/7

04024903

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Xstrata

*CURRENT ADDRESS

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34660 FISCAL YEAR 12-31-03

Complete for initial submissions only ** *Please note name and address changes*

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DAT : 5/7/04

xstrata

RECEIVED

2004 MAY -7 A 9:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARLS 12-31-03

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SEC MAIL PROCESSING RECEIVED MAY 04 2004 WASH, D.C. 155 SECTION

Friday, April 30, 2004

Xstrata file number 82-34660

Please find attached all company announcement released by Xstrata during the months of February and March 2004 as well as the Annual and HSEC report 2003.

Yours sincerely,

B. Mattenberger

Brigitte Mattenberger
Corporate Affairs

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 CH-6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

Xstrata File Number 82-34660

xstrata copper

XSTRATA COPPER ANNOUNCES CFO APPOINTMENT

Brisbane, 5 February 2004

Further to recent announcements by Xstrata plc ("Xstrata") regarding the formation of a single global copper business, the Chief Executive of Xstrata Copper, Charlie Sartain announces the appointment of Louis Irvine to the position of Chief Financial Officer (CFO) for the Business Unit.

Louis was previously CFO of BHP Billiton's Carbon Steel Materials Division, having spent 12 years with BHP Billiton.

Commenting on the appointment, Charlie Sartain, Chief Executive of Xstrata Copper said: "*As we strive to ensure maximum success for our single, global copper business, I am certain* we will benefit enormously from Louis' strong financial background in the resources sector. We are extremely pleased to be welcoming Louis to Xstrata Copper and look forward to working with him."

Louis Irvine will join Xstrata Copper's global headquarters in Brisbane in the near future.

ends

Biographical note

Louis Irvine

Mr Irvine has worked for BHP Billiton for 12 years, most recently as CFO for the Carbon Steel Materials Division, based in Melbourne. He has significant experience in international project finance and treasury management. Prior to holding his current position he was Treasurer of Billiton South Africa and more formerly General Manager of Administration and Finance for the Mozal Aluminium Smelter in Mozambique.

Xstrata contacts

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@xstrata.com

Sue Sara
Telephone +61 7 3833 8172
Mobile +61 411 206 090
Email suesara@xstrata.com.au

Julian Rooney
Telephone +5411 4316 8321
Mobile +5411 4415 1285
Email jpr@alumbrera.com.au

xstrata

Zug, 13 February 2004

Xstrata plc ("Xstrata") announces that it was notified on 12 February 2004 by Credit Suisse First Boston Equities Limited ("CSFB Equities") of a change in the interests of the Credit Suisse Group ("CSG"), CSFB Equities, and Credit Suisse First Boston (Europe) Limited ("CSFBE") in Xstrata's ordinary shares. The notification by CSFB Equities stated that the Credit Suisse Group had an interest in 255,029,932 shares in Xstrata (40.38%) of which CSFB Equities, CSFBE and Glencore International AG ("Glencore") in aggregate were jointly interested in a total of 253,699,767 shares in Xstrata (40.17%). A notification by Glencore on 12 February 2004 stated that Glencore, CSFB Equities and CSFBE in aggregate were jointly interested in a total of 253,699,767 shares in Xstrata (40.17%).
ends

Xstrata contacts

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@xstrata.com

Richard Elliston
Telephone +44 20 7968 2885
Mobile +44 7759 924 576
Email relliston@xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@xstrata.com

Michael Oke & Claire Bithell
Prospero Financial
Telephone +44 20 7898 9394/9387
Mobile +44 7778 469630/07796 278 294

xstrata

Zug, 13 February 2004

Xstrata plc will announce its preliminary annual results for the year ended 31 December 2003 on Tuesday 24, February 2004.

A full copy of the preliminary results announcement will be emailed to you at 0630 UK time (0730 Swiss time) on the morning of Tuesday, 24 February, and will be screened by the Regulatory News Service of the London Stock Exchange at 0700 (London time).

The following arrangements have been made:

1) The full interim results announcement will be available on the Xstrata website at 0630 (London time), at: http://www.xstrata.com/results

2) A live audio-visual web cast of the presentation will be available on the Website (http://www.xstrata.com/presentation) at 10h00 (London time).

3) There will be a dial-in facility with the following numbers:

UK Free Phone Dial In number:	0800 953 1444
USA Free phone Dial in number:	1866 2201452
Australia Free phone Dial in number:	1800 816271
Switzerland Free phone Dial in number:	0800 000105
Alternative number is:	+44 (0) 1452 542 300

4) An audio replay of the analysts' presentation will be available for 48 hours following the presentation. Dial-in numbers:

Replay Access Number: 917705#
UK Dial In Number 0871 7000 145
Standard International Number +44 (0) 1452 55 00 00

5) The presentation slides will be available on the website from 0900 UK time (1000 CH time);

For further information please do not hesitate to contact me.

Best regards

Brigitte Mattenberger
Xstrata (Schweiz) AG
Bahnhofstrasse 2
P.O. Box 102
6301 Zug
Tel. +41 41 726 60 71
Fax +41 41 726 7199
email: bmattenberger@xstrata.com
web: www.xstrata.com

xstrata coal

NEWS RELEASE

Monday 16 February 2004

XSTRATA COAL PLEDGES ITS SUPPORT FOR YOUTH EDUCATION

Xstrata Coal has pledged its support for youth education by sponsoring the NSW Premier's Teacher Scholarships and contributing to the Australasian Institute of Mining and Metallurgy's (AusIMM) Education Endowment Fund.

The Premier of New South Wales, the Hon. Bob Carr MP, yesterday launched the 2004 Premier's Teacher Scholarships, which this year will include four Xstrata Coal Rural and Remote Scholarships.

Peter Coates, Chief Executive Xstrata Coal, said, "Our future rests with today's youth and initiatives such as the Premier's Teacher Scholarships and AusIMM's Education Endowment Fund provide an excellent opportunity to unlock this potential.

"The Premier has established a wonderful initiative whereby companies such as Xstrata Coal have the opportunity to assist teachers undertake research in their chosen field for the ultimate benefit of our youth. The merit of this initiative inspired us to commit to four Xstrata Coal Rural and Remote Education scholarships valued at $15,000 each, representing an annual commitment of $60,000. At the outset, we have committed to providing these annual scholarships for a three-year period.

"We elected to support rural and remote education as a means of championing education in those NSW communities in which we operate, including the Hunter Valley and the Central West. Two of the scholarships will be made specifically available to teachers from these areas, with another scholarship for teachers from isolated schools. The fourth scholarship is open to educators from distance education providers, such as the NSW Centre for Learning Innovation and Distance Education Centres (DECs), who are responsible for developing innovative teaching resources for distance education.

"This year we have also elected to support AusIMM's Education Endowment Fund, which has a charter to promote the mining industry to students and encourage them to make their way as professionals in our industry upon their graduation. We hope that the establishment of the Xstrata Coal Education Endowment Fund Scholarship, made possible by our donation of $200,000 to the Fund, will assist more young people to join our industry."

The AusIMM Education Endowment Fund was established in 1989 with donations from across its broad membership. The interest from this fund is used to provide valuable scholarships, awards and support for students in minerals industry courses. Funds are also provided to assist the Australian Student Mineral Venture (ASMV) program, which gives Australian senior secondary students a two-week practical introductory experience of the minerals industry each year.

Ends

For further information:

Justine Winn
Corporate Affairs Manager, Xstrata Coal
T: 02 9253 6732 / M: 0416 196403

xstrata

Zug, 18 February 2004

Xstrata Plc ("Xstrata") announces that it was advised by Capital Group Companies Inc that Capital Guardian Trust Company, Capital International Limited, Capital International SA and Capital International Inc have decreased their holdings in Xstrata to 15,686,700, 20,744,822, 2,752,970 and 930,320 ordinary shares respectively, representing 2.48%, 3.29%, 0.44% and 0.15% respectively of the Group's issued share capital (previously 2.84%, 3.80%, 0.69% and 0.15%).

The aggregate shareholding of the Capital Group is now 68,676,197 shares, which represents 10.88% of Xstrata's issued share capital.

ends

****

Brigitte Mattenberger
Xstrata
Phone: +41 41 726 6071
Fax: +41 41 726 7199
Mobile: +41 79 381 1823
www.xstrata.com

xstrata

Zug, Tuesday 24 February 2004

Xstrata plc, the international natural resources group, today announces preliminary results for the twelve months to 31 December 2003.

The preliminary results are reported on both a UK GAAP statutory and a proforma basis. Xstrata's acquisition of MIM Holdings completed on 24 June 2003 and MIM was consolidated from 1 July 2003. Statutory results in this report therefore include the acquisition of MIM Holdings from 1 July 2003. Proforma figures include the MIM acquisition from 1 January 2003 to provide a basis for ongoing analysis. Proforma figures for the previous year 2002 include Duiker and Enex coal assets from 1 January 2002; these assets were acquired by Xstrata in March 2002.

Proforma and statutory operational results exclude the discontinued operations (Avonmouth, Duisburg and Magnesium) for both 2003 and 2002.

Key Financial Results

US$m	**Statutory Year ended 31.12.03**	Statutory Year ended 31.12.02	**Pro forma Year ended 31.12.03***	Pro forma Year ended 31.12.02**
Turnover †	**3,478.9**	1,806.1	**4,412.4**	3,961.2
EBITDA (pre-exceptionals) †	**700.0**	418.6	**955.7**	1,218.2
EBIT (pre-exceptionals) †	**320.1**	274.1	**431.1**	793.8
EBIT	**432.0**	215.3	**539.9**	542.6
Attributable profit (pre-exceptionals)	**162.0**	193.1	**164.2**	423.9
Attributable profit	**277.0**	142.3	**279.2**	212.2
Earnings per share (pre-exceptionals)	**US$0.37**	US$0.58	**US$0.26**	US$0.67
Earnings per share	**US$0.63**	US$0.43	**US$0.45**	US$0.34
Net operating cash flow (pre-exceptionals)	**606.6**	451.8	**824.6**	-
Net debt to equity %	**31.1%**	15.3%	**31.1%**	-
Attributable net assets	**6,525.7**	3,566.1	**6,525.7**	4,952.2
Attributable net assets per share	**US$10.33**	US$14.12	**US$10.33**	US$7.84

* Pro forma includes MIM Group acquisition from 01.01.03
** Pro forma includes Coal and MIM Group acquisitions from 01.01.02 and does not include Nordenham
† Excludes Ravenswood and discontinued operations (Avonmouth, Duisburg and Magnesium)

Highlights

- Successful US$2.1 billion acquisition of the MIM group and associated US$1.4 billion Rights Issue, with seamless integration and restructuring of MIM
- Annual post acquisition synergy benefits on track for US$55 million in 2004
- Efficiency gains across Xstrata business of US$61 million (3% of operating costs)

- Approval for Phase One of ZAR1.2 billion Lion Project in South Africa, to grow annual ferrochrome production by 25%
- Approval for 8 million tonne per annum Rolleston thermal coal project in Queensland at capital cost of AUD291 million
- Establishment of Xstrata - SA Chrome Venture introduces meaningful empowerment ownership in Xstrata's South African ferrochrome business
- Attributable statutory profit (pre exceptionals) of US$162 million, against a backdrop of a materially weaker US dollar and depressed commodity prices
- Free cash flow generation of US$457 million, with 31% debt to equity ratio at year end
- Final dividend of 13.3USc per share declared bringing full year dividends to 20USc per share, consistent with the implied 2002 dividend

Commenting on the results, Chief Executive Mick Davis said:

"The financial results for the year reflect the negative impact of previously depressed commodity prices and a weak US dollar. However, Xstrata took advantage of the market conditions by acquiring MIM Holdings, reduced the cost base of the former 'pre-MIM' Xstrata by around 3% of operating costs and is bringing forward growth from Alloys and Coal within the existing portfolio.

"The establishment of a shared venture between Xstrata and SA Chrome & Alloys (Pty) Limited will introduce meaningful and sustainable empowerment ownership and involvement in the ferrochrome business. This fulfils a key requirement in the new Mineral and Petroleum Resources Development Act in South Africa without any diminution in value to Xstrata's shareholders.

"The resurgence in the prices of all our commodities towards the end of 2003 has created a huge amount of interest and speculation in the outlook for the mining sector in 2004. We see little evidence that the demand side of the equation will change for the worse, however the outlook for increased supply varies between the different commodities. Our major businesses appear to be in a good position."

ends

Contacts

Marc Gonsalves
Telephone: +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@xstrata.com

Brigitte Mattenberger
Telephone +41 41 716 6071
Mobile +41 793 811 823
Email bmattenberger@xstrata.com

Michael Oke & Claire Bithell
Prospero Financial
Telephone: +44 20 7898 9394/9387
Mobile: +44 7778 469630 / 7796 278294

Xstrata File
Number 82-34660

NEWS RELEASE

XSTRATA PRELIMINARY RESULTS FOR YEAR ENDED 31 DECEMBER 2003

Zug, Tuesday 24 February 2004

Xstrata plc, the international natural resources group, today announces preliminary results for the twelve months to 31 December 2003.

The preliminary results are reported on both a UK GAAP statutory and a proforma basis. Xstrata's acquisition of MIM Holdings completed on 24 June 2003 and MIM was consolidated from 1 July 2003. Statutory results in this report therefore include the acquisition of MIM Holdings from 1 July 2003. Proforma figures include the MIM acquisition from 1 January 2003 to provide a basis for ongoing analysis. Proforma figures for the previous year 2002 include Duiker and Enex coal assets from 1 January 2002; these assets were acquired by Xstrata in March 2002.

Proforma and statutory operational results exclude the discontinued operations (Avonmouth, Duisburg and Magnesium) for both 2003 and 2002.

Key Financial Results

US$m	**Statutory Year ended 31.12.03**	Statutory Year ended 31.12.02	**Pro forma Year ended 31.12.03***	Pro forma Year ended 31.12.02**
Turnover †	**3,478.9**	1,806.1	**4,412.4**	3,961.2
EBITDA (pre-exceptionals) †	**700.0**	418.6	**955.7**	1,218.2
EBIT (pre-exceptionals) †	**320.1**	274.1	**431.1**	793.8
EBIT	**432.0**	215.3	**539.9**	542.6
Attributable profit (pre-exceptionals)	**162.0**	193.1	**164.2**	423.9
Attributable profit	**277.0**	142.3	**279.2**	212.2
Earnings per share (pre-exceptionals)	**US$0.37**	US$0.58	**US$0.26**	US$0.67
Earnings per share	**US$0.63**	US$0.43	**US$0.45**	US$0.34
Net operating cash flow (pre-exceptionals)	**606.6**	451.8	**824.6**	-
Net debt to equity %	**31.1%**	15.3%	**31.1%**	-
Attributable net assets	**6,525.7**	3,566.1	**6,525.7**	4,952.2
Attributable net assets per share	**US$10.33**	US$14.12	**US$10.33**	US$7.84

* Pro forma includes MIM Group acquisition from 01.01.03
** Pro forma includes Coal and MIM Group acquisitions from 01.01.02 and does not include Nordenham
† Excludes Ravenswood and discontinued operations (Avonmouth, Duisburg and Magnesium)

Highlights

- Successful US$2.1 billion acquisition of the MIM group and associated US$1.4 billion Rights Issue, with seamless integration and restructuring of MIM
- Annual post acquisition synergy benefits on track for US$55 million in 2004

- Efficiency gains across Xstrata business of US$61 million (3% of operating costs)
- Approval for Phase One of ZAR1.2 billion Lion Project in South Africa, to grow annual ferrochrome production by 25%
- Approval for 8 million tonne per annum Rolleston thermal coal project in Queensland at capital cost of AUD291 million
- Establishment of Xstrata - SA Chrome Venture introduces meaningful empowerment ownership in Xstrata's South African ferrochrome business
- Attributable statutory profit (pre exceptionals) of US$162 million, against a backdrop of a materially weaker US dollar and depressed commodity prices
- Free cash flow generation of US$457 million, with 31% debt to equity ratio at year end
- Final dividend of 13.3USc per share declared bringing full year dividends to 20USc per share, consistent with the implied 2002 dividend

Commenting on the results, Chief Executive Mick Davis said:

"The financial results for the year reflect the negative impact of previously depressed commodity prices and a weak US dollar. However, Xstrata took advantage of the market conditions by acquiring MIM Holdings, reduced the cost base of the former 'pre-MIM' Xstrata by around 3% of operating costs and is bringing forward growth from Alloys and Coal within the existing portfolio.

"The establishment of a shared venture between Xstrata and SA Chrome & Alloys (Pty) Limited will introduce meaningful and sustainable empowerment ownership and involvement in the ferrochrome business. This fulfils a key requirement in the new Mineral and Petroleum Resources Development Act in South Africa without any diminution in value to Xstrata's shareholders.

"The resurgence in the prices of all our commodities towards the end of 2003 has created a huge amount of interest and speculation in the outlook for the mining sector in 2004. We see little evidence that the demand side of the equation will change for the worse, however the outlook for increased supply varies between the different commodities. Our major businesses appear to be in a good position."

ends

Contacts

Marc Gonsalves
Telephone: +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@xstrata.com

Brigitte Mattenberger
Telephone +41 41 716 6071
Mobile +41 793 811 823
Email bmattenberger@xstrata.com

Michael Oke & Claire Bithell
Prospero Financial
Telephone: +44 20 7898 9394/9387
Mobile: +44 7778 469630 / 7796 278294

SECTION TWO: Chief Executive's Report

There is currently much debate on the nature of the current buoyancy in the commodity markets. Whether this cycle represents a secular shift in real commodity pricing or is simply a cyclical upturn will only be apparent in time to come. In either scenario, Xstrata – with its new scale and breadth – is well positioned to create value for its shareholders due to the progress made in implementing the strategy, which we set out at the time of our IPO and reiterated in the annual review last year.

Whilst the financial results for the year reflect the negative impacts of previously depressed commodity prices and a weak US dollar, in the past 12 months, Xstrata:

- took advantage of the difficult market conditions by successfully acquiring MIM Holdings Ltd at what, with the benefit of hindsight, now looks to have been the bottom of the commodity cycle;
- continued to make significant progress in reducing costs in real terms across the Group, removing some US$61 million from the cost base of the former 'pre-MIM' Xstrata (some 3% of operating costs); and
- made excellent progress in bringing forward growth from within the existing portfolio, approving two major projects in Alloys and Coal that have secured the long-term growth of two of our four global businesses.

These three aspects are so significant to understanding the potential for value creation within Xstrata that they merit more detailed analysis:

The Acquisition of MIM Holdings

The rationale for the purchase of MIM was set out in the interim report in September 2003. In summary, MIM delivered:

- Earnings enhancement;
- Meaningful entry into two new global businesses (Copper and Coking Coal);
- *Greater earnings and geographical diversification*; and
- An enhanced portfolio of internal growth options.

Integration and Synergy Benefits

The formal integration process completed, as expected, at the end of September. The coal and zinc-lead assets of MIM were placed within our global coal and zinc businesses respectively, and the copper operations in Australia and Latin America were divided into two interim business units. The head office structure of the former MIM was disbanded, with essential corporate and service functions devolved to the new businesses, resulting in a significant reduction in head count. Exploration was pared back to near-mine/on-lease development, with a sale of non-core tenements and related assets. One-off costs associated with the integration, primarily redundancy expenses, totaled US$13.3 million in 2003.

As a consequence of these initiatives, our initial estimate of annual head office and exploration cost savings, of US$28 million in the first year of acquisition, was raised

35% to US$38 million. Together with the estimated US$17 million annual benefits that flow from the Group's financial structure, we expect to save US$55 million of costs annually from 2004.

Operational Issues at MIM

The assets of the former MIM performed poorly in 2003, particularly the coking coal business in Queensland, where EBIT fell some US$108 million or 81% year on year. The operational issues were well flagged by MIM itself and covered in our interim report in September. I am pleased to report that the immediate steps taken by the experienced management team from Xstrata Coal, who took over the business in July, have substantially reduced the risk of frictional ignition events and addressed the strata management issues, which combined to reduce production in 2002. Measures already adopted included modifying equipment and mining sequences, and reducing methane levels via underground in-seam gas drainage, with implementation underway to address longer-term stability through surface in-seam gas drainage. As a consequence, cutting speeds at the operation have returned to prior levels, with safety and operational performance expected to be substantially better in 2004.

Further Restructuring of Xstrata Copper

In January this year, we announced the restructuring of our copper assets into a single global copper business in line with the Xstrata business model, and appointed as chief executive Charlie Sartain, previously head of our copper business in Latin America. Charlie, who has extensive experience in the copper industry, has been responsible for the significant turn around at Alumbrera. The timing and extent of reorganisation within the copper assets has been driven by the imperative to optimise operational performance.

Charlie has already made a number of changes to senior operational personnel and initiated a wide-ranging process to streamline the organisational structure of the new business. Changes of this magnitude are not made lightly, but it is essential that the potential of our Australian base metal assets be fully unlocked.

The changes in senior personnel, together with the robust and forthright management that now characterises this business, have already begun to generate the new and positive momentum required to break the logjam of past inertia and deliver meaningful operational improvements. This is particularly necessary at Mount Isa, where a comprehensive process of improving work practices and productivity is underway.

It will clearly take time to reap the full benefit of these interventions, but early indications are that the workforce has reacted positively to the leadership changes and are keen to restore Mount Isa's historic reputation as the premier Australian mining complex. I am now satisfied that we have in place with Charlie and his new team the right people to maximise the value of our existing assets and to grow our Copper Business from this base.

Efficiency Improvements Across Xstrata

A key driver of value for the Group, since our listing in London two years ago, has been the delivery of real efficiency gains across our business in each reporting period. We maintained that performance across the former "pre-MIM" Xstrata in 2003, reducing costs in real terms by US$61 million, around 3% of the operating cost base and considerably ahead of the inflation impact of US$35 million. I pay tribute to the management teams of our commodity businesses, who have ensured that real unit cost reductions have consistently exceeded the impact of inflation in each of the last four successive reporting periods. Details of 2003 cost performance are provided in the Financial and Operating reviews that follow.

Our coal and zinc businesses led the way, maintaining their excellent cost-cutting performance of 2002. In the two years since Xstrata's listing, these businesses have reduced their real costs, excluding any currency or inflation impacts, by US$72.5 million and US$51.2 million respectively. The major efficiency gains in our coal business were achieved in Australia, and reflect the optimisation associated with contiguous reserves and the on-going switch into lower-cost production. Our zinc business, already one the lowest cost producers in the industry, achieved cost reductions in real terms at both San Juan de Nieva in Spain, where a 25,000 tonne expansion was successfully commissioned, and at Nordenham in Germany, where unit costs declined by 10% in real terms in Xstrata's first year of ownership.

Our Alloys business did well to maintain its cost position in real terms in 2003 despite the very significant cost increases in reductants, and the negative impact of challenging mining conditions. The acquisition of a local charcoal producer at the start of the year and the commissioning of a pelletising plant at Rustenburg in the fourth quarter helped to reduce reductant costs and improve smelter efficiencies, with the full positive impact of these developments expected to deliver more significant cost efficiencies in 2004.

EBIT VARIANCE OF UNIT COSTS IN REAL TERMS (2003* vs 2002)**

US$m	Xstrata †	MIM †	Pro forma †
Alloys	(0.1)	-	(0.1)
Coal	35.2	(31.2)	4.0
Copper	-	(43.6)	(43.6)
Zinc Lead	25.9	11.3	37.2
Other businesses	0.2	-	0.2
Rationalisation of former MIM head office	-	16.1	16.1
Total	**61.2**	**(47.4)**	**13.8**

* Pro forma includes MIM Group acquisition from 01.01.03
** Pro forma includes Coal and MIM Group acquisitions from 01.01.02 and does not include Nordenham
† Excludes Ravenswood and discontinued operations (Avonmouth, Duisburg and Magnesium)

In the former MIM operations, an excellent cost performance at Alumbrera, and positive cost performances of US$11 million in zinc lead (mainly associated with rationalisation of the Northfleet operation), could not offset the significant increase in operating costs in the Queensland copper and coal businesses. However, we benefited by the reduction in the head office costs of MIM, achieved after Xstrata took control in the second half of the year. This amounted to US$16 million and forms part of the annual US$55 million synergy benefits referred to previously and more than offset the US$13.3 million cost of the post-acquisition corporate restructuring.

I reiterate our confidence that we will secure additional value for shareholders in extending Xstrata's unremitting focus on cost reduction across the new enlarged Group. The Xstrata long term incentive scheme, which extends to management teams across the group, has been refined to reflect this goal and aligns rewards with cost reduction achievements.

Growth

As we set out in last year's report, Xstrata has a range of growth options available, which has been enhanced through the acquisition of MIM. We have held back initiating any project until we were absolutely certain that it would satisfy real demand in its market, compete as a low cost producer with any other potential new capacity in its industry and demonstrably create value at conservative long-run assumptions. Two projects have satisfied these criteria: the Lion ferrochrome expansion, which we announced in December 2003, and the Rolleston thermal coal operation in Queensland, which we have now approved.

Both projects effectively provide the Group with low-cost, high return capacity that will allow Xstrata to meet growth in customer demand for many years to come in the two of our four global businesses, in which we have positions of industry leadership and which are both characterised by higher than average rates of growth.

Growth in Alloys

In December 2003, Xstrata announced approval of Phase One of the Lion Project, a one million tonne per annum ferrochrome complex, located on the site of Xstrata's existing Vantech facility in Mpumalanga Province, South Africa. The plant will utilise Xstrata's exclusive and proven "Premus" technology, which is expected to deliver operating costs around 20% below alternative technologies, due to reduced use of high-cost metallurgical coke and power costs between 25% and 45% lower than prevailing industry processes.

Phase One, which has a capital cost of ZAR1.25 billion, comprises two 63MVA closed submerged arc furnaces producing 330,000 tonnes per annum of a high-demand, lower silicon ferrochrome product, and raising Xstrata Alloy's annual production capacity by some 25% to some 1.63 million tonnes. Lion's exceptionally low capital and operating costs, which will further reduce the Group's average cost of production and its low requirement for expensive reductants, will ensure that the Project delivers excellent returns to shareholders, even at a time when the strength of the Rand has made many South African mining projects uneconomic. The capital efficient, brownfield expansions of Phases 2 and 3 provide Xstrata Alloys with an unrivalled capability to expand ferrochrome production some 75% above current levels – enough to meet rising demand from the world's high growth stainless steel industry over at least the next decade. Importantly, it will maintain our industry leading position as the world's largest and most efficient ferrochrome producer and secure our ability to deliver returns well in excess of our cost of capital during every part of the cycle – a rare accomplishment in such a cyclical industry.

Growth in Coal

The acquisition of MIM also provided Xstrata with ownership of the Rolleston Project, a major greenfield thermal coal resource located in the Bowen Basin, Central Queensland, Australia. Following a thorough review over the past six months, including extensive product testing with major customers, the Board of Xstrata has given the go-ahead to develop an eight million tonne per annum open-cut mine at Rolleston. The total capital cost of the Project, is estimated at AUD291 million, of which Xstrata's 75% share will be AUD218 million.

Rolleston will be in the lowest cost quartile of Australian thermal coal producers due to its low strip ratio, high-productivity draglines and its output of product that does not require washing. The operation's use of the Gladstone Port provides a freight advantage, estimated at US$1.25/tonne, compared to export production from New South Wales, allowing its product to compete on a CIF basis with Indonesia and China.

Rolleston's coal is characterised by its exceptionally low-ash content, which has already generated substantial interest across the Asian market. Combustion tests conducted on coal from the Rolleston trial pit by power utilities in Korea, Japan, Hong Kong, New Zealand and Australia have confirmed the competitive advantages of the Rolleston product, with letters of intent already received from major customers.

Rolleston enjoys a rapid development profile, with first production of some one million tonnes expected in 2005, and full production of 6mtpa export and 2mtpa domestic production in 2008. The operation has a mine life in excess of 20 years and holds further expansion potential to some 12 mtpa, with minor additional capital.

The timing of the Project is particularly opportune, positioning Rolleston to secure an important and long-duration domestic supply contract, not anticipated in the previous MIM feasibility, that will make a significant positive difference to the Project's NPV. In addition, the current congestion in exports out of Newcastle has created additional interest in the Project from customers due to Rolleston's use of Queensland's Gladstone port. Finally, Rolleston's production profile is timed to fill a gap in the market created by reducing supply of similar specification product from competitors whose operations are reaching the end of their natural lives.

Queensland Rail will construct, own and operate a new 110km spur to expand their existing rail network into the Blackwater system, at an estimated cost of AUD230 million. The Rolleston mine will be charged a fee under a 20-year contract for non-exclusive access and use of the new line.

Taken together, Rolleston's low operating costs, its highly competitive product and the benefits of its location will ensure that this Project earns for its shareholders a rate of return in excess of 18% at our long run price assumption of AUD49.00/tonne, and returns the Group's cost of capital at a long run price as low as AUD36.50/tonne.

In addition to Rolleston, I have mentioned previously that one of the strengths of our global coal business is the range and quality of low-cost brownfield expansions within its portfolio, which require only incremental capital and which enjoy exceptionally short lead-times. In New South Wales, Xstrata Coal holds seven million tonnes of potential annual capacity that can be brought into production for US$40 million, of which three million tonnes has a lead time of three months or less. These projects present the Group with considerable flexibility in growing our production base and feeding the demands of the market going forward. They will complement the new capacity being brought on in Queensland and secure our growth in the Asian market for the foreseeable future.

Growth in Zinc and Copper

While no major new projects are underway in our zinc business, I have previously mentioned the growth potential within this global portfolio. Over the past two years, San Juan de Nieva, the jewel of the world's zinc refineries in terms of cost and scale, has grown an annual production capacity of 340,000 tonnes to some 480,000 tonnes in 2003 – an increase of over 40% that has significantly improved the capital efficiency and productivity of this already world-class operation. At San Juan and Nordenham two brownfield projects are already underway, which will raise annual production by some 7,000 and 6,000 tonnes respectively. Further growth potential still exists at San Juan, where two low cost projects could increase zinc output to some 537,000 tonnes per annum, a further 12% increase in production capacity.

Work still continues on a feasibility study into a possible expansion at the McArthur River Mine (MRM) zinc operation in Australia and the potential application of the Albion technology at this operation. Both options seek to address the challenge to the long-term viability of the operation created by the ever reducing number of smelters in the world able to process MRM's bulk concentrates. Any decision will follow a review of the study, which will conclude towards the end of the year.

Our fourth global business, Xstrata Copper, does not enjoy the same robust pipeline of internal growth projects. Indeed, the challenge of this business is twofold:

- First, Xstrata Copper seeks to extend the operating lives of its existing assets: *Mount Isa and Ernest Henry in Australia and Alumbrera in Argentina. In pursuit of* this goal, we continue to devote time and resources to on- and near-lease exploration at these operations to bring additional resources to book. At Mount Isa, we remain confident in the potential to extend the mine's life based on its existing resource base. Extending the mine lives at Ernest Henry and Alumbrera, however, is likely to depend on finding additional and nearby reserves. Both mines have programmes in place, with some US$4 million set aside to advance these in 2004.

- Second, we aim to use the Group's extensive base of operating expertise across the spectrum of copper mining and processing, and its leading position in copper technology, in order to leverage participation in new copper projects. Our new business teams maintain an active programme of engagement with other industry participants and are alert to smaller, acquisition opportunities in the red metal. Clearly the current very strong performance in the copper price has made any entry into this market more challenging, and our focus remains medium- not short-term.

Growth Outside the Portfolio

Xstrata has undergone two major transformations since listing on the London market two years ago in March 2002. The acquisition of the coal assets from Glencore International AG and the acquisition of MIM have created a diversified Group with an excellent spread of commodity exposures, almost equally divided between the bulk, negotiated markets of coal and alloys, and the terminally-traded, LME metals of zinc and copper. The strengths of the current portfolio – its high gearing to the current strong commodity prices, its robust cash flows and its internal growth potential – remove the imperative to grow through acquisition.

Nevertheless, the strategy we set out two years ago remains valid, and our belief that further potential exists to create value by taking advantage of our relative size to grow through a combination of internal projects, smaller incremental acquisitions as well as transformational deals, remains similarly intact. While we remain particularly alert to opportunities within the sector, we feel under no pressure to advance any transaction.

2003 Results

As evidenced in the Group's results for 2003, progress in the three areas discussed above was made against the backdrop of a difficult year for our commodity businesses, which was characterised by lacklustre commodity prices and the significant weakening of the US dollar against a basket of key local currencies, particularly the Australian dollar, Euro and South African Rand.

AVERAGE COMMODITY PRICES ADJUSTED FOR CURRENCY CHANGES

	Unit	**Average price received Year ended 31.12.03**	Average price received Year ended 31.12.02	% Change
Australian FOB export thermal coal	AUD/t	**38.8**	49.5	(21.6)
South African export thermal coal	ZAR/t	**187.7**	258.4	(27.4)
Australian FOB export semi-soft coking	AUD/t	**47.0**	59.3	(20.7)
Australian FOB export coking	AUD/t	**67.0**	81.3	(17.6)
Copper	ARS/t	**5,246**	4,904	7.0
	AUD/t	**2,739**	2,919	(6.2)
Lead	GBP/t	**315**	302	4.3
Zinc	AUD/t	**1,275**	1,434	(11.1)
	Euros/t	**733**	826	(11.3)
Ferrochrome (Metal Bulletin)	ZAR/lb	**346.8**	315.1	10.1
Vanadium Pentoxide (Metal Bulletin)	ZAR/lb	**16.7**	14.1	18.4

The impact is clearly evident in the above table. With the exception of ferrochrome, where prices are tightly correlated to the Rand-US dollar exchange rate, the received prices for our major commodities in local currency terms were considerably lower in 2003 than 2002. While spot prices across all our commodities improved as the year progressed, significantly so in copper and zinc, which rose 40% and 27% respectively from July to December, these increases could not offset the aggregate impact of the weaker US dollar.

Operating Profit

On a proforma basis, and excluding exceptional items, operating profit decreased 46%, or US$363 million to US$431 million, with stronger local currencies the largest contributing factor to the fall, collectively reducing profit at the operating level by some US$550 million year on year. This impact was partially mitigated in Australia, where hedging gains added almost US$130 million compared to the previous year. The re-commissioning of idled ferrochrome capacity, together with the impact of the acquisitions of the Ravensworth and Narama operations for the full 2003 period and incremental zinc sales from an expanded San Juan de Nieva smelter in Spain, meant that higher sales volumes at Xstrata's operations, excluding the assets acquired with MIM, led to a US$32 million rise in EBIT.

Within the assets acquired in July with the MIM acquisition, the improving prices of terminal market commodities - particularly copper - made a positive contribution in the latter part of 2003, although this was tempered by the weaker US dollar, lower received coal prices and reduced copper output. As highlighted at the half-year, lower sales volumes in the coking coal and copper businesses of the former MIM caused a negative EBIT movement of US$105 million, with lower production from the underground longwall operations at Oaky reducing operating profit by US$33 million year on year. In addition, lower head grades at Alumbrera and the copper smelter rebrick at Mount Isa combined to reduce EBIT by US$60 million.

Depreciation

Depreciation across the Group rose by a total of US$100 million, of which US$70 million was directly due to the stronger local currencies. The remaining increase in depreciation and amortisation related to higher thermal coal and ferrochrome production, and reallocation of fixed asset economic lives and fair values in the MIM coal and copper operations.

Taxation

The statutory pre-exceptionals tax charge of US$48 million represents an effective tax rate of 20 percent, versus 13 percent in 2002. The increase in 2003 is mainly due to a higher effective tax rate in the MIM operations. On a post-exceptional basis, the effective tax rate was 13%.

Attributable Profit and Exceptional Items

Attributable profit on a pro forma basis rose to US$279.2 million - a 32% increase on 2002. However, this figure included a net exceptional gain of US$113.2 million, made up in the main from the profit arising on the sale of an additional portion of our Queensland Coal interests to our Joint Venture partners, offset by restructuring costs of US$21,8 million at the MIM head office and the Northfleet plant.

Balance Sheet and Cash Flow

Despite undertaking a major transaction that almost doubled the size of the Group, Xstrata ended 2003 with net debt of US$2.2 billion. This equates to a gearing level of 31.1%, down from 47.3% (US$2.7 billion) at the half-year and consistent with our long-term target range of 30-35% on a net debt to equity basis.

As indicated in the interim report, the Group issued US$600 million of seven year Convertible Bonds at a conversion price of 610 pence in 2003. The issue achieved a number of financing objectives, including diversifying Xstrata's funding base, extending the average maturity profile of the Group's debt by some 18 months and reducing the cost of the bank financing facility put in place at the time of the MIM acquisition. Net proceeds were used to refinance a portion of the Group's amended syndicated loan facility.

Free cash flow, before discretionary expansionary capital expenditure was US$449 million on a pro forma basis. Working capital, at US$586 million at year-end, reflected an increased investment mainly as a result of higher commodity prices at year-end, stronger local currencies and certain shipments that were delayed until early-January 2004.

Dividend

The Directors have declared a dividend of 13.3 US cents per share, representing two-thirds of the full year dividend. This distribution is consistent with the 2002 implied dividend, adjusted for the bonus factor implicit in the Rights Issue associated with the

MIM acquisition. The record date for the dividend is 30 April 2004 and payment will be made on 21 May 2004. The Board has affirmed the Group's progressive dividend policy.

Xstrata – SA Chrome Venture

The announcement of the establishment of a shared venture (the Venture) between Xstrata and SA Chrome & Alloys (Pty) Limited, to which each party will contribute its respective South African chrome and ferrochrome assets, addresses one of the major challenges facing the Group and represents a significant achievement for our Alloys business. SA Chrome is an empowerment company, listed on the Johannesburg Stock Exchange and controlled by Royal Bafokeng Resources Holdings Limited (33.2%) and the Industrial Development Corporation of South Africa Limited (25.2%). The Venture will operate under a single management, which will be led by Xstrata Alloys Chief Executive Peet Nienaber. A joint Board will oversee operations and comprises of three representatives from both Xstrata and SA Chrome. Peet will chair this Board and retain a casting vote in the event of deadlock, save for certain investment and budgetary decisions.

The Venture enables both SA Chrome and Xstrata to realise significant operational efficiencies through the transfer of best operational practice, the optimisation of ore feed from the reserves of the two parties, and the introduction of new technology. The transaction, which we expect to be earnings neutral for Xstrata, will introduce meaningful and sustainable empowerment ownership and involvement in Xstrata's South African ferrochrome business, fulfilling a key requirement in the new Mineral and Petroleum Resources Development Act in South Africa and doing so without any diminution in value to Xstrata's shareholders. In fact the Venture goes beyond the requirements of the new legislation, providing empowerment participation not just in mining, but also in the beneficiation of ore to produce ferrochrome.

Under the agreement, SA Chrome and Xstrata will retain ownership of all their respective assets, mining rights and land, with both parties undertaking to contribute to the Xstrata - SA Chrome Venture their ferrochrome assets, with the exception on Xstrata's side of the two furnaces at the Wonderkop plant that form part of our joint venture with Samancor (Pty) Limited and the production offtake agreement with Mitsui at our Lydenburg plant, in exchange for set participation interests in the Venture. Both parties will share in the earnings before interest, tax, depreciation and amortisation (EBITDA) of the Xstrata – SA Chrome Venture in proportion to their respective participation interest. From the third year onwards, Xstrata and SA Chrome will participate 82.5% and 17.5% respectively, with the relative proportions changing from 89:11 in the first year to 86:14 in the second year.

The Venture will have pro-forma annual ferrochrome capacity of 1.45 million tonnes (representing around 26% of current global output).

I am delighted with the positive response that this transaction has received from the Minister of Minerals and Energy in South Africa and reaffirm our confidence in being able to manage the transfer of all Xstrata's mining rights under the new legislation, without any significant loss of value for shareholders. With the promulgation of the relevant legislation this year, we now have five years in which to address the remaining ownership issues in our South African coal business. In that regard, meaningful discussions are continuing with a potential empowerment partner.

Outlook

The resurgence in the prices of all our commodities towards the end of 2003 has created a huge amount of interest and speculation in the outlook for the mining sector in 2004. Across almost all the base metals, and both the thermal and coking coal markets, prices have been driven upwards by a combination of real and sustained demand for product, particularly in the Far East and associated with China, and tightness in supply. While we see little evidence that the demand side of the equation will change for the worse – in fact there are encouraging signs that it is continuing to increase on the back of returning growth in the western economies and continuing strength of the Chinese economy, the outlook for increased supply varies between the different commodities. However, in this respect our major businesses are also well positioned.

In coking coal a shortage of physical supply and the absence of any new production has created an exceptionally tight market, and as a consequence current contract negotiations for 2004 are expected to settle significantly above last year's levels. Similarly in the Asian thermal coal markets, supply remains tight, with production increases in Indonesia likely to be easily absorbed by the market, export growth from China diverted to feed massive internal demand and on-going congestion at Newcastle limiting export increases from New South Wales. The same is true on the supply side in the Atlantic thermal coal market, which is characterised by restrained growth from Colombia, stable export volumes of South African product, the absence of significant Asian imports, due to high freight rates, and anticipated reductions in domestic European supply. In copper, supply looks similarly disciplined, with little new production coming on stream and operational difficulties at some operations in South East Asia, the Americas and Australia reducing expected output. As a consequence, a net deficit of production over demand is forecast for copper in 2004. On a more ambivalent note, it is true that zinc concentrate production remains restrained, and while this has positively affected the zinc price, it has continued to depress treatment charges at zinc smelters – a key profit driver for our zinc business.

All in all, this augurs well for Xstrata in 2004.

Xstrata's business model does not rely on an improving cycle to offer value to shareholders. Our operating regimes and investment strategy are the key drivers for sustained value creation. In these areas we will not allow our focus to waiver, and we will continue to identify and exploit all opportunities for further improvement and enhancement across every aspect of our business.

I pay tribute to the guidance and support of our Chairman, Willy Strothotte, and his Board, which has been crucial to our endeavours. Last but by no means least, I thank all of my colleagues across the Group, whose commitment and energy have been critical to the success of our venture.

M L DAVIS

SECTION THREE: FINANCIAL REVIEW

3.1 Basis of presentation of financial information

The financial information is presented in accordance with UK generally accepted accounting principles (UK GAAP). The reporting currency of Xstrata is US dollars. Financial statements of subsidiaries are maintained in their functional local currencies and converted to US dollars on consolidation of Group results.

The financial information for the years ended 31 December 2003 and 31 December 2002 include both UK GAAP statutory (statutory) and pro forma figures (assuming the results of the Duiker and Enex (Coal) and MIM Groups had been taken through the income statement from 1 January 2003 and 2002). Xstrata assumed control of the MIM Group at the end of June 2003 and of the Coal Group from the beginning of March 2002.

Unless indicated to the contrary, all data and commentary in this report relates to the pro forma results for the years ended 31 December 2003 and 31 December 2002. All Pro forma and statutory operational results in the Chief Executive's report and the Financial and Operational Review exclude the discontinued operations (Avonmouth, Duisburg and Magnesium) for both 2003 and 2002.

Xstrata assumed 100% ownership of Carpentaria Gold Pty Ltd (Ravenswood) with the acquisition of the MIM Group and it is considered non-core to the Group's business. It is reported in the balance sheet as an investment: asset acquired held for resale and is not consolidated in the statutory or pro forma consolidated results. In January 2004, Xstrata entered into an agreement with Resolute Mining Limited for the sale of Ravenswood, for a headline price of US$45 million, with completion expected on 1 March 2004. The investment is carried at expected net proceeds, after loss on disposal of the gold hedge book and associated selling costs.

3.2 Transition to International Financial Reporting Standards ("IFRS")

To comply with European Union legislation, Xstrata will be required to present its 2005 annual report in accordance with IFRS as published by the International Accounting Standards Board ("IASB"). The platform of standards to be applied in 2005 is scheduled to be completed by the IASB by the end of March 2004.

In order to ensure a successful transition from UK GAAP to IFRS, Xstrata has established a high level Steering Group, consisting of the CFO and senior finance management, and a Working Group consisting of various financial controllers. The Steering Group reports to the Audit Committee and is responsible for setting and monitoring the high level strategy to ensure a successful conversion. The Working Group is responsible for implementation of that strategy, which includes review of and changes to the format of the financial statements, accounting policies and systems, and assessment of the impacts of IFRS on key performance indicators and broader commercial issues.

It is expected that Xstrata will be fully prepared for the transition in 2005.

3.3 Restatement of Certain Pro forma 2002 Figures

The 2002 pro forma results have been extracted from the supplementary prospectus for the recommended acquisition of MIM Holdings Limited and Rights Issue dated 17 April 2003 ("Rights Issue Documentation"). Following a post acquisition review, and based on information not available at the time, minor corrections have been made to the 2002 figures published in the Rights Issue Documentation as follows:

(i) Fair value adjustments relating to the MIM Group foreign currency hedgebook have been reclassified from unallocated costs to unallocated turnover. Further details regarding the treatment of MIM hedge contracts under UK GAAP is available in the section on consolidated pro forma operational results below.

(ii) Silver loan financing costs of US$11 million were classified within unallocated by the MIM Group, and were reclassified from Zinc Lead in the Rights Issue Documentation. These costs are now correctly reclassified from unallocated costs to interest expense.

(iii) The MIM Group inconsistently reported the Copper operating profit between the interim and full year results during the year ended 30 June 2002. This resulted in the Copper EBITDA and EBIT being overstated and unallocated being understated by US$27 million for the year ended 31 December 2002.

(iv) Ravenswood has been classified as an asset held for resale, consequently it has been removed from the consolidated results.

(v) Xstrata Technology, previously included in unallocated costs, has been reclassified to other businesses in 2002 to allow comparability with 2003.

(vi) Transport, Bowen Coke, Pastoral and other non-core businesses were included in unallocated costs by MIM. They have now been reclassified to core businesses (principally Coal Queensland and Copper Australia) for both 2002 and 2003, to reflect new reporting lines within the Group.

(vii) The attributable net assets of the MIM Group have been adjusted under UK GAAP so that tax balances, project debt and outside equity interests are included whilst Group balances are excluded.

(viii) Treatment and refining charges have been netted against gross turnover to allow comparability to the presentation in the financial statements. This resulted in a US$167.0 million reclassification from net operating costs to turnover for the year ended 31 December 2002.

3.4 Summary: consolidated statutory operational results

SUMMARY CONSOLIDATED STATUTORY RESULTS (includes minority interests)

US$m	**Year ended 31.12.03***	Year ended 31.12.02**	% change
Alloys	**543.0**	366.6	48%
Coal	**1,597.6**	1,037.3	54%
Copper	**555.1**	-	-
Zinc Lead	**760.3**	400.0	90%
Other businesses	**22.9**	2.2	-
Total Group Turnover†	**3,478.9**	**1,806.1**	93%
Attributable Total Group Turnover†	***3,276.8***	*1,717.1*	*91%*
Alloys	**77.0**	73.2	5%
Coal	**313.7**	278.7	13%
Copper	**253.6**	-	-
Zinc Lead	**90.0**	88.4	2%
Other businesses	**6.2**	0.4	-
Corporate and unallocated	**(40.5)**	(22.1)	(83)%
Total Group EBITDA (pre-exceptionals)†	**700.0**	**418.6**	67%
Attributable Total Group EBITDA (pre-exceptionals)†	***593.3***	*401.2*	*48%*
Alloys	**(22.9)**	(10.3)	(122)%
Coal	**(177.3)**	(97.3)	(82)%
Copper	**(115.2)**	-	-
Zinc Lead	**(60.4)**	(34.1)	(77)%
Other businesses	**(3.1)**	(0.9)	(244%)
Corporate and unallocated	**(1.0)**	(1.9)	47%
Depreciation & Amortisation†	**(379.9)**	**(144.5)**	(163)%
Attributable Total Group Depreciation & Amortisation†	***(332.3)***	*(135.5)*	*(145)%*
Alloys	**54.1**	62.9	(14)%
Coal	**136.4**	181.4	(25)%
Copper	**138.4**	-	-
Zinc Lead	**29.6**	54.3	(45)%
Other businesses	**3.1**	(0.5)	-%
Corporate and unallocated	**(41.5)**	(24.0)	(73)%
Total Group EBIT (pre-exceptionals)†	**320.1**	**274.1**	17%
Attributable Total Group EBIT (pre-exceptionals) †	***261.0***	*265.7*	*(2)%*

* Statutory includes MIM Group acquisition from 01.07.03
** Statutory includes Coal acquisition from 01.03.02
† Excludes Ravenswood and discontinued operations (Magnesium)

The results of the MIM Group were consolidated in the UK GAAP statutory profit and loss account from the date of acquisition. The results of the Coal Group were consolidated in the UK GAAP statutory profit and loss account from 1 March 2002.

Statutory Group turnover for the year ended 31 December 2003 increased from US$1,806.1 million to US$3,478.9 million. The acquisition of the MIM Group added US$949.9 million and contributed to the material turnover increases in the coal and zinc lead business units. In addition, turnover in 2003 included a full years contribution from the Coal Group, as compared to only ten months in 2002. The Nordenham zinc smelter, acquired at the end of 2002, added US$147.2 million to turnover in 2003. Stronger ferrochrome prices drove the increase in turnover from the Alloys business unit.

Statutory Group EBITDA for the year ended 31 December 2003 increased from US$418.6 million to US$700 million or 67%. The MIM Group contributed US$289.2 million additional EBITDA, with the Nordenham acquisition adding a further US$12.9 million. Overall, the positive impact of higher prices was more than offset by the impact on operating costs of a weak US Dollar. The negative impact of a strong Australian dollar was partially mitigated by currency hedging.

Statutory Group EBIT for the year ended 31 December 2003 increased from US$274.1 million to US$320.1 million or 17%. The MIM Group accounted for US$132.7 million of EBIT for the year ended 31 December 2003, with the Nordenham acquisition adding a further US$7.5 million. The weaker US Dollar and higher ferrochrome and coal production led to an increase in depreciation and amortisation contributing to the decrease in EBIT compared to the previous period.

3.5 Summary: consolidated pro forma operational results

SUMMARY CONSOLIDATED RESULTS (includes minority interests)

US$m	Xstrata Year ended 31.12.03	MIM Year ended 31.12.03*	**Pro forma Year ended 31.12.03***	Xstrata Year ended 31.12.02**	MIM Year ended 31.12.02**	Pro forma Year ended 31.12.02**
Alloys	543.0	-	**543.0**	366.6	-	366.6
Coal	1,389.4	470.2	**1,859.6**	1,219.3	596.9	1,816.2
Copper	-	1,057.1	**1,057.1**	-	961.0	961.0
Zinc Lead	593.8	321.5	**915.3**	400.0	330.5	730.5
Other businesses	2.8	33.9	**36.7**	2.2	35.9	38.1
Hedging fair value reversal	-	-	**-**	-	47.7	47.7
Unallocated	-	0.7	**0.7**	-	1.1	1.1
Total Group Turnover †	**2,529.0**	**1,883.4**	**4,412.4**	**1,988.1**	**1,973.1**	**3,961.2**
Attributable Total Group Turnover†	*2,466.4*	*1,627.7*	*4,094.1*	*1,885.3*	*1,742.2*	*3,627.5*
Alloys	77.0	-	**77.0**	73.2	-	73.2
Coal	288.8	61.1	**349.9**	346.7	218.6	565.3
Copper	-	481.8	**481.8**	-	474.6	474.6
Zinc Lead	77.0	17.2	**94.2**	88.4	17.9	106.3
Other businesses	0.5	8.9	**9.4**	0.4	11.2	11.6
Hedging fair value reversal	-	-	**-**	-	47.7	47.7
Corporate and unallocated	(32.5)	(24.1)	**(56.6)**	(22.1)	(38.4)	(60.5)
Total Group EBITDA (pre-exceptionals) †	**410.8**	**544.9**	**955.7**	**486.6**	**731.6**	**1,218.2**
Attributable Total Group EBITDA (pre-exceptionals) †	*398.4*	*375.9*	*774.3*	*465.8*	*601.4*	*1,067.2*
Alloys	(22.9)	-	**(22.9)**	(10.3)	-	(10.3)
Coal	(157.4)	(54.6)	**(212.0)**	(116.5)	(33.0)	(149.5)
Copper	-	(207.7)	**(207.7)**	-	(186.1)	(186.1)
Zinc Lead	(40.7)	(35.8)	**(76.5)**	(34.1)	(36.6)	(70.7)
Other businesses	(1.4)	(2.9)	**(4.3)**	(0.9)	(0.6)	(1.5)
Corporate and unallocated	(1.0)	(0.2)	**(1.2)**	(1.9)	(4.4)	(6.3)
Depreciation & Amortisation †	**(223.4)**	**(301.2)**	**(524.6)**	**(163.7)**	**(260.7)**	**(424.4)**
Attributable Total Group Depreciation & Amortisation†	*(215.6)*	*(231.0)*	*(446.6)*	*(153.6)*	*(206.5)*	*(360.1)*
Alloys	54.1	-	**54.1**	62.9	-	62.9
Coal	131.4	6.5	**137.9**	230.2	185.6	415.8
Copper	-	274.1	**274.1**	-	288.5	288.5
Zinc Lead	36.3	(18.6)	**17.7**	54.3	(18.7)	35.6
Other businesses	(0.9)	6.0	**5.1**	(0.5)	10.6	10.1
Hedging fair value reversal	-	-	**-**	-	47.7	47.7
Corporate and unallocated	(33.5)	(24.3)	**(57.8)**	(24.0)	(42.8)	(66.8)
Total Group EBIT (pre-exceptionals) †	**187.4**	**243.7**	**431.1**	**322.9**	**470.9**	**793.8**
Attributable Total Group EBIT (pre-exceptionals) †	*182.8*	*144.9*	*327.7*	*312.2*	*394.9*	*707.1*

* Pro forma includes MIM Group acquisition from 01.01.03
** Pro forma includes Coal and MIM Group acquisitions from 01.01.02 and does not include Nordenham
† Excludes Ravenswood and discontinued operations (Avonmouth, Duisburg and Magnesium)

In the unaudited pro forma financial information in the Rights Issue Documentation, the MIM foreign currency hedge book had a negative mark to market position at 1 January 2002; under UK GAAP a fair value provision was accordingly created. For the year ended 31 December 2002, MIM recorded hedging losses of US$119.2 million and under UK GAAP these losses were reversed against the fair value provision. As the Australian dollar strengthened during this period, an additional reversal of the provision was required, resulting in a gain of US$47.7 million.

As the MIM foreign currency hedge book was "at the money" on the acquisition date, the pro forma financial results for the six months ended 30 June 2003 of the MIM Group have been presented at spot foreign currency exchange rates by reversing realised hedging losses for the first half of 2003 amounting to US$20.2 million. From 1 July 2003, all MIM hedging gains and losses are directly allocated to the respective business unit turnover. Group turnover, excluding the fair value foreign currency hedging provision and unallocated, increased by 13% or US$499.3 million to US$4,411.7 million. Including the fair value foreign currency hedging provision and unallocated items, total group turnover increased by US$451.2 million or 11% to US$4,412.4 million.

Alloys turnover increased by 48%, or US$176.4 million, to US$543.0 million. This increase was due to stronger demand for ferrochrome from growth in stainless steel melt capacity and the associated positive pricing environment during 2003. Higher prices substantially compensated for the increased strength of the South African Rand. Attributable ferrochrome saleable production rose 15% versus the previous year due to re-commissioning of idle furnaces and termination of the furnace lease agreement with AngloPlatinum in April 2003. Vanadium turnover decreased by 7% or US$5.6 million as a consequence of placing the Windimurra operations on care and maintenance. Lower vanadium sales volumes were partially offset by higher vanadium prices from reduced worldwide supply and the Group's ongoing strategy of converting a higher proportion of vanadium pentoxide production into higher margin ferrovanadium.

Coal turnover increased US$43.4 million or 2%. Thermal coal turnover for the South African operations increased by 20% or US$76.2 million due to higher volumes, marginally higher prices and an increase in third-party coal purchases. Thermal coal turnover in Australia increased by 4% or US$40.9 million due to higher sales volumes and hedging gains that were partly offset by lower prices into the Asian market. Coking coal turnover decreased by 21% or US$73.7 million mainly due to lower sales volumes. The 23% decrease in coking coal production was a result of an extended longwall change time and roof falls at Oaky North and reduced production at the Oaky No. 1 mine, due to frictional ignition events.

Copper turnover increased US$96.1 million or 10% to US$1.057.1 million. The increase was driven by higher copper prices during the second half of 2003, partially offset by lower volumes due to lower copper and gold head grades at Alumbrera and the difficult mining conditions encountered underground at Mount Isa in the first half of 2003, combined with the copper smelter rebrick in July 2003.

Zinc Lead turnover increased by US$184.8 million or 25% due to the acquisition of Nordenham on 31 December 2002 and higher zinc and lead prices, offset to some extent by lower treatment charges received at the European smelters.

Group EBITDA decreased 22% or US$262.5 million to US$955.7 million. Alloys increased 5% or US$3.8 million, as the negative impact of a stronger South African Rand and continued high inflation in South Africa were more than offset by higher prices and increased saleable production in ferrochrome.

Coal EBITDA decreased by US$215.4 million or 38% mainly due to the adverse impact of the stronger South African Rand and Australian Dollar on US dollar costs. In Australia, however, the impact was partially negated by favourable Australian Dollar hedging. Coal EBITDA was further depressed by lower prices in Asia, with the South African business adversely affected by similar inflationary pressures to that of Alloys.

Copper EBITDA increased marginally by 2% as the positive impact of higher copper prices was offset by lower sales volumes, the negative impact of the stronger Australian Dollar and difficult mining conditions at Mt Isa.

Zinc Lead EBITDA decreased by 11% or US$12.1 million mainly due to lower treatment charges and the negative impact of the stronger Euro, Australian Dollar and Sterling on costs, partially offset by the Nordenham acquisition and substantial cost savings achieved at the European zinc operations.

EBITDA from Other Businesses includes Technology and Forestry and decreased by US$2.2 million compared to 2002. Corporate and unallocated costs decreased by US$3.9 million. MIM corporate and unallocated costs declined by US$14.3 million in 2003, mainly due to the restructuring of the former MIM head office. MIM corporate costs for 2003 are shown net of US$11.4 million (2002 US$13.2 million) of cost recoveries charged to operations. Restructuring costs amounting to US$13.3 million were included as an exceptional item in 2003, representing primarily redundancy expenses associated with reduction of former MIM head office functions.

Group EBIT decreased 46% or US$362.7 million to US$431.1 million with depreciation and amortisation charges increasing by US$100.2 million. The increase in depreciation and amortisation was due to higher thermal coal and ferrochrome production, reallocation of fixed asset economic lives and fair values in the MIM Coal and Copper Americas operations, compounded by stronger local currencies which in itself led to a US$70 million higher charge than would have been the case at 2002 exchange rates.

3.6 EBIT analysis

EBIT VARIANCES

US$m	Xstrata†	MIM†	Pro forma†
EBIT 31.12.02 (pre-exceptionals) **	322.9	470.9	793.8
Sales price	107.1	150.8	257.9
Foreign currency hedging gains	99.9	28.9	128.8
Volumes	32.6	(105.3)	(72.7)
Total unit cost – real	61.2	(47.4)	13.8
- Alloys	(0.1)	-	(0.1)
- Coal	35.2	(31.2)	4.0
- Copper	-	(43.6)	(43.6)
- Zinc Lead	25.9	11.3	37.2
- Other	0.2	16.1	16.3
Unit cost – inflation	(35.2)	(23.1)	(58.3)
Unit cost – foreign exchange	(383.6)	(168.8)	(552.4)
Nordenham acquisition	7.5	-	7.5
Other income and expenses	(12.6)	3.3	(9.3)
Foreign currency hedge book provision reversal	-	(47.7)	(47.7)
Depreciation and amortisation (excluding foreign exchange)	(12.4)	(17.9)	(30.3)
EBIT 31.12.03*	187.4	243.7	431.1

* Pro forma includes MIM Group acquisition from 01.01.03.

** Pro forma includes Coal and MIM Group acquisitions from 01.01.02 and does not include Nordenham.

† Excludes Ravenswood and discontinued operations (Avonmouth, Duisburg and Magnesium).

The US$257.9 million sales price variance reflects higher prices received for alloys, copper, zinc and lead partially offset by lower Asian coal prices. The US$72.7 million negative volume variance is principally driven by lower coking coal and copper production in Queensland, reduced sales volumes at Alumbrera from lower head grades and a delayed shipment at year end. Higher thermal coal and ferrochrome sales volumes partly mitigated the impact.

The former Xstrata Group continued to make real cost savings in 2003 amounting to 3.0% of the operating cost base, excluding depreciation and amortisation. Real cost reductions in the Coal and European Zinc operations amounted to US$61.1 million as compared to the previous year. The Australian thermal coal business increased productivity by pursuing initiatives including the introduction of longwall mining at United, the replacement of production with lower cost mines such as the Ravensworth East low cost tailings pit, and an overall reduction in staffing levels. The improved performance occurred despite increased demurrage costs of approximately US$0.80 per tonne, due to port congestion at Newcastle. The successful expansion of the San Juan de Nieva smelter in Spain, where production was increased by a further 25,000 tonnes per annum at a capital expenditure of only US$7.4m, further reduced unit costs in the European Zinc business. Ferrochrome experienced a marginal real cost increase as a result of difficult mining conditions and reduced metallurgical efficiencies (which were successfully resolved by year end), together with higher reductant and energy costs. The Alloys business has undertaken initiatives to improve operating performance, including the acquisition of a South African charcoal producer in January 2003, commissioning of a pelletising plant at Rustenburg in the fourth quarter of 2003 and enhancing the quality of the ore mix in order to improve metallurgical efficiencies.

In the former MIM Group, real cost increases of US$47.4 million were mainly due to difficult mining conditions at both the Oaky coal operation and Mount Isa copper, together with the impact of the scheduled rebrick of the Mount Isa smelter. Further commentary, and where applicable, more details of remedial actions taken by Xstrata since acquisition is included in the operating reviews. The former MIM zinc and lead operations achieved cost efficiencies of US$11.3 million, principally due to the closure of unprofitable operations in the UK Lead business. Other cost savings of US$16.1 million result from the restructuring of the former MIM Group head office.

The negative impact of inflation on costs amounted to US$58.3 million compared to 2002. US$35.2 million for Xstrata was higher than that of MIM mainly due to high inflation in South Africa.

As at the half year, the weaker US dollar had a material negative impact on Group EBIT, with local exchange rates strengthening 28% for the South African Rand, 20% for the Euro, 20% for the Australian Dollar and 9% for the Pound Sterling period on period. The negative foreign exchange impact on Group EBIT, when compared to the corresponding prior year period, was US$552.4 million. This includes losses arising from the stronger Australian dollar (US$314.2 million), South African Rand (US$221.0 million) and Euro (US$37.3 million) partially offset by the gains arising from the Argentine Peso (US$21.3 million). These numbers exclude the positive impact of Australian dollar hedging, which contributed a gain of US$128.8 million versus the prior year.

Nordenham was acquired on 31 December 2002 and is not included in the pro forma results for 2002 as comparable information is not available. The Nordenham operation contributed US$7.5 million to Group EBIT for the year ended 31 December 2003.

Although the operating performance of Nordenham is not included in the above variance calculation, the cost cutting focus of the Zinc operating team has been evident in the results of Nordenham where real unit costs have declined by approximately 10% since Xstrata gained control. Xstrata's other income and expenses increased as a result its rapid growth in the past year and Windimurra care and maintenance costs.

The US$47.7 million foreign currency hedge book provision reversal relates to the gain on the reversal of the "out of the money" MIM Group hedge book provision in 2002 as explained in the section on consolidated pro forma operational results above.

As stated previously, strengthening local currencies against the US dollar, increased thermal coal and ferrochrome production and reallocation of economic lives and fair values for the fixed assets of the MIM Coal and Copper Americas operations were the major factors driving the increase in depreciation and amortisation.

EBIT SENSITIVITIES

US$m	**Impact on 2004 EBIT***	**Indicative full year EBIT****
1USc/lb movement in Ferrochrome price	**11.3**	**11.3**
US$1/kg movement in Ferrovanadium price	**5.4**	**5.4**
US$1/tonne movement in Australian Thermal export FOB coal price	**17.3**	**31.7**
US$1/tonne movement in Australian Coking export FOB coal price	**2.1**	**5.2**
US$1/tonne movement in South African export Thermal FOB coal price	**6.5**	**13.7**
1USc/lb movement in Copper price	**6.7**	**9.9**
US$10/oz movement in Gold price	**2.6**	**6.0**
1USc/lb movement in Zinc price	**8.2**	**9.2**
US$10/tonne movement in Zinc treatment charge price	**4.6**	**4.5**
1USc/lb movement in Lead price	**3.7**	**3.7**
10% movement ARS	**5.4**	**5.4**
10% movement AUD	**63.4**	**205.8**
10% movement EUR	**27.1**	**27.3**
10% movement GBP	**2.0**	**2.0**
10% movement ZAR	**66.8**	**66.8**

* After impact of currency and commodity hedging and contracted, priced sales at 31 December 2003
** Assuming current annualised production and sales profiles, no currency or commodity hedging and no contracted, priced sales and purchases at 31 December 2003

3.7 Earnings

EARNINGS SUMMARY

US$m	**Statutory Year ended 31.12.03**	Statutory Year ended 31.12.02	**Pro forma Year ended 31.12.03***	Pro forma Year ended 31.12.02**
EBIT from continuing operations (pre-exceptionals)	**320.1**	274.1	**431.1**	793.8
EBIT from discontinued operations	**(1.3)**	(8.0)	**(4.4)**	(39.5)
Impairment of assets	**-**	(50.8)	**-**	(174.3)
Profit/(loss) on sale of operations	**135.0**	-	**135.0**	(37.4)
Restructuring costs	**(21.8)**	-	**(21.8)**	-
EBIT	**432.0**	215.3	**539.9**	542.6
Net interest & similar items	**(77.7)**	(37.4)	**(128.7)**	(149.7)
Tax on profit	**(46.5)**	(29.8)	**(72.8)**	(128.4)
Minority interests	**(30.8)**	(5.8)	**(59.2)**	(52.3)
Attributable profit	**277.0**	142.3	**279.2**	212.2
Attributable profit (pre-exceptionals)	**162.0**	193.1	**164.2**	423.9
Earnings per share (basic, pre-exceptionals)	**37USc**	58USc	**26USc**	67USc
Earnings per share (basic)	**63USc**	43USc	**45USc**	34USc

* Pro forma includes MIM Group acquisition from 01.01.03
** Pro forma includes Coal and MIM Group acquisitions from 01.01.02

Discontinued operations include the magnesium scrap recycling plant in the USA, sold in April 2003, the Avonmouth zinc smelter in the United Kingdom closed in March 2003 and the Duisburg zinc smelter in Germany sold in December 2002. Impairment of assets relates to the Avonmouth and Duisburg zinc smelters, Windimurra and Magnesium operations in 2002. The profit on sale of operations in 2003 includes the gain on sale of the interest in the Queensland coal assets of US$136.6 million and the loss on the sale of the magnesium plant of US$1.6 million. The loss on disposal of operations in 2002 relates to the disposal of the Duisburg operation.

Statutory net interest and similar items increased from US$37.4 million to US$77.7 million. The increase reflects higher levels of borrowings as a result of the MIM Group acquisition.

The statutory pre-exceptionals tax charge of US$48.3 million represents an effective rate of 20% against 13% for 2002. The increase in 2003 is mainly due to the higher effective tax rate of the acquired MIM operations. On a post-exceptionals basis, the effective tax rate decreased from 17% for 2002 to 13% for 2003.

The statutory minority interest share of profits increased to US$30.8 million from US$5.8 million for 2002, reflecting the 50% minority interest in Alumbrera.

Statutory attributable profit (pre-exceptionals) decreased US$31.1 million or 16% to US$162.0 million. Statutory basic pre-exceptionals attributable earnings per share decreased from US$0.58 to US$0.37. On a post-exceptionals basis, attributable profit increased US$134.7 million or 95% to US$277.0 million. Basic attributable earnings per share increased from US$0.43 to US$0.63. The 2002 comparative earnings per share have been restated after adjusting for the bonus element of the Rights Issue.

Pro forma attributable profit (pre-exceptionals) decreased US$259.7 million or 61% to US$164.2 million. Pro forma basic pre-exceptionals attributable earnings per share decreased from US$0.67 to US$0.26. On a post-exceptionals basis, pro forma attributable profit increased US$67.0 million or 32% to US$279.2 million. Pro forma basic attributable earnings (post-exceptionals) per share increased from US$0.34 to US$0.45.

3.8 Exceptional items

On 17 September, Xstrata announced an agreement to sell a 20% interest in the Newlands, Collinsville, Abbot Point (NCA) and Oaky Creek Coal (OCC) Joint Venture's, together with a 25% interest in four Xstrata Coal Queensland projects to our existing Joint Venture partners. The sale, represented a strategic sell down of a key asset whilst retaining operating management. A gain of US$136.6 million was realised on the disposal with the transaction completed in November 2003. This transaction represented an opportunity for Xstrata to realise significant value, and reflects Xstrata's focus on securing value rather than size or production growth and ensuring that shareholder value from its suite of assets is maximised.

The sale of the Magnesium assets for US$1.2m in April 2003 reflects Xstrata's intention to focus on its core commodity businesses. Rationalisation options with regard to the Forestry business are ongoing.

Exceptional restructuring costs incurred during 2003 in relation to the integration of the former MIM Group amounted to US$21.8 million. Restructuring costs of US$13.3 million primarily representing redundancy expenses associated with the reduction of head office functions. The remaining US$8.5 million related to costs for the closure of the Northfleet lead refinery recycling operations.

3.9 Dividends

The Directors have declared a dividend of 13.3 USc per share amounting to US$83.6 million, which represents two thirds of the full year dividend. This distribution is consistent with the 2002 implied dividend, based on Xstrata's policy of announcing one third of full year dividends at the mid year, and adjusted for the bonus factor implicit in the Rights Issue. The total 2003 dividend was US$125.7 million or 20 USc per share (2002 US$50.3 million or 13.3 USc per share).

DIVIDEND DATES

	2004
Posting of Annual Report and currency election forms	2 April
Ex-dividend date	28 April
Deadline for return of currency election forms	30 April
Record date	30 April
AGM	6 May
Applicable exchange rate date	14 May
Payment date	21 May

As Xstrata Plc is a Swiss tax resident company, the dividend payment will be taxed at source in Switzerland at the rate of 35%. A full or partial refund of this tax may be available in certain circumstances.

The dividend is declared and will be paid in US dollars. Shareholders may elect to receive this dividend in Sterling, Euros or Swiss Francs. The Sterling, Euro or Swiss Franc amount payable will be determined by reference to the exchange rates applicable to the US Dollar seven days prior to the dividend payment date. Dividends can be paid directly into a UK bank or building society account to shareholders who elect for their dividend to be paid in Sterling.

Further details regarding tax refunds on dividend payment, together with currency election and dividend mandate forms, are available from Xstrata's website (www.xstrata.com) or from the Company's Registrars.

3.10 Cash Flow, Net Debt and Financing Summary

CASH FLOW SUMMARY

US$m	Statutory Year ended 31.12.03	Pro forma Year ended 31.12.03*
Net cash inflow from operating activities	**612.2**	**830.2**
Expenditure relating to restructuring	(18.8)	(18.8)
Net interest payable and similar items	(62.3)	(122.5)
Taxation	(26.4)	(32.4)
Sustaining capital expenditure	(172.0)	(218.4)
Disposals of fixed assets	23.5	24.1
Net investment in rehabilitation trust funds	4.6	4.6
Acquisition of own shares	(10.0)	(10.0)
Free cash flow	**350.8**	**456.8**
Expansionary capital expenditure	(137.6)	(196.7)
Cash flow before acquisitions	**213.2**	**260.1**
Purchase of MIM Group	(2,090.1)	(2,090.1)
Acquisition of Nordenham zinc smelter	(97.0)	(97.0)
Purchase of 11.5% interest in Oakbridge Pty Ltd	(58.0)	(58.0)
Purchase of other operations	(17.9)	(30.3)
Net cash acquired with operations	103.5	103.5
Disposal of Queensland coal assets	346.4	346.4
Disposal of Magnesium operation	1.2	1.2
Net cash flow before financing	**(1,598.7)**	**(1,564.2)**
Issue of ordinary shares	1,385.8	1,385.8
Dividends paid	(92.4)	(107.7)
Foreign exchange adjustment	(35.3)	(45.4)
Amortisation of loan arrangement fees and other non-cash movements	(17.1)	(17.4)
Debt acquired with operations	(1,289.9)	(1,298.7)
Movement in net debt	**(1,647.6)**	**(1,647.6)**
Net debt at the start of the year	(573.9)	(573.9)
Net debt at the end of the period**	**(2,221.5)**	**(2,221.5)**

* Pro forma includes MIM Group acquisition from 01.01.03

** Includes 100% of Alumbrera non-recourse project financing, third party shareholder loans and cash

RECONCILIATION OF EBITDA TO NET CASH FLOW FROM OPERATING ACTIVITIES

US$m	Statutory Year ended 31.12.03	Pro forma Year ended 31.12.03*
EBITDA (pre-exceptionals) **	700.0	955.7
Discontinued operations EBITDA	(1.3)	(4.2)
Increase in stocks	(95.0)	(106.3)
Increase in debtors	(76.5)	(37.9)
Increase in creditors	69.4	4.4
Movement in provisions and other non-cash items	15.6	18.5
Net cash inflow from operating activities	612.2	830.2

* Pro forma includes MIM Group acquisition from 01.01.03

** Excludes discontinued operations (Avonmouth, Duisburg and Magnesium)

The statutory cash flow includes the MIM Group results from the date of acquisition. The pro forma cash flow includes the MIM Group results from 1 January 2003. Consequently, the additional cash inflow, debt acquired and other cash flow items reflect the activities of the MIM Group in the first six months of 2003 and have been adjusted to include the estimated position at 1 January 2003. Inclusion of the MIM Group added US$218.0 million to net cash flow from operations and US$106.0 million to free cash flow in the pro forma compared to the statutory cash flow.

The pro forma net cash inflow from operating activities increased from US$297.5 million in the first half of 2003 to US$830.2 million for the full year due to higher EBITDA with a slight decrease in net working capital in the second half of the year.

The foreign exchange adjustment is principally due to an increase in the book value of non-US dollar denominated loans and finance leases as a result of strengthening local currencies against the US dollar.

A summary of the Rights Issue and application of funds is as follows:

NET PROCEEDS

US$m	
*Net proceeds for issue of shares to the market**	1,396.3
Net proceeds of amended syndicated loan facility	686.2
Cash on hand	7.6
Total	**2,090.1**

APPLICATION OF NET PROCEEDS

US$m	
Consideration paid for the MIM Group	2,090.1
Total	**2,090.1**

* Includes shares issued to the ESOP Trust.

Some additional costs were incurred in the second half of 2003, giving a total consideration paid for the MIM Group of US$2,090.1 million.

At the conclusion of the MIM acquisition, Xstrata entered into foreign currency forward contracts to cover exposure to US Dollar exchange rate movements against the Australian Dollar (on the purchase price) and Sterling (on the proceeds of the rights issue). Proceeds for the shares issued to the market is net of a US$96.4 *million* loss on the Sterling hedges, while the consideration paid for the MIM Group is net of a US$229.1 million gain on the Australian dollar hedges. Consequently, the total of the assets and liabilities acquired with MIM is accounted for at the effective Australian dollar hedged rate. The net gain on currency hedges associated with the MIM Group acquisition was US$132.7 million. The gain on the Australian dollar hedge has been applied as a reduction in the US dollar cost of the investment in the MIM Group, and the loss on the Sterling hedge has been applied to share premium.

NET DEBT SUMMARY

US$m	**Statutory As at 31.12.03**	Statutory As at 31.12.02
Cash	**255.1**	88.7
External borrowings	**(2,452.4)**	(671.9)
Arrangement fees	**51.6**	27.0
Finance leases	**(75.8)**	(17.7)
Net debt*	**(2,221.5)**	(573.9)
Net debt to equity %	**31.1%**	15.3%
By currency:		
Australian dollars (AUD)	**(93.6)**	2.4
Euros (EUR)	**0.7**	3.3
Great Britain Pounds (GBP)	**3.9**	1.1
South African rands (ZAR)	**(46.0)**	(35.4)
United States dollars (US$)	**(2,086.7)**	(545.9)
Other	**0.2**	0.6
Net debt by currency	**(2,221.5)**	(573.9)
* Includes 100% of Alumbrera non-recourse project financing, third party shareholder loans and cash		

Despite undertaking a major transaction that almost doubled the size of the Group, Xstrata has ended the period with a gearing level in line with the Group's stated long-term target and a net debt to equity percentage of 31.1% at 31 December 2003. In addition, the average maturity of the Group's debt has been extended by 18 months to four years. The objective of maintaining an investment grade balance sheet – able to fund long-term growth – has been achieved.

Net debt at 31 December 2003 has increased by US$1,647.6 million to US$2,221.5 million. This is principally due to drawdowns on the amended syndicated loan facility to fund the MIM Group, Nordenham and Oakbridge acquisitions and the assumption of MIM Group net debt of US$1,180.9 million. The MIM Group net debt acquired included US$255.1 million in relation to Alumbrera, comprising cash (US$79.6 million), non-recourse project financing (US$206.2 million), the third-party shareholder loans (US$131.0 million) and arrangement fees (US$2.5 million). Under UK GAAP Xstrata consolidates 100% of Alumbrera.

On 15 August 2003, the Group issued US$600 million of Guaranteed Convertible Bonds due 2010 convertible into 61,180,977 fully paid Xstrata plc ordinary shares. The issue achieves a number of financing objectives, including diversifying Xstrata's funding base, extending the average maturity profile of the Group's debt by 18 months and reducing the cost of the bank financing facility put in place at the time of the acquisition of MIM. The Bonds were issued at par, bear a coupon of 3.95% per annum with a conversion price of £6.10. The net proceeds of US$588.7 million were used to repay a portion of the Group's amended syndicated loan facility.

3.11 Working capital

MOVEMENTS IN WORKING CAPITAL

US$m	**Statutory As at 31.12.03**	Statutory As at 31.12.02	Pro forma As at 31.12.02**
Stocks†	**673.6**	305.6	520.0
Debtors: amounts falling due within one year	**702.1**	295.1	633.4
Creditors*	**(789.4)**	(391.5)	(770.4)
Net working capital	**586.3**	209.2	383.0

* Excludes short-term debt, declared dividends and accruals for acquisitions
** Pro forma includes MIM Group acquisition at 31 December 2002 and Nordenham
† Excludes long-term stockpiles in Copper and livestock

The difference between movements in working capital and the cash flow EBITDA reconciliation (see section above) is due to non-cash items such as exchange rate movements, acquisitions and fair value adjustments.

Stocks have increased by US$153.6 million compared to 31 December 2002 pro forma. The increase in stocks is a consequence of higher cost of concentrate supplies for smelters, increased ferrochrome production, delayed Alumbrera shipments and stronger local currencies against the US dollar.

Debtors have increased by US$68.7 million compared to 31 December 2002 pro forma due to a portion of the sales proceeds from the sale of the Queensland coal assets not yet collected at year end, and Thermal Coal Australia's settlement period increasing to approximately 60 days for shipments delivered to Mexico.

Creditors have increased by US$19.0 million compared to 31 December 2002 pro forma principally due to the higher value foreign currency creditors due to the weaker US Dollar offset in part by the Avonmouth smelter closure and reduced interest payable on the Alumbrera shareholder loans.

3.12 Exchange rates used in the report

CURRENCY TABLE TO US$

	average 31.12.03	**average 31.12.02**	**As at 31.12.03**	**As at 31.12.02**
ARS	2.9486	3.0919	2.9375	3.3650
AUD	0.6494	0.5434	0.7520	0.5618
CHF	1.3442	1.5553	1.2391	1.3836
CLP	686.99	692.32	595.00	718.61
EUR	1.1302	0.9430	1.2601	1.0495
GBP	1.6340	1.5013	1.7857	1.6100
ZAR	7.5391	10.5035	6.6843	8.5702

3.13 Hedging

Currency hedging is used to reduce the Group's short-term exposure to fluctuations in the Australian Dollar and Euro exchange rates to the US Dollar. The Australian Dollar hedging gains reflected in the profit and loss account for the year ended 31 December 2003 amounted to US$163.1 million compared to US$34.3 million for the corresponding period in 2002. The unrealised mark-to-market gain on currency hedging in place at 31 December 2003 was US$207.5 million.

FOREIGN CURRENCY FORWARD CONTRACTS

	Bought Currency	Forward sale of US$m 31.12.03	Weighted average exchange rate	Fair value US$m 31.12.03
Less than 1 year				
Coal NSW	AUD	443.2	0.5960	109.9
Coal NSW	AUD	(89.0)	0.6570	(12.5)
Coal Qld	AUD	371.1	0.6346	55.0
Copper	AUD	278.4	0.6346	41.3
Zinc Lead	AUD	92.8	0.6346	13.6
Zinc Lead	EUR	2.0	1.1320	0.2
Total		**1,098.5**		**207.5**

Commodity hedging relates to forward and option contracts covering a portion of planned attributable gold, copper, zinc and lead production. The commodity hedging losses reflected in the profit and loss account for the year ended 31 December 2003 amounted to US$3.9 million. The unrealised mark-to-market loss on commodity hedging in place at 31 December 2003 was US$67.9 million.

COMMODITY FORWARD CONTRACTS

	Commodity	Volume	Average price US$*	Fair value US$m 31.12.03
Less than 1 year				
Copper Americas (tonnes)	US$ Copper	23,700	2,043	(5.8)
Copper Australia (tonnes)	US$ Copper	25,002	1,958	(8.4)
Zinc Lead (tonnes)	US$ Zinc	72,500	914	(6.8)
Zinc Lead (tonnes)	US$ Lead	18,500	617	(2.1)
Thermal Coal (tonnes)	US$ Coal	600,000	39	(1.9)
Gold (ounces) **	US$ and A$ Gold	318,517	385	(12.0)
1 to 5 years				
Gold (ounces)	US$ and A$ Gold	807,059	427	(22.9)
More than 5 years				
Other - Gold (ounces)	A$ Gold	39,200	565	0.7
Total Attributable				**(59.2)**

* The average price is stated in US dollars and where necessary has been converted from foreign currencies at period end exchange rates.
** Includes a loss of US$9.7 million closed out as a result of the Ravenswood sale.

COMMODITY OPTION CONTRACTS

	Commodity	Volume	Average price US$*	Fair value US$m 31.12.03
Collars				
Less than 1 year				
Copper Australia (tonnes)	US$ Copper	57,000	1,902 - 2,180	(12.3)
Copper Americas (tonnes)	US$ Copper	8,450	1,946 - 2,200	(1.4)
Copper Australia (ounces)	US$ Gold	2,380	333- 370	(0.1)
Copper Americas (ounces)	US$ Gold	45,000	350 - 410	-
Zinc Lead (tonnes)	US$ Zinc	6,000	900 - 981	-
Knock-out forwards**				
1 to 5 years				
Other - Gold (ounces)	A$ Gold	76,800	541	4.4
More than 5 years				
Other - Gold (ounces)	A$ Gold	16,800	541	0.7
Total Attributable				**(8.7)**

* The average price is stated in US dollars and where necessary has been converted from foreign currencies at period end exchange rates.

** The sold call options under the knock-out forwards will be cancelled should, at any time after December 2004, the Australian dollar price of gold strengthen above a predetermined strike rate.

3.14 Consolidated Capital Expenditure

CAPITAL EXPENDITURE SUMMARY

US$m	Xstrata Year ended 31.12.03	MIM Year ended 31.12.03*	**Pro forma Year ended 31.12.03***	Xstrata Year ended 31.12.02**	MIM Year ended 31.12.02**	Pro forma Year ended 31.12.02**
Alloys	3.0	-	**3.0**	1.1	-	1.1
Coal	93.7	31.6	**125.3**	85.2	12.2	97.3
Copper	-	48.3	**48.3**	-	36.4	36.4
Zinc Lead	19.8	19.1	**38.9**	14.2	17.1	31.4
Other	1.4	0.8	**2.2**	-	0.1	0.1
Unallocated	4.7	0.6	**5.3**	2.1	2.9	5.0
Total Sustaining †	**122.6**	**100.4**	**223.0**	**102.6**	**68.7**	**171.3**
Attributable Sustaining	*116.0*	*92.7*	***208.7***	*95.5*	*61.1*	*156.6*
Alloys	31.9	-	**31.9**	7.3	-	7.3
Coal	32.6	72.8	**105.4**	33.4	24.5	58.0
Copper	-	33.8	**33.8**	-	34.5	34.5
Zinc Lead	13.8	7.0	**20.8**	16.0	13.6	29.6
Other	-	-	**-**	1.7	1.3	3.0
Unallocated	-	2.9	**2.9**	-	10.7	10.7
Total Expansionary †	**78.3**	**116.5**	**194.8**	**58.4**	**84.6**	**143.1**
Attributable Expansionary	*78.3*	*115.4*	***193.7***	*58.4*	*73.6*	*132.0*
Alloys	34.9	-	**34.9**	8.4	-	8.4
Coal	126.3	104.4	**230.7**	118.6	36.7	155.3
Copper	-	82.1	**82.1**	-	70.9	70.9
Zinc Lead	33.6	26.1	**59.7**	30.2	30.7	61.0
Other	1.4	0.8	**2.2**	1.7	1.4	3.1
Unallocated	4.7	3.5	**8.2**	2.1	13.6	15.7
Total †	**200.9**	**216.9**	**417.8**	**161.0**	**153.3**	**314.4**
Attributable total	*194.3*	*208.1*	***402.4***	*153.9*	*134.7*	*288.6*

* Pro forma includes MIM Group acquisition from 01.01.03
** Pro forma includes Coal and MIM Group acquisitions from 01.01.02 and does not include Nordenham
† Excludes Ravenswood and discontinued operations (Avonmouth, Duisburg and Magnesium)

During 2003, Group capital expenditure increased by US$103.4 million or 33% to US$417.8 million. Coal Australia totalled US$170.6 million, and included the commencement of an integration of the Ravensworth East and Mt Owen mines, completion of Beltana underground mine development, purchase of a dragline at Newlands, replacement of the Bulga Open Cut truck and dozer fleet, development of the Newlands complex, and continuing progression of the Rolleston project. Coal South Africa totalled US$60.1 million, primarily relating to production expansions at WitCons and Tavistock Colliery and development of the Goedgevonden Colliery.

Copper capital expenditure was US$82.1 million and included the completion of the third grinding circuit and pebble crushing circuit at Alumbrera, Enterprise mine development Mount Isa converters and continued studies of mine life extensions at both Mount Isa and Ernest Henry. Zinc Lead capital expenditure totalled US$59.7 million including US$7.4 million for the 25,000 tonne expansion at the San Juan de Nieva smelter and George Fisher mine development. Unallocated capital expenditure mainly comprises MIM exploration and corporate head office information technology development.

Sustaining capital expenditure in 2004 is expected to range between US$260 million and US$280 million, the increase reflecting stronger local currencies and two significant equipment replacements in NSW Coal. Expansionary capex in 2004, including initial development at Rolleston and Lion, is expected to be in the range of US$200 million to US$220 million.

3.15 Acquisitions

ACQUISITION SUMMARY INCLUDING ACQUIRED DEBT

US$m	Year ended 31.12.03	Year ended 31.12.02
MIM Group *	3,271.0	-
11.5% of Oakbridge Pty Ltd	58.0	-
32.5% share of Glendell project**	12.0	-
Char Techology (Pty) Ltd***	13.1	-
Nordenham zinc smelter †	-	97.0
Duiker and Enex Group ††	-	2,580.0
Ravensworth and Narama operations	-	72.4
Total	3,354.1	2,749.4

* Includes net debt of US$1,181 million
** Includes US$1.7 million of consideration deferred until production commences
*** Includes net debt of US$5.5 million
†Includes US$11 million for zinc related inventories
†† Includes working capital of US$73 million and debt of US$505 million

100% of the Australian publicly listed MIM Group was acquired on 24 June 2003 for cash consideration of US$2,090.1 million, including acquisition costs. US$1,396.3 million was raised through a rights issue to fund the acquisition, with the balance funded by debt.

In January 2003, Coal Australia purchased a further 11.5% interest in Oakbridge Pty Ltd from Tomen Corporation for US$58 million to take its shareholding to 78%.

In February 2003, the Coal Australia acquired a further 32.5% interest in the Glendell Joint Venture for US$12.0 million, including US$1.7 million deferred until the commencement of production. This resulted in ownership of 100% of the project.

On 1 January 2003, Alloys acquired 100% of Char Technology (Pty) Ltd in South Africa for US$13.1 million including US$5.5 million net debt.

The Nordenham zinc smelter was acquired on 31 December 2002 for final consideration of US$97.0 million, including various working capital adjustments.

The Duiker and Enex Group was acquired for US$2,074.9 million on 1 March 2002 from Glencore International AG, for consideration comprising US$974.0 million of Xstrata Plc shares and cash of US$1,100.9 million.

100% of Ravensworth and 50% of Narama operations were acquired in March 2002 and settled in cash.

3.16 Share Data

SHARE PRICE:

	XTA LSE (p)	XTA SWX (CHF)
Closing price 31.12.02 (SWX 30.12.02)*	430.6	8.81
Rights issue price	245.0	-
Closing price 31.12.03	630.0	13.90
Period high *	636.0	14.25
Period low *	310.5	6.60

* An adjustment factor of 0.66344 has been applied to share prices prior to 12 May 2003

SHARES IN ISSUE FOR EPS CALCULATIONS

	Number of Shares (000s)
2003	
Weighted average for year ended 31.12.03 used for 2003 Pro forma eps calculation	628,335
Weighted average for year ended 31.12.03 used for 2003 statutory eps calculation	440,337
2002	
Weighted average for year ended 31.12.02 used for 2002 Pro forma eps calculation	628,378
Weighted average for year ended 31.12.02 used for 2002 statutory eps calculation	330,902
Total issued share capital	631,502

The Rights Issue was structured as an issue of three convertible unsecured loan stock units at 245 pence per stock unit for every two existing ordinary shares held. The Issue Price of 245 pence per stock unit represented a 56.1% discount to the closing middle market price on the London Stock Exchange's main market for listed securities of 558 pence per ordinary share on 9 May 2003 (being the last business day prior to the trading of the rights).

The difference between the pro forma and statutory weighted average number of shares for the year ended 31 December 2003 used for the earnings per share (EPS) calculations is due to the issue of shares under the Rights Issue assumed to take place on 1 January 2003. Under UK GAAP, own shares (treasury stock) are deducted from the total issued share capital when calculating earnings per share.

On 15 August 2003, the Group issued US$600 million of Guaranteed Convertible Bonds due 2010 convertible into 61,180,977 fully paid Xstrata plc ordinary shares.

The equity capital management programme remained dormant with no shares purchased or sold under during the year ended 31 December 2003.

PUBLICLY DISCLOSED MAJOR SHAREHOLDERS

	% of Ordinary Issued Share Capital at 23.02.04
Glencore International AG *	40.17
Credit Suisse Group*	
	40.38
The Capital Group	10.88
Standard Life Investments Ltd	4.01
Fidelity Investments	3.02

* Pursuant to a capital management programme, as announced on 29 May 2003, entered into by Glencore International AG (Glencore), Credit Suisse First Boston Equities Limited and Credit Suisse First Boston (Europe) Limited in connection with the Group's acquisition of the MIM Group and the associated rights issue, Glencore, Credit Suisse First Boston Equities Limited and Credit Suisse First Boston (Europe) Limited are jointly interested in 253,699,767 ordinary shares representing 40.17% (2002: 40.0%) of the issued share capital of the Company.

SECTION FOUR: OPERATIONAL REVIEWS

4.1 Xstrata Alloys

4.1.1 Chrome

FINANCIAL AND OPERATING DATA

US$m	**Xstrata Year ended 31.12.03**	Xstrata Year ended 31.12.02
Turnover	**472.2**	290.2
EBITDA	**78.9**	62.8
Depreciation & Amortisation	**(17.3)**	(7.0)
EBIT	**61.6**	55.8
Attributable net assets	**313.6**	245.3
Capital Employed	**428.7**	334.9
% Share Group EBIT*	**14.3%**	7.0%
% Share Group Net Assets*	**4.8%**	4.9%
% Return on Capital Employed**	**16.2%**	20.4%
Capital Expenditure	**29.5**	7.3
Sustaining	**2.3**	0.8
Expansionary	**27.2**	6.5
Attributable Saleable Production (kt)	**1,104.1**	957.5
Indicative Average Published Price (USc/lb) (Metal Bulletin)	**46.0**	30.0

* Excludes Ravenswood and discontinued operations (Avonmouth, Duisburg and Magnesium)
** ROCE % based on average exchange rates for the period

4.1.1.1 Markets

Global ferrochrome demand remained strong, at around 4.8 million tonnes, in 2003 on the back of continued growth in stainless steel melt, which increased by approximately 7.4% to 21.8 million tonnes. Southeast Asia continued to dominate growth in stainless steel production, with output up 18% to 5.9 million tonnes for China, Taiwan, India, Korea combined. Europe also showed growth with output rising to 8.4 million tonnes, an increase of 3.9% on 2002. Additional growth come from Japan, up 5.5% to 4 million tonnes, and South Africa where melt increased to 655,000 tonnes (up 12.2%). America remained unchanged year-on-year, with production of 2.7 million tonnes.

Underpinned by strong demand and the continued appreciation of the SA Rand against the US dollar, ferrochrome prices increased substantially during the year. European base prices for ferrochrome moved from approximately 34 US¢/lb in Q1 2003 to 50 US¢/lb in Q4 2003, an increase of 47%, with a further 7 US¢/lb increase already agreed with most major consumers from 1 January 2004.

The outlook for 2004 remains strong. Stainless steel melt is expected to grow by approximately 6% to 23 million tonnes in the year ahead, supported by improving economic conditions in the world's major economies and China's continued strong growth. This is expected to push ferrochrome demand to over 5.1 million tonnes, an increase of some 6% year on year.

With no meaningful increase in ferrochrome production capacity in 2004, the supply and demand balance should remain tight and prices firm. However, the continuing high nickel price could dampen demand for austenitic grade stainless steel, if such prices were to prevail in the longer-term. The price of nickel has risen substantially, reducing conversion margins at stainless producers to their lowest levels since the late 1990's.

4.1.1.2 Operations

EBIT VARIANCES

	US$m
EBIT 31.12.02 (pre-exceptionals)	**55.8**
Sales price	105.2
Volumes	15.2
Unit cost – real	(5.7)
Unit cost – inflation	(13.3)
Unit cost – foreign exchange	(88.4)
Depreciation and amortisation (excluding foreign exchange)	(7.2)
EBIT 31.12.03 (pre-exceptionals)	**61.6**

Turnover for the year, at US$472.2 million, was up 63% on 2002, due to the sharp increase in ferrochrome selling prices, which on a spot basis moved by 47% (or 16Usc/lb) over the reporting period, and to record saleable production volumes, which were up 15.3% year-on-year. The positive impact of the higher selling prices and sales volumes was reduced by the significant strengthening of the South African rand, which appreciated over 28% against the US dollar, and higher inflation in South Africa. As a consequence, EBIT for the year was up only US$5.8 million (10.4%) year on year.

Unit costs increased in real terms by US$5.7 million in comparison to 2002 mainly due to the impact on mine production of the difficult geological conditions highlighted in the half year report, and the consequent increased cost of chrome ore purchased to compensate for the reduced feed. This lower quality ore also resulted in reduced metallurgical efficiencies, which further impacted negatively on cost performance. Mining conditions have improved as the geological fault has been traversed and unit operating costs across Xstrata Chrome are expected to reduce, in line with performance in previous years. In addition, the strategy to reduce reliance on imported coke, which has increased in price by some 95% (US$100/tonne) year on year, is progressing successfully and will reduce the impact of continuing price increases in imported coke in 2004

Saleable production, at 1.1 million tonnes in 2003, represented 86% of name plate capacity. This reflects the planned lowering of production levels in the South African winter, a period of high-energy costs, when five furnaces were taken offline for complete refurbishment in anticipation of higher demand from Q4 2003. A tightening market led to Xstrata restarting its idled capacity, with all furnaces recomissioned during the second half.

The 500,000 tonne Rustenburg pelletising plant was commissioned from the fourth quarter and is expected to be operating at full capacity by the end of March 2004. This will greatly assist in enhancing the quality of the ore mix at Rustenburg, improving furnace efficiencies and further improving Xstrata Chrome's low cost position.

Total run-of-mine ore produced from underground, at 3.3 million tonnes, increased 13% compared to 2002, with saleable production up 24% from 1.9 million tonnes in 2002 to 2.4 million tonnes in 2003, mainly due to higher recoveries achieved on open cast material.

4.1.1.3 Developments

The full benefit of Xstrata Chrome's 720,000 tonne expansion of its agglomerated ore capacity is expected in 2004, with a significant improvement in the current ore blend available to the operating units. As a result, metallurgical efficiencies should improve substantially, further reducing production costs and enhancing competitiveness.

Given the strong ferrochrome production volumes anticipated in 2004, production of chrome ore is expected to be maintained at record levels this year. This strong production profile means that management of reductant inputs remains the top technical and commercial priority. In addition to progress in respect of substitution initiatives, a major positive development was the acquisition in January 2003 of Char Technology (Pty) Ltd, a South African producer of charcoal.

Production output at the Thorncliffe Mine increased from 92,000 tpm to 110,000 tpm from the second half, with the open cast operation at Thorncliffe producing an average of 13,000 tpm. During the year underground production capacity at the Kroondal Mine increased by 45.5% to 160,000 tpm, with production of some 30,000 tpm sourced from an open cast operation to ensure adequate ore supply to the furnaces during the build-up phase. Upgrading of the Kroondal plant to accommodate the increased ore supply was completed at the end of January 2004, approximately three months ahead of schedule. Production from underground at the Waterval Mine will also be further increased in 2004 and is expected to reach 60,000 tonnes per month during the latter part of 2004.

In December 2003, Xstrata announced approval Phase One of the Lion Project, a one million tonne per annum ferrochrome complex, which will be located on the site of Xstrata's existing Vantech facility in Mpumalanga Province, close to Xstrata's Thorncliffe chrome ore mine and Helena chromite ore deposit. Lion will be constructed in three phases, each comprising 330,000 tonnes of annual smelting capacity.

The Lion Plant will utilise Xstrata's exclusive "Premus Technology", which has been developed and successfully implemented by Xstrata Alloys at its Lydenburg facility. The Premus process, which is a substantial modification of the highly efficient closed furnace and pelletising technology, is expected to deliver operating costs around 20% below alternative technologies due to significant substitution of anthracite for coke and power costs that are between 25% and 45% lower per tonne of ferrochrome produced than the industry's prevailing Conventional, Outokumpu or DC Arc processes.

Phase One, which has a capital cost of ZAR1.25 billion, comprises two 63MVA closed submerged arc furnaces and will raise Xstrata Alloy's annual production capacity to some 1.63 million tonnes of ferrochrome, representing about one-third of current global capacity. Phase One's low operating costs and its brownfield, low-capital cost expansion capability provide a solid growth platform from which Xstrata will be able to meet the growth in global demand for ferrochrome going forward.

The Project is progressing on schedule, with design work on track for completion by mid 2004 and production expected early in 2006.

4.1.2 Vanadium

FINANCIAL AND OPERATING DATA

US$m	**Xstrata Year ended 31.12.03**	Xstrata Year ended 31.12.02
Turnover	**70.8**	76.4
EBITDA	**(1.9)**	10.4
Depreciation & Amortisation	**(5.6)**	(3.3)
EBIT	**(7.5)**	7.1
Attributable net assets	**140.4**	122.6
Capital Employed	**140.8**	122.8
% Share Group EBIT*	**(1.7)%**	0.9%
% Share Group Net Assets*	**2.1%**	2.5%
Return on Capital Employed**	**(6.0%)**	7.1%
Capital Expenditure	**5.4**	1.1
Sustaining	**0.7**	0.3
Expansionary	**4.7**	0.8
Attributable Saleable Production		
V_2O_5 (k lbs)	**29,029**	41,333
Ferrovanadium (k kg)	**7,317**	6,458
Indicative Average Published Prices		
V_2O_5 (US$/lb) *(Metal Bulletin)*	**2.22**	1.34
Ferrovanadium (US$/kg V) *(Metal Bulletin)*	**11.47**	7.74

* Excludes Ravenswood and discontinued operations (Avonmouth, Duisburg and Magnesium)
** ROCE % based on average exchange rates for the period

4.1.2.1 Markets

The supply/demand balance in Vanadium improved substantially from the beginning of 2003 due to cut backs in primary vanadium production at Xstrata's Windimurra and Vantech plants, disruptions in Russian supply, and improved demand in China, curtailing their exports of vanadium. Global production of crude steel increased by 6.9% for the eleven months to November, with the major contributor being China, where production was up 21.5%, and where the percentage utilisation of Vanadium per tonne of steel continues to grow.

These factors have steadily improved market sentiment towards vanadium and significantly improved prices. The Metal Bulletin average price for ferrovanadium (FeV) for 2003 was US$11.5/kg, 48% up from 2002's average of US$7.7/kg. Prices have continued to climb, moving above US$17/kg in January 2004.

As South Africa represents approximately 40% of world vanadium production, the strength of the Rand has also been a factor placing upward pressure on prices. However, supply side restraint is still the critical factor in the market and with mothballed production, including Xstrata's Windimurra plant, still uneconomic at current US dollar exchange rates, the outlook for vanadium in 2004 is positive.

4.1.2.2 Operations

Turnover for the year was down just over 7% to US$70.8 million from US$76.4 million, principally reflecting the significant decrease in sales volumes of Vanadium Pentoxide (V_2O_5), down more than 66% as a result of operational suspensions at Windimurra & Vantech. At the earnings level, the benefits of increased vanadium prices and a reduction of unit costs in real terms of US$5.6 million could not offset the negative impacts of a stronger South African Rand and lower volumes. As a consequence, EBIT was down US$14.6 million period on period, to a loss of US$7.5 million.

EBIT VARIANCES

	US$m
EBIT 31.12.02 (pre-exceptionals)	**7.1**
Sales price	16.2
Volumes	(7.2)
Unit cost – real	5.6
Unit cost – inflation	(2.4)
Unit cost – foreign exchange	(22.9)
Windimurra standing cost	(3.1)
Depreciation and amortisation (excluding foreign exchange)	(0.8)
EBIT 31.12.03 (pre-exceptionals)	**(7.5)**

It is worth noting, however, that the Rhovan operation posted an operating profit of US$1.3 million, despite these adverse conditions. The plant continues to achieve excellent operational results, with a monthly record production of 840 tonnes in December and an average daily production of some 22.6 tonnes for the year. Due to market conditions output at Vantech was restricted to 8 tonnes per day during the latter half of 2003. Following the anticipated depletion of the Kennedy's Vale ore deposit in December 2003, it was decided to place the Vantech operation into care and maintenance and to postpone development of the Steelpoortdrift deposit.

As with Windimurra, the care and maintenance programme focuses on the rehabilitation of the mine area and equipment, with the added advantage that Vantech personnel and facilities will be utilised to the fullest extent possible in the development of the new Lion Project in Xstrata Chrome.

4.1.2.3 Developments

Capital expenditure of US$5.4 million in 2003 is mainly associated with the ongoing development of the vanadium trioxide (V_2O_3) plant and furnace project at Rhovan. Commissioning of the V_2O_3 project, which will materially reduce aluminium consumption, started only at the end of October.. It is expected that full commercial production levels will be achieved during the first half of 2004, with resulting improvement in costs and efficiencies.

4.2 Xstrata Coal

FINANCIAL AND OPERATING DATA

US$m	Pro forma Xstrata Year ended 31.12.03	Pro forma MIM Year ended 31.12.03*	**Pro forma Year ended 31.12.03***	Pro forma Xstrata Year ended 31.12.02**	Pro forma MIM Year ended 31.12.02**	Pro forma Year ended 31.12.02**
Turnover: own production	1,287.7	470.2	**1,757.9**	1,120.5	596.3	1,716.8
Coking Australia	-	281.5	**281.5**	-	354.6	354.6
Thermal Australia	877.3	188.7	**1,066.0**	767.2	241.7	1,008.9
Thermal South Africa	410.4	-	**410.4**	353.3	-	353.3
Turnover: third party purchased coal	101.7	-	101.7	98.8	0.6	99.4
Coking Australia	-	-	-	-	0.6	0.6
Thermal Australia	56.7	-	56.7	72.9	-	72.9
Thermal South Africa	45.0	-	45.0	25.9	-	25.9
Total Turnover:	1,389.4	470.2	**1,859.6**	1,219.3	596.9	1,816.2
Coking Australia	-	281.5	**281.5**	-	355.2	355.2
Thermal Australia	934.0	188.7	**1,122.7**	840.1	241.7	1,081.8
Thermal South Africa	455.4	-	**455.4**	379.2	-	379.2
EBITDA (pre-exceptionals)	288.8	61.1	**349.9**	346.7	218.6	565.3
Coking Australia	-	57.3	**57.3**	-	155.0	155.0
Thermal Australia	220.3	3.8	**224.1**	214.2	63.6	277.8
Thermal South Africa	68.5	-	**68.5**	132.5	-	132.5
Depreciation & Amortisation	(157.4)	(54.6)	**(212.0)**	(116.5)	(33.0)	(149.5)
Coking Australia	-	(31.9)	**(31.9)**	-	(21.0)	(21.0)
Thermal Australia	(110.6)	(22.7)	**(133.3)**	(86.9)	(12.0)	(98.9)
South Africa	(46.8)	-	**(46.8)**	(29.6)	-	(29.6)
EBIT (pre-exceptionals)	131.4	6.5	**137.9**	230.2	185.6	415.8
Coking Australia	-	25.4	**25.4**	-	134.0	134.0
Thermal Australia	109.7	(18.9)	**90.8**	127.3	51.6	178.9
South Africa	21.7	-	**21.7**	102.9	-	102.9
Attributable net assets†	4,124.0	853.5	**4,977.5**	3,096.5	904.6	4,001.1
Australia	2,294.6	853.5	**3,148.1**	1,686.6	904.6	2,591.2
South Africa	1,829.4	-	**1,829.4**	1,409.9	-	1,409.9
Capital employed	4,177.9	899.5	**5,077.4**	3,109.6	904.6	4,014.2
Australia	2,326.2	899.5	**3,225.7**	1,688.4	904.6	2,593.0
South Africa	1,851.7	-	**1,851.7**	1,421.2	-	1,421.2
% Share Group EBIT†	30.5%	1.5%	**32.0%**	29.0%	23.4%	52.4%
Australia	25.5%	1.5%	**27.0%**	16.0%	23.4%	39.4%
South Africa	5.0%	-	**5.0%**	13.0%	-	13.0%
% Share Group Net assets†	63.0%	13.0%	**76.0%**	61.9%	18.1%	80.0%
Australia	35.1%	13.0%	**48.1%**	33.7%	18.1%	51.8%
South Africa	27.9%	-	**27.9%**	28.2%	-	28.2%
% Return on capital employed‡	3.6%	0.8%	**3.1%**	8.2%	21.2%	11.3%
Australia	5.5%	0.8%	**4.2%**	7.8%	21.2%	12.5%
South Africa	1.3%	-	**1.3%**	8.9%	-	8.9%
Capital Expenditure	126.2	104.5	**230.7**	118.6	36.7	155.3
Australia	66.1	104.5	**170.6**	71.5	36.7	108.2
South Africa	60.1	-	**60.1**	47.1	-	47.1
Sustaining	93.6	31.7	**125.3**	85.2	12.1	97.3
Expansionary	32.6	72.8	**105.4**	33.4	24.6	58.0

* Pro forma includes MIM Group acquisition from 01.01.03
** Pro forma includes Coal and MIM Group acquisitions from 01.01.02 and does not include Nordenham
† Excludes Ravenswood and discontinued operations (Avonmouth, Duisburg and Magnesium)
‡ROCE % based on average exchange rates for the period

4.2.1 Markets

4.2.1.1 European and South African Thermal Coal Markets

2003 was characterised by unprecedented volatility in Atlantic export coal prices. In the first half of the year average export prices were 12% lower than in the same period in 2002, while volume was up 9%. However, higher export prices were secured in the second half of the year as the market tightened.

PRODUCTION DATA

(million tonnes)	Pro forma Xstrata Year ended 31.12.03	Pro forma MIM Year ended 31.12.03*	**Pro forma Year ended 31.12.03***	Pro forma Xstrata Year ended 31.12.02**	Pro forma MIM Year ended 31.12.02**	Pro forma Year ended 31.12.02**
Total Consolidated Production	46.1	13.9	**60.0**	44.0	17.1	61.1
Queensland coking	-	6.3	**6.3**	-	8.1	8.1
NSW Semi-soft coking	6.5	-	**6.5**	5.4	-	5.4
Australian thermal	22.8	7.6	**30.4**	22.3	9.0	31.3
South African thermal	16.8	-	**16.8**	16.3	-	16.3
Consolidated Australian Sales Total †	28.8	14.0	**42.8**	27.5	16.9	44.4
Queensland Coking export	-	6.3	**6.3**	-	8.0	8.0
NSW Semi-soft coking export	6.5	-	**6.5**	5.4	-	5.4
Thermal export	16.8	7.2	**24.0**	17.4	8.2	25.6
Domestic	5.5	0.5	**6.0**	4.7	0.7	5.4
Consolidated South African Sales Total †	18.0	-	**18.0**	16.8	-	16.8
Thermal export	13.8	-	**13.8**	12.6	-	12.6
Thermal domestic	4.2	-	**4.2**	4.2	-	4.2
Attributable Australian Sales Total †	26.6	14.0	**40.6**	25.5	16.9	42.4
Queensland Coking export	-	6.3	**6.3**	-	8.0	8.0
NSW Semi-soft coking export	6.0	-	**6.0**	4.6	-	4.6
Thermal export	15.4	7.2	**22.6**	16.3	8.2	24.5
Domestic	5.2	0.5	**5.7**	4.6	0.7	5.3
Attributable South African Sales Total †	18.0	-	**18.0**	16.8	-	16.8
Thermal export	13.8	-	**13.8**	12.5	-	12.5
Thermal domestic	4.2	-	**4.2**	4.3	-	4.3
Average received export FOB coal price (US$/t)						
Queensland Coking	-	43.5	**43.5**	-	44.2	44.2
NSW Semi-soft coking	30.5	-	**30.5**	32.2	-	32.2
Australian thermal	25.8	23.8	**25.2**	27.6	25.4	26.9
South African thermal	24.9	-	**24.9**	24.6	-	24.6

* Pro forma includes MIM Group acquisition from 01.01.03
*** Pro forma includes Coal and MIM Group acquisitions from 01.01.02*
† All Sales data is ex-mine i.e. does not include sale of third party purchased coal

Spot prices, approximately US$27.50/t at the start of 2003, fell to a low of US$23.0/t in the second quarter mainly due to high levels of availability, particularly from Colombia being unmatched by demand from customers who sought to avoid prevailing high freight rates. However, delayed purchases and stock reductions by customers proved unsustainable, resulting in a rebound in demand towards the end of the first half of 2003. This coincided with the diversion of much of Colombia's increased production to meet solid US demand, and constrained supply out of South Africa, due to some rail capacity bottlenecks.

The market tightened further during Europe's summer heatwave, which accelerated the drawdown of coal stocks.

High freight rates in the second half, which constrained the ability of Asian producers to feed the European market, together with widely anticipated closures of export production in Poland contributed to a surge in spot prices through the $30.0/t level and up to over US$38.0/t in the second half of the year. The momentum of the Atlantic market was reinforced by the rapid increase in thermal coal prices in the Pacific, which also finished the year above US$38.0/t levels. Continuing strong demand, restrained growth from Colombia, expectations of further withdrawal of Polish production and the absence of significant new supply into Europe is expected to maintain positive pressure on coal prices in the first half of 2004.

The volatility in the thermal markets has led to increasing demand from buyers for longer term and annual contracts. Spot prices FOB Richards Bay have traded above US$40.0/t since January 2004 reflecting the tightness in physical supply and the high proportion of physical sales already concluded under contract, with some producers almost completely sold out for 2004. As at the end of January 2004, Xstrata Coal South Africa had sold and priced some 60% of 2004 export sales into the rising market.

The South African domestic market was strong in 2003, with tight higher-grade supply resulting in opportunities to move lower-grade product. Long-term Eskom contract sales volumes, from the Douglas Taylor Joint Venture, were 8% lower than the previous year, while prices increased by 4%. Other domestic sales volumes rose 4% year on year, with realised prices 3% up on 2002 despite a reduction in the average quality of saleable product.

4.2.1.2 Far East and Australian Thermal Coal Markets

Demand for imported seaborne thermal coal in the Pacific Basin increased by around 6% over 2002 levels, with the rise partly attributable to an increase in Japanese demand. Continuing delays in recommissioning a number of Japan's nuclear reactors, due to ongoing safety concerns, led to greater reliance on coal-fired power generation. Outside of Japan, the Asian market grew at a steady rate of just under 5%.

Market conditions at the time of annual price negotiations led to a 7% reduction in the Tohoku Electric Power Company term contract price (a reference price used by many long-term buyers of Australian coal) set in March 2003 at US$26.75/t FOB Newcastle for the contract year beginning April 2003. Supply problems in the major exporting countries feeding the Asian market prompted a rise in spot prices for thermal coal from US$25.0/t (FOB Newcastle) in early August to almost US$40.0/t by year end – 74% up from its low of US$23.0/t in April. The steady appreciation of the Australian dollar also put upward pressure on the US dollar price, as Australian suppliers sought to maintain acceptable margins.

China remains the most influential and unpredictable factor affecting the Asian market. This is due to its vast and rapidly growing coal production and consumption. Chinese thermal coal export volumes increased by some 10% in 2003 over 2002, although the rate of increase peaked in September and fell off significantly in the final quarter of the year. Domestic demand continued to absorb the bulk of China's production increases, driven by ongoing growth in demand for power. Indonesia maintained its recent strong growth, increasing exports by approximately 20%, while Australia remained the largest supplier to the region with almost 40% of market share.

The Pacific market was characterised by supply constraint in the latter half of the year that resulted in a steep and steady rise in the thermal coal spot price. Disruptions to supply began with a mixture of safety related mine closures in China's Shanxi province in August, resulting in a number of delivery cancellations and postponements. This was followed by a strike at the Kaltim Prima mine in Indonesia, worsening congestion at the port of Newcastle, a Chinese domestic supply shortfall as winter set in and flooding in Indonesia. Korean customers, in particular, were caught short by China's supply problems, with their increasing reliance on spot purchases responsible for pushing up prices for prompt tonnage in the latter half of the year. This was offset to some extent by the appreciation of the Euro.

In addition to the movement in the spot price and currency fluctuations, an increase in seaborne freight rates, partly due to the massive build-up in demand for vessels importing iron ore to China, also affected the market. The freight rate differential between Newcastle and Richards Bay to Rotterdam rose from US$4.0/t to US$14.0/t slowing spot sales of Pacific coal into Europe, particularly from Australia, and heightening the disconnect between the Pacific and Atlantic markets.

About 80% of 2003 sales went to Asia, with the remainder going to Europe and Mexico. Approximately 60% of Xstrata Coal's Australian export sales were sold under term/annual contracts, with the balance sold on the spot market. This split is likely to be maintained in 2004.

Around 13% of Xstrata Coal's 2003 Australian production was sold to local customers, which afforded a level of protection against the strengthening Australian dollar. Approximately 91% of sales to the domestic market are under long-term contracts.

The outlook in the Asian market remains broadly positive, with continuing growth in thermal coal demand on the back of robust and increasing demand for electricity. On the supply-side, booming demand in China is expected to absorb China's production growth in future years. While Indonesia is expected to maximise its output, a large portion of this growth will be of inferior quality and/or mined in higher-cost inland locations. Taken together, these factors are unlikely to compromise the current strong demand for Australian coal.

4.2.1.3 Coking Coal Markets

Due to a slight overhang of supply from Canada and, to a lesser extent, Australia, average contract prices for Queensland hard coking coal reduced to around US$46.0/t in the contract year beginning April 2003 - a drop of around 4% on the previous year's prices.

However, a global supply shortfall of quality hard coking coal developed as the year progressed. Substantial increases in steel production in Asia and a severe shortage of Chinese coke exports saw coking coal producers inundated with requests for spot purchases. Production difficulties experienced by some Queensland hard coking coal operations, including those acquired by Xstrata Coal from MIM, exacerbated the situation. China was the driving force behind increased global steel production, with robust Japanese and Indian production directed to China to feed its escalating domestic demand.

China, a large producer of metallurgical coal, imported just over two million tonnes of hard coking coal in 2003, having imported almost nothing the prior year. In addition, a number of Chinese mills signed unprecedented long-term contracts with Australian and Canadian suppliers of hard coking coal, a strong indication of ongoing supply tightness in that market. At the same time, China's limited exports of hard coking coal all but ceased and even those of semi-soft coking coal were cut dramatically, making China almost single-handedly responsible for taking the world hard coking coal market from oversupply to undersupply in 2003.

At the beginning of the year, many Japanese mills started to replace semi-soft coal with hard coking coal to increase productivity from their furnaces and, as a consequence, Australian semi-soft coking coal contract prices fell in line with contract prices for thermal coal. However, semi-soft coking coal demand received a boost during the second half of the year from the tight hard coking coal market with some non-Japanese steel-makers, who would normally not use this quality coal, obliged to accept the lower quality semi soft coking coal. The fire at the Southland coal mine in New South Wales in late December 2003 will only serve to tighten availability of this product into 2004.

Asian customers accounted for just over 60% of Xstrata Coal's hard coking coal sales, with a further 25% going to Europe and other sales into the Americas, Africa and the Middle East. The Japanese mills, the dominant buyers of Xstrata Coal's semi-soft production, purchased over 70% of sales, with 40% of Xstrata Coal's 2003 semi-soft production sold on the spot market throughout the year.

The outlook for the coking coal market in 2004 is positive. Significant price increases are expected in both hard and semi-soft coking coal term contracts, with price increases of between 25% and 28% already negotiated by some producers. Due to the production difficulties experienced in the Queensland operations, contracted but undelivered 2003 sales will continue to be supplied at the 2003 contract price until the end of the second quarter.

4.2.2 Operations

EBIT VARIANCES

	Xstrata US$m	MIM US$m	Pro forma US$m
EBIT 31.12.02 (pre-exceptionals) **	**230.2**	**185.6**	**415.8**
Sales price	8.8	(31.3)	(22.5)
Foreign currency hedging gains	97.5	15.7	113.2
Volumes	19.5	(41.3)	(21.8)
Unit cost – real	35.2	(31.2)	4.0
Unit cost – inflation	(15.2)	(1.5)	(16.7)
Unit cost – foreign exchange	(235.0)	(76.2)	(311.2)
Depreciation and amortisation (excluding foreign exchange)	(9.6)	(13.3)	(22.9)
EBIT 31.12.03 (pre-exceptionals)*	**131.4**	**6.5**	**137.9**

* Pro forma includes MIM Group acquisition from 01.01.03.
** Pro forma includes MIM Group acquisitions from 01.01.02.

4.2.2.1 Australian thermal

Consolidated production for the year, at 36.9 million tonnes, was 250,000 tonnes higher than 2002. The year was characterised by weak spot prices and an appreciating Australian dollar and, in that environment, management continued to take responsible decisions to limit production at selected New South Wales operations, particularly where this also reduced operating costs.

Despite a significant reduction in operating costs in New South Wales, in real terms unit cash costs across Australian thermal operations remained constant compared with 2002. The improved efficiencies and productivity in New South Wales, which helped compensate for the poor cost performance of the Queensland operations, was achieved despite increased demurrage costs of around US$0.80 per tonne. The demurrage at the port of Newcastle resulted from rail capacity problems that are now being addressed by both government and industry representatives, but are likely to continue to be a feature of 2004.

Despite sales volumes being held in line with the previous year, EBIT decreased some 49% from US$178.9 million to US$90.8 million year-on-year, due to negative impacts of lower average prices and the appreciating Australian dollar.

In New South Wales total production levels were maintained despite the closure of the Cumnock underground mine in September, reductions in manning levels at West Wallsend and Baal Bone, scheduled two-week maintenance shutdowns at the Bulga Open Cut, Mt Owen and Liddell mines, and protracted enterprise agreement negotiations at Beltana. Production levels were supported by increased productivities and the commencement of low-cost export production at Ravensworth East. The net result was a 6% increase in coal production in New South Wales.

Thermal coal production in Queensland fell 15% year on year with 3% of this variance due to the change in ownership from 75% to 55% at the beginning of November 2003. The major impact was at Newlands open cut where the completion of the Southern open cut in the first half constrained open cut production until the Eastern Creek area recommenced operation in the second half of the year. Eastern Creek will deliver both thermal and coking coals at lower costs than previously achieved due to the purchase of a large dragline that is expected to deliver increased productivities.

Across the New South Wales operations, a number of projects to increase productivity and reduce operating costs were completed or commenced in 2003. These projects will meet a large proportion of the future medium term growth with lower cost output, and include:

- the integration of Ravensworth East and Mt Owen Mines, which commenced in the latter half of 2003. The first step in this project is the transformation of Ravensworth East from a domestic coal supplier to a profitable dual export-domestic mine. This integration will optimise resource recovery and enable efficient utilisation of capital through the shared use of existing major infrastructure. Full benefits accruing from the integration will be realised in 2004, with significant reductions in cost and increased production flexibility;
- The benefits of Beltana, a low cost, high productivity operation, started to be realised in the second half of 2003, following the commencement of full production in August. However, the upside of this operation will be more apparent in 2004;
- improvements at the Bulga open cut, including mine plan optimisation, productivity improvements, manning reductions and negotiation of a replacement enterprise agreement;
- renegotiation of the mining contract at Liddell open cut in the first half of 2003, with reduced contract costs per tonne;
- the introduction of longwall mining at United in 2002, which has improved productivity and reduced sustainable unit cash costs in real terms by some 34%;
- a new domestic coal supply contract for Baal Bone Colliery which, together with a reduction in workforce and the suspension of development work, will enable the mine to operate at significantly reduced costs for its remaining life; and
- the closure of the high-cost underground operations at Cumnock in September 2003 and the continuation of lower-cost contract open cut operations.

4.2.2.2 South Africa thermal

The decline in earnings compared to 2002 was principally driven by the considerable strengthening of the Rand throughout 2003, which was only partially mitigated by the small increase in average export coal price.

The Rand strengthened in 2003 to an average of ZAR7.54 to the US dollar from an average of ZAR10.50 in 2002. The impact on US dollar costs, and hence earnings, was profound with the 28.2% strengthening of the Rand translating to a 39% increase in costs in US dollar terms. This was compounded by the fact that the average export price in 2003 was only 1% higher than the previous year, at $24.91/t FOB, compared to $24.60/t FOB in 2002. As a consequence, EBIT declined by US$81.2 million from US$102.9 million in 2002 to US$21.7 million in 2003.

Compared to 2002, production of saleable tonnage in 2003 increased by 3% from 16.3 million tonnes to 16.8 million tonnes. However, placed in context of continuing and new operations, output actually increased by 6.5% following the closure of Rietspruit and Strathrae during 2002.

Sales increased year on year from 16.8 million tonnes to 18.0 million tonnes, or 7.1%, with a consequential reduction in stocks of 1.2 million tonnes.

Significant operational achievements at underground operations in 2003 included the completion of the Boschmans underground upgrade project (commissioned in January 2004), as well as the expansion of both the WitCons and Tavistock underground operations and coal beneficiation plants. At the open cast mines, operational achievements included the relocation of the ATCOM dragline to the North Pit, following the depletion of economic reserves in the East Pit, and the commencement of mining operations at the new Goedgevonden Colliery.

Bottlenecks in the rail infrastructure constrained coal exports from South Africa, although this did not directly affect Xstrata Coal's 2003 exports as port stocks and excellent logistics management mitigated the impact. However, year-end saw significantly reduced stock levels.
The continued strengthening of the Rand relative to the US dollar during the year impacted heavily on costs and is largely responsible for the decision to postpone some US$75 million of previously planned capital projects, including the South Witbank 5 Seam project and the project to replace the current 4 Seam operations at Waterpan Colliery, which will lead to a reduction in planned staffing levels. The company will continue to focus on maximising output at low cost operations and will assess further closures of higher cost capacity. Further revision of XCSA's short to medium term operating plan and capital expenditure was necessitated by the delay in the Richards Bay Coal Terminal Phase V expansion project. Despite this project not proceeding in 2003, good progress was made in negotiations with the National Ports Authority in this regard.

4.2.2.3 Coking Coal

As foreshadowed at the half-year, production of coking coal for the full year, of 6.3 million tonnes, was down 22% on the 8.1 million tonnes of the previous year. Total coking coal production in the second half continued to be negatively impacted by localised strata conditions at Oaky North and frictional ignition issues at Oaky No. 1. These issues were inherited and subsequently addressed by Xstrata Coal when it assumed management in the third quarter. A methane drainage programme was promptly introduced involving both underground and surface inseam drainage.

Annual production was also affected by an extended longwall changeover time at Oaky North in the first half of 2003. A reduction in Xstrata Coal's ownership from 75% to 55%, following the sale of 20% of the Queensland coal assets at the beginning of November 2003, accounted for 2% of the variance.

These impacts were partially offset by increased but expensive open cut production, which – together with the lower production volumes – pushed local unit cash costs some 15% higher. This increase, together with the rapid appreciation of the Australian dollar in the latter part of 2003, resulted in a 37% increase in the US dollar operating cash costs period on period. Steps taken by Xstrata management to reduce cash costs are expected to have a material and positive impact going forward, with these initiatives already delivering a reduction in local cash costs in the second half of the year, compared to the first half, despite lower production as the gas drainage solutions were implemented.

As a consequence of the lower sales volumes and higher unit costs, EBIT at the coking operations fell 81% from US$134.0 million in 2002 to US$25.4 million in 2003.

Immediately following Xstrata Coal's acquisition of the MIM coal assets, a number of key management positions were filled by experienced Xstrata Coal management who oversaw the rapid implementation of Xstrata's systems and procedures. The new management team has a successful track record of turning around poorly performing assets and particular expertise in longwall mining.

A comprehensive review of inherited management systems, completed prior to the end of 2003, has seen the immediate and ongoing implementation of initiatives to address the shortcomings of these systems in order to improve production performance and cost management. These initiatives include a 'fit for purpose' approach towards equipment, where extensive work is being undertaken to re-engineer the longwall equipment at Oaky North to greater productivity and more efficient operating performance. In addition, the management structure has been changed to ensure a greater focus on engineering and management support.

The frictional ignition management plan adopted at Oaky No.1, in particular methane drainage, has already yielded positive results and the business has been meeting expectations since the commencement of this new management plan. It is anticipated that the initiatives implemented to date will return these assets to the higher productivity and stable production of which they are capable during the course of 2004.

As part of Xstrata Coal's ongoing life of mine planning, exploration programmes will be conducted in or around existing mining leases or tenements, with priority given to the identification of increased coking coal reserves.

4.2.3 Developments

4.2.3.1 Australia

Capital expenditure for Xstrata Coal's Australian operations totalled US$171 million in 2003, US$66 million in NSW and US$105 million in Queensland. The expenditure relates to a number of key projects, including:

- Development of the underground mine at Beltana on time and within budget, with expenditure totalling US$16.3 million during the period. Due to its highly competitive cost structure and having now reached full production, Beltana will reduce Xstrata Coal's average unit cost.
- Completion of the conversion of United Colliery from a high-cost bord and pillar operation to a highly efficient longwall mine, including the construction of a state of the art coal handling and preparation plant.
- In 2003, the replacement of the Bulga Open Cut truck and dozer fleet was commenced. Two dozers and two trucks were purchased in the final quarter of 2003 for US$7.6 million, with the remaining seven trucks to be purchased and in use in the first half of 2004 at a cost of US$18 million. This will lower Bulga's pre-strip mining costs over the remaining twelve years' life of the Open Cut.
- The purchase of a large dragline at Newlands to remove overburden from the Eastern Creek open cut area was progressed. The dragline will lower overburden costs, increase productivity levels and allow for more efficient selective mining of both coking and thermal coal, thereby enabling margins to be optimised. The current dragline is to be relocated to Collinsville, further reducing overburden costs at this operation.
- Work began at the Newlands complex on the development of the new Northern underground mine, which will replace the existing Southern underground operations in 2005. The new mine will access longwall coal from an existing highwall, with a wider face to further improve productivity and lower costs. This is similar to Xstrata Coal's Beltana highwall longwall underground operation in New South Wales.
- Under MIM management, work continued on the development of the Rolleston project with the completion of agreements for rail early works, power and various land holding issues. Following the acquisition of MIM, the project was suspended until Xstrata could complete a full internal review. During the review process, project expenditure was suspended as far as practically possible, with the exception of some existing financial commitments, such as the purchase of a dragline, which resulted in expenditure of $12.9 million during the year. In addition a 50,000 tonne sample pit was established at a cost of $6.2 million to assess the project's technical and commercial feasibility.

Capital expenditure in 2004 in Australia is expected to be higher than 2003 at around US$180 million, US$48 million of which relates to the initial development of the Rolleston Project in Queensland. The majority of spend relates to sustaining capital expenditure that will realise immediate as well as long-term benefits to Xstrata Coal. In New South Wales, some of the projects to be undertaken include final equipment purchases at Beltana and United, as well as the completion of the replacement of the Bulga Open Cut truck fleet. Also at Bulga, it is planned to upgrade the fines circuit at the coal handling and preparation plant to increase yield and lower unit costs.

Capital is to be spent on infrastructure upgrades at Mt Owen to realise synergies with contiguous operations. At Ulan, the main conveyor that transports coal from the underground mine to surface stockpiles is listed for replacement. The existing system is old and the replacement will bring immediate benefits in the form of reduced operating costs and lower operational risk.

In Queensland, capital expenditure will continue on the projects that commenced in 2003. The development of the Rolleston project will assume a significant portion of capital expenditure. Expenditures have been allowed for the development of this project that will provide the basis of production expansion for Queensland thermal coal from early 2005.

In addition, development will continue on the Suttor Creek deposit at Newlands to replace Main Deposit production, which will cease in May 2004. The Suttor Creek deposit will be a lower strip ratio than the existing Main Deposit resulting in increased productivities and lower operating costs.

4.2.3.2 South Africa

US$60 million of capital expenditure was incurred at XCSA's operations in 2003 across a number of projects, which - among other benefits - added 1.4 million tonnes of annual production capacity. The three main projects undertaken in 2003 were:

- The 50% capacity expansion at WitCons Colliery at a total cost of US$5.3 million of which US$4.6 million was spent in 2003. The expansion includes the addition of a continuous miner section, an upgrade to the conveyor system and a processing plant expansion.
- The completion of the expansion of Tavistock Colliery from 1.1 to 1.8 million tonnes per year. The total expenditure on the project was US$10 million, with US$1.7 million spent in 2002 and US$8.3 million in 2003. The expenditure covered the conversion of a conventional cut, drill and blast section to a continuous miner section, the addition of a continuous miner section, an upgrade to the conveyor system and the expansion of the processing plant capacity.
- Work commenced in 2003 at the new Goedgevonden Colliery. This mine will initially be operated as a small contractor open-pit operation and will utilise beneficiation capacity at the South Witbank mine. The cost to establish the operation in 2003 was US$4.7 million. The feasibility study for the full-scale operation at Goedgevonden is currently being undertaken.

Planned capital expenditure in 2004 will increase slightly above the 2003 levels to US$70 million. The major projects included are:

- The first year of expenditure in the three-year RBCT Phase V expansion project, which will expand XCSA's export production capacity by over two million tonnes per annum.
- Accessing and developing additional reserves for WitCons Colliery.
- The replacement at Boschmans Colliery of a conventional cut, drill and blast section with a continuous miner section, and the acquisition of a higher capacity continuous miner to replace an existing machine which has reached the end of its useful life. These equipment replacements will result in increased productivity and reduced operating costs.
- The purchase of two new higher capacity continuous miners at South Witbank Colliery. These units replace two existing continuous miners, which have reached the end of their useful lives.

4.3 Xstrata Copper

CONSOLIDATED FINANCIAL AND OPERATING DATA

US$m	**Pro forma MIM Year ended 31.12.03***	Pro forma MIM Year ended 31.12.02**
Turnover	**1,057.1**	961.0
Americas†	**506.6**	461.8
Australia	**550.5**	499.2
EBITDA	**481.8**	474.6
Americas†	**332.3**	260.4
Australia	**149.5**	214.2
Depreciation & Amortisation	**(207.7)**	(186.1)
Americas†	**(140.4)**	(108.3)
Australia	**(67.3)**	(77.8)
EBIT	**274.1**	288.5
Americas†	**191.9**	152.1
Australia	**82.2**	136.4
Attributable net assets	**1,619.8**	1,354.9
Americas†	**571.0**	343.2
Australia	**1,048.8**	1,011.7
Capital employed	**1,897.6**	1,617.6
Americas†	**848.8**	605.9
Australia	**1,048.8**	1,011.7
% Share Group EBIT‡	**63.6%**	36.3%
Americas†	**44.5%**	19.2%
Australia	**19.1%**	17.1%
% Share Group Net assets‡	**24.7%**	27.1%
Americas†	**8.7%**	6.9%
Australia	**16.0%**	20.2%
% Return on capital employed§	**15.6%**	18.2%
Americas†	**22.6%**	25.1%
Australia	**9.1%**	13.9%
Capital Expenditure	**82.1**	70.9
Americas†	**20.3**	37.2
Australia	**61.8**	33.7
Sustaining†	**48.3**	36.4
Expansionary†	**33.8**	34.5

* Pro forma includes MIM Group acquisition from 01.01.03
** Pro forma includes Coal and MIM Group acquisitions from 01.01.02
† 100% consolidated figures
‡ Excludes Ravenswood and discontinued operations (Avonmouth, Duisburg and Magnesium)
§ ROCE % based on average exchange rates for the period

4.3.1 Markets

Due to enhanced fundamentals, the copper market improved markedly toward the end of 2003. As a consequence, copper inventories at LME warehouses fell from 856,000 tonnes at the start of the year, closing the year at 431,000 tonnes, their lowest level since the second quarter of 2001. Average LME prices for the period were USc80.7/lb, a rise of 14% versus the previous year. Since the end of 2003, these trends have continued, with falling LME stocks supporting an improving outlook for copper prices. It is particularly encouraging that capacity reactivations and the reduction in stockpiles have occurred without a negative impact on metal prices.

PRODUCTION DATA

US$m	**Pro forma MIM Year ended 31.12.03***	Pro forma MIM Year ended 31.12.02**
Americas – Alumbrera†		
Material mined (t)	**110,213,939**	109,835,999
Ore mined (t)	**30,621,193**	43,435,376
Copper head grade (%)	**0.65**	0.70
Gold head grade (%)	**0.81**	0.94
Ore treated (t)	**34,200,389**	31,557,770
Copper in concentrate (t)	**198,537**	203,744
Gold in concentrate (oz)	**615,556**	690,242
Gold in dore (oz)	**54,208**	63,598
Total gold (oz)	**669,764**	753,840
Cash cost (C1) – post by-product credits (USc/lb)	**3.1**	3.3
Australia – Ernest Henry		
Material mined (t)	**64,893,365**	58,373,078
Ore mined (t)	**9,715,633**	10,477,009
Copper head grade (%)	**1.05**	1.23
Gold head grade (g/t)	**0.53**	0.63
Ore treated (t)	**10,279,221**	10,098,311
Copper in concentrate (t)	**99,422**	113,579
Gold in concentrate (oz)	**122,580**	143,628
Cash cost (C1) – post by-product credits (USc/lb)	**40.5**	44.9
Australia – Mt Isa		
Ore mined (t)	**5,172,880**	5,586,593
Copper head grade (%)	**3.49**	3.51
Ore treated (t)	**5,186,464**	5,583,273
Slag treated (t)	**1,131,307**	642,542
Concentrate produced (t)	**713,499**	720,750
Copper in Concentrate (t)	**199,337**	205,796
Ernest Henry concentrate smelted (t)	**364,445**	419,301
Anode copper (t)	**212,585**	230,380
Other copper (t)	**61,043**	50,022
Refined copper (t)	**211,391**	227,965
Cash cost (C1) – post by-product credits (USc/lb)	**56.2**	44.1
Average LME Copper price (US$/t)	**1,779**	1,586
Average LME Gold price (US$/oz)	**364**	310

* Pro forma includes MIM Group acquisition from 01.01.03
** Pro forma includes MIM Group acquisition from 01.01.02
† 100% consolidated figures

The historical trend of robust growth rates in SX-EW copper production slowed in 2003, as several years of weak metal prices led to lower investment in new capacity. Production of refined copper from secondary materials also decreased as a result of lower availability of high-grade scrap from the OECD and FSU regions. As a consequence, shortfalls in mined concentrate had a pronounced impact on primary smelting and electrolytic capacity utilisation. Rising copper intensity and infrastructure spending in emerging markets, particularly Asia, is expected to support growth in metal demand. China's rising net copper import requirements have been a critical factor in the improvement of market fundamentals. Any continued weakness of the US dollar is also expected to be positive for demand, particularly outside the Americas.

Supply side improvement in the copper markets was driven by a combination of continued producer restraint and production interruptions at third party operations in south east Asia and the Americas. This led to a significant shortage of copper concentrates globally, estimated at more than 300,000 tonnes of contained metal, that in turn pushed treatment and refining charges (TC/RCs) to record lows, ending the year at or below US$12 per dmt and 1.2USc/lb respectively. Since the end of 2003, further indications of a concentrate bottleneck have become evident, with increasingly aggressive terms being offered, particularly by the expanding Chinese and Indian smelting industries.

Copper concentrate sales from the Australian copper operations were 60,136 tonnes of contained metal (241,500 tonnes of concentrate), up 25% on 2002, at an average TC/RC of US$28.50/2.85 US c/lb. Copper concentrate spot treatment and refining charges remained at levels that were below smelting costs. Mine curtailments in recent years, production problems at key competitors and high levels of demand for raw materials in Asia are driving this trend. Gold contained in copper product sales amounted to 131,600 troy ounces and silver 23,400 kilograms.

Domestic copper cathode sales (excluding traded product) from Xstrata's Australian operations were 24,000 tonnes or 10% lower than in 2002 reflecting the impact of the Mount Isa Mines copper smelter rebrick in July 2003. Market sales were split: Australia 32%, South East Asia 22%, North East Asia 35% and Europe 12%.

Xstrata's share (50%) of copper concentrate sales from Alumbrera for 2003 was 360.4 dmt, at average TCs of US$57.55 per dmt and RCs of 5.8USc/lb, compared with 367.3k dmt at average TCs of US$65.84 per dmt and RCs of 6.7USc/lb in 2002. Frame contracts comprised 91% of total sales. Continued emphasis was placed on increasing spot sales and securing additional tonnages to European customers, to take advantage of the favourable overall economics resulting from sea freight differentials.

Improving demand from OECD economies, coupled with accelerated Asian growth and demand for raw materials, is expected to push the copper concentrate market into deficit by approximately 400,000 tonnes of contained copper in concentrate in 2004. As demand fundamentals firm and prices remain at higher levels, the market is anticipated to readily absorb recomissioned capacity. Given the relative absence of greenfield mines and the inadequate idled concentrate capacity to satisfy smelting demand, particularly in the Pacific and Indian Ocean regions, both term and spot TC/RC quotations are expected to remain in favour of concentrate producers in the short to medium term. Whilst TC/RCs remain at historically low levels, there is a trend for concentrate producers to reduce long term copper contracts to the Far East in order to increase their exposure to the spot market.

As a result of recent supply disruptions it is expected that copper metal supply will also remain in deficit by approximately 400,000 to 500,000 tonnes in 2004, falling to 200,000 to 300,000 tonnes the following year. This market dynamic is expected to be supportive of pricing for Xstrata's copper production in the year ahead. Although it is likely that 2004 will see the re-commissioning of idle capacity, growth forecasts in both the OECD and China are expected to be sufficient to absorb this additional supply.

The outlook for the gold market will depend upon implementation and or renewal of central bank agreements, the impact of the relatively strong US dollar gold price on supply side growth (both from a project and recycling perspective) together with the broader outlook for the US dollar, and global economic and political environment.

4.3.2 Operations

EBIT VARIANCES

	US$m
EBIT 31.12.02 (pre-exceptionals) **	**288.5**
Sales price	147.2
Commodity hedging gains and losses	(1.6)
Foreign currency hedging gains	10.4
Volumes	(60.4)
Unit cost - real	(43.6)
Unit cost - inflation	(16.1)
Unit cost - foreign exchange	(50.1)
Other income and expenses	2.3
Depreciation and amortisation (excluding foreign exchange)	(2.5)
EBIT 31.12.03 (pre-exceptionals)*	**274.1**

* Pro forma includes MIM Group acquisition from 01.01.03.
** Pro forma includes MIM Group acquisitions from 01.01.02.

4.3.2.1 Americas

The commissioning of third grinding and pebble crushing circuits during the first half of 2003, for a low capital cost of US$27 million, resulted in mill throughputs increasing by 8% over the previous year. This largely negated the impact on contained metal production due to ore grades reducing towards their long-term averages. Volumes of total material mined from the Alumbrera pit remained consistent throughout the year, with 110 million tonnes mined during 2003. Xstrata's share of copper-in-concentrate and total gold production levels for 2003, at 99,268 tonnes and 334,882 ounces respectively, exceeded planned levels, although remained lower than the corresponding period last year primarily due to lower head grades. Total concentrate sales volumes were slightly lower than the corresponding period, but maintained a consistent delivery profile.

The impact of lower volumes against the corresponding period was more than offset by further cost efficiency initiatives and metal price improvements. On revenue of US$506 million (up 10%), improved performances were achieved in both EBITDA (US$332.3 million, up 28%) and EBIT (US$191.9 million, up 24%). Low operating costs continued to be a highlight of the Alumbrera business, with C1 cash operating costs averaging 3.1USc/lb of copper produced (net of gold credits).

The Alumbrera Labour Agreement was successfully re-negotiated during the year, resulting in a revised four-year agreement covering all the company's non-staff employees. This has assisted in sustaining the characteristic stability in the work environment at Alumbrera.

Production volumes for both copper and gold are expected to reduce in 2004 due to a reduction in head grades. However this will be partially compensated by the full benefit of the pebble and third grinding circuits projects and concentrator expansions, enabling higher tonnes of ore to be milled. Concentrator throughput is expected to average slightly more than 3 million tonnes per month. Although lower ore grades, increased mining volumes and inflationary pressures will impact on unit cash costs, this will be partially offset by the higher mill throughputs. In addition, the beneficial impact of the gold credits on unit operating costs at Alumbrera has been partially secured in future periods due to Xstrata's gold hedgebook.

4.3.2.2 Australia

Xstrata's Australian copper operations experienced a difficult year, posting a reduced EBIT of US$82.2 million from US$136.4 million in the corresponding period. Performance was impacted by a stronger Australian dollar, difficult underground mining conditions and a rebrick of the copper smelter at Mount Isa, partially offset by a solid contribution from Ernest Henry. Xstrata Copper's Australian turnover was up 10% on 2002 to US$550.5 million, reflecting stronger US dollar prices for copper and gold.

Toward the latter part of 2003, the underground water issues that negatively affected the first half production from Mount Isa had been resolved, and underground ore production recovered to previous levels. Production from the copper concentrator was in line with 2002 levels reflecting the milling of stockpiled smelter slag during periods of underground ore shortfalls during the first half of 2003.

However, in line with expectations, refined copper production was around 8% lower in the second half due to a scheduled rebrick and maintenance shutdown at the Mount Isa copper smelter in July. The successful rebrick marked the completion of a 36-month Isasmelt vessel campaign, the longest achieved to date, with the next rebrick scheduled for 2006.

Mount Isa unit costs for 2003 on a C1 basis increased from US44.1 c/lb in 2002 to US56.2 c/lb in 2003, largely as a result of the underground water issues experienced during the first half and the stronger Australian dollar throughout the year.

Performance during the year from the Ernest Henry copper-gold mine was in line with expectations. Copper production from the mine for the first half was up on the same period in 2002 due to higher mill throughput and recoveries, which combined with higher commodity prices, largely offset the effects of a strengthening Australian dollar. Although second half performance was adversely affected by scheduled lower copper and gold grades, unit costs for the full year at Ernest Henry on a C1 basis were lower at US40.5 c/lb.

The challenge going forward at Mount Isa is to address the anticipated reduction in grade by increasing ore output. A significant increase in underground development and stope filling is therefore underway at both X41 and Enterprise. This is expected to improve production of underground ore, compensating for the falling grade, from the second half of 2004. At Ernest Henry, head grades are scheduled to recover from the levels experienced in the second half of 2003, although due to the deepening pit and increased haulage distances, unit costs are expected to remain stable. Despite the current strength of the Australian dollar, Xstrata's foreign exchange hedging will partially negate the impact on operating costs, particularly in the first half.

4.3.3 Developments

4.3.3.1 Americas

Further optimisation work will continue in the Alumbrera concentrator to maximum utilisation of the plant facilities including the expanded flotation capacity. Xstrata's share of sustaining capital for 2004, estimated at around US$14 million, includes additional haul trucks, and the completion of the project to increase concentrator flotation capacity.

A near-mine district exploration programme around Alumbrera was launched during 2003. This intensive program will be continued in 2004 and 2005, focused on drill-testing a numbers of geological sites identified in last year's program.

4.3.3.2 Australia

Sustaining capital expenditure of US$36 million during 2003 consisted principally of underground mine development, equipment replacement, and environmental management of water and tailings.

The increase over 2002 expenditure reflects the implementation of a capital programme to expand developed ore inventories to support an increase in Mount Isa underground copper ore production and to replace mining equipment and ageing infrastructure. Much of this expenditure has been deferred for many years. The programme is expected to lower costs and reduce production risk. The level of expenditure is planned to increase to US$50 million in 2004 as this program continues.

Expansionary capital expenditure of US$26 million was directed towards completion of the Enterprise mine expansion and continued evaluation of undeveloped resources at Mount Isa and the Ernest Henry copper-gold mine. Work at Ernest Henry focussed on known extensions of the orebody at depth and nearby satellite deposits.

The 2004 expansionary capital expenditure programme will focus on continuing the Mount Isa open cut pre-feasibility study and evaluation potential extension of mineralisation at Ernest Henry. Exploration activity is focussed on leveraging value from Xstrata Copper Australia's strong regional asset and infrastructure base, targeting mineralisation within a 100-kilometre radius of the Mount Isa and Ernest Henry operations.

4.4 Xstrata Zinc Lead

FINANCIAL AND OPERATING DATA

US$m	Pro forma Xstrata Year ended 31.12.03	Pro forma MIM Year ended 31.12.03*	**Pro forma Year ended 31.12.03***	Pro forma Xstrata Year ended 31.12.02**	Pro forma MIM Year ended 31.12.02**	Pro forma Year ended 31.12.02**
Turnover†	593.8	321.5	**915.3**	400.0	330.5	730.5
Zinc Australia	-	131.8	**131.8**	-	96.8	96.8
Zinc Europe	593.8	-	**593.8**	400.0	-	400.0
Lead Australia	-	33.8	**33.8**	-	35.5	35.5
Lead Europe	-	155.9	**155.9**	-	198.2	198.2
EBITDA (pre-exceptionals)†	77.0	17.2	**94.2**	88.4	17.9	106.3
Zinc Australia	-	4.2	**4.2**	-	6.1	6.1
Zinc Europe	77.0	-	**77.0**	88.4	-	88.4
Lead Australia	-	(2.3)	**(2.3)**	-	(0.5)	(0.5)
Lead Europe	-	15.3	**15.3**	-	12.3	12.3
Depreciation & Amortisation†	(40.7)	(35.8)	**(76.5)**	(34.1)	(36.6)	(70.7)
Zinc Australia	-	(15.6)	**(15.6)**	-	(15.8)	(15.8)
Zinc Europe	(40.7)	-	**(40.7)**	(34.1)	-	(34.1)
Lead Australia	-	(13.7)	**(13.7)**	-	(12.6)	(12.6)
Lead Europe	-	(6.5)	**(6.5)**	-	(8.2)	(8.2)
EBIT (pre-exceptionals) †	36.3	(18.6)	**17.7**	54.3	(18.7)	35.6
Zinc Australia	-	(11.4)	**(11.4)**	-	(9.7)	(9.7)
Zinc Europe	36.3	-	**36.3**	54.3	-	54.3
Lead Australia	-	(16.0)	**(16.0)**	-	(13.1)	(13.1)
Lead Europe	-	8.8	**8.8**	-	4.1	4.1
Attributable net assets†	856.2	451.3	**1,307.5**	612.6	644.0	1,256.6
Australia	-	402.0	**402.0**	-	569.3	569.3
Europe	856.2	49.3	**905.5**	612.6	74.7	687.3
Capital employed†	858.6	451.3	**1,309.9**	614.8	644.0	1,258.8
Australia	-	402.0	**402.0**	-	569.3	569.3
Europe	858.6	49.3	**907.9**	614.8	74.7	689.5
% Share Group EBIT†	8.4%	(4.3)%	**4.1%**	6.8%	(2.3)%	4.5%
Australia	-	(6.3)%	**(6.3)%**	-	(2.8)%	(2.8)%
Europe	8.4%	2.0%	**10.4%**	6.8%	0.5%	7.3%
% Share Group Net assets†	13.1%	6.9%	**20.0%**	12.2%	12.9%	25.1%
Australia	-	6.1%	**6.1%**	-	11.4%	11.4%
Europe	13.1%	0.8%	**13.9%**	12.2%	1.5%	13.7%
% Return on capital employed‡	4.7%	(4.7)%	**1.5%**	9.8%	(3.0)%	3.0%
Australia	-	(7.9)%	**(7.9)%**	-	(4.1)%	(4.1)%
Europe	4.7%	19.5%	**5.5%**	9.8%	5.9%	9.4%
Capital Expenditure†	33.5	26.2	**59.7**	30.2	30.8	61.0
Australia	-	23.7	**23.7**	-	28.3	28.3
Europe	33.5	2.5	**36.0**	30.2	2.5	32.7
Sustaining	19.7	19.2	**38.9**	14.2	17.2	31.4
Expansionary	13.8	7.0	**20.8**	16.0	13.6	29.6

* Pro forma includes MIM Group acquisition from 01.01.03
** Pro forma includes Coal and MIM Group acquisitions from 01.01.02 and does not include Nordenham
† Excludes Ravenswood and discontinued operations (Avonmouth, Duisburg and Magnesium)
‡ROCE % based on average exchange rates for the period

4.4.1 Markets

4.4.1.1 Zinc

The improved outlook for a recovery in the global economic markets towards the end of 2003 was reflected in a significant recovery in base metals demand in the second half. World zinc metal consumption increased 2% in 2003 to 9.6 million tonnes. Demand in China remained very strong and the rest of Asian countries continued to benefit from the growth of the Chinese economy. European zinc metal market remained tight with temporary shut downs of third party production in Italy and Macedonia and the

PRODUCTION DATA

	Pro forma Xstrata Year ended 31.12.03	Pro forma MIM Year ended 31.12.03*	**Pro forma Year ended 31.12.03***	Pro forma Xstrata Year ended 31.12.02**	Pro forma MIM Year ended 31.12.02**	Pro forma Year ended 31.12.02**
Europe – Asturiana de Zinc						
Zinc metal (t)	479,676	-	**479,676**	460,015	-	460,015
Europe – Nordenham						
Zinc metal (t)	147,636	-	**147,636**	-	-	-
Europe – Northfleet						
Mt Isa sourced lead (t)	-	138,819	**138,819**	-	145,523	145,523
Other lead (t)	-	56,098	**56,098**	-	103,070	103,070
Total lead (t)	-	194,917	**194,917**	-	248,593	248,593
Mt Isa sourced silver (koz)	-	9,615	**9,615**	-	10,938	10,938
Other silver (koz)	-	1,362	**1,362**	-	3,716	3,716
Total silver (koz)	-	10,977	**10,977**	-	14,654	14,654
Australia – Mt Isa						
Ore mined (t)	-	3,066,374	**3,066,374**	-	3,053,887	3,053,887
Zinc head grade (%)	-	7.10	**7.10**	-	7.41	7.41
Lead head grade (%)	-	5.11	**5.11**	-	5.02	5.02
Silver head grade (g/t)	-	123.2	**123.2**	-	122.7	122.7
Ore treated (t)	-	3,013,599	**3,013,599**	-	3,084,497	3,084,497
Zinc in concentrate (t)	-	169,398	**169,398**	-	182,324	182,324
Lead in lead/silver bullion (t)	-	134,779	**134,779**	-	147,821	147,821
Lead in purchased concentrate (t)	-	26,036	**26,036**	-	31,068	31,068
Silver in crude lead (koz)	-	10,339	**10,339**	-	11,357	11,357
Silver in purchased concentrate (koz)	-	3,805	**3,805**	-	4,545	4,545
Cash cost (C1) – post by-product credits (USc/lb)	-	38.2	**38.2**	-	31.2	31.2
Australia – McArthur River						
Ore mined (t)	-	1,194,110	**1,194,110**	-	1,079,888	1,079,888
Zinc head grade (%)	-	13.5	**13.5**	-	14.2	14.2
Lead head grade (%)	-	5.6	**5.6**	-	6.1	6.1
Ore treated (t)	-	1,184,590	**1,184,590**	-	1,100,122	1,100,122
Zinc in concentrate (t)	-	130,011	**130,011**	-	129,157	129,157
Lead in concentrate (t)	-	28,670	**28,670**	-	30,437	30,437
Silver in concentrate (koz)	-	1,174	**1,174**	-	1,237	1,237
Cash cost (C1) – post by-product credits (USc/lb)	-	39.5	**39.5**	-	35.8	35.8
Average LME Zinc price (US$/t)	828	828	**828**	779	779	779
Average LME Lead price (US$/t)	-	515	**515**	-	453	453
Average LME Silver price (US$/oz)	-	4.88	**4.88**	-	4.60	4.60

* Pro forma includes MIM Group acquisition from 01.01.03
** Pro forma includes MIM Group acquisition from 01.01.02

permanent closure of the Avonmouth smelter in the UK and the Noyelles Godault smelter in France. Together with the closure of Pasminco's Cockle Creek smelter in Australia, these production cuts more than compensated for the opening of new smelters in Namibia and Kazakhstan and minor capacity increases elsewhere. As a consequence, global zinc metal output in 2003 declined 0.6% to 9.7 million tonnes.

Following a decrease in 2002, zinc mine production recovered in 2003, growing 3.6% to 9.3 million tonnes. The opening of new mines in Namibia and Australia, together with increased production in Latin America, Australia and Ireland offset the closures of Reocín in Spain, Lennard Shelf in Australia and Gordonsville in the USA. In spite of the increased mine production, the concentrates market remained tight in 2003 contributing to a further decline in negotiated treatment charges (TCs), which fell from an average US$169/tonne in 2002 to US$148/tonne in 2003.

Zinc stocks at LME warehouses increased by 89,000 tonnes during the year reflecting a similar zinc metal supply surplus in the market, which kept LME zinc prices low most of the year. Improved demand in the fourth quarter led to a significant recovery in the LME zinc price, which closed the year at $1,008/tonne. As a consequence, the average LME zinc settlement price in 2003 increased 6% to US$828/tonne, compared to 2002's average of US$779/tonne.

4.4.1.2 Lead

Lead metal availability declined during 2003 as Western lead output fell by over 150,000 tonnes, while Western lead demand reduced by only around 80,000 tonnes. Indications of rising demand could see this deficit grow in 2004.

LME stocks of lead fell throughout 2003, as supply tightened and producers and traders drew down stocks, particularly from LME warehouses in Europe and Singapore. Available LME lead stocks fell below 100,000 tonnes at end 2003, with the bulk of stocks in North American warehouses.

Consumer demand, both in Europe and North America, improved during the fourth quarter, although the impact was mitigated by a rise in exported batteries, mainly from South Korea and China. Continuing growth in domestic demand in China is expected to limit the growth of these imports going forward.

The improved market fundamentals for lead, combined with speculative fund buying, saw the LME lead cash price pushed beyond the US$700/tonne mark by the end of 2003. This lifted the average LME lead settlement price for 2003 to US$515/tonne, up 14% from 2002 and above US$500/tonne for the first time since 1999.

4.4.2 Operations

4.4.2.1 Zinc Lead Australia

Turnover for the Australian zinc lead operations was up 25% compared to 2002 to US$165.6 million, reflecting stronger US dollar prices for zinc and lead in the period. The operations reported a negative EBIT of US$(27.4) million against a negative EBIT of US$(22.8) million in 2002 with the adverse strengthening of the Australian dollar offsetting the positive impact of prices, although currency hedging partially provided some protection.

Production volumes at the zinc lead operations at Mount Isa Mines were below 2002 levels, due to the slower then expected ramp-up of the George Fisher orebody and low productivity from the Mount Isa lead mine.

Mining conditions at George Fisher are proving difficult and the benefits of the improved design and sequencing have been delayed due to the development lead-time in implementing new stope sizes. The operation is approximately half way through an estimated 18-month programme to change the mining front. Significant technical resources and expertise are focused on this challenge, with encouraging evidence of improving performance.

Current operations in the Mount Isa lead mine are centred on high grade remnant sections of the orebody at a low ore production rate of between 600,000 to 800,000 tpa. This strategy will maximise the value of the remaining reserves. Lead bullion (lead and silver) from the Mount Isa Mines lead smelter was below 2002 levels.

ZINC EBIT VARIANCES

	Xstrata US$m†	MIM US$m†	Pro forma US$m†
EBIT 31.12.02 (pre-exceptionals) **	**54.3**	**(9.7)**	**44.6**
Sales price	(19.4)	15.1	(4.3)
Commodity hedging gains and losses	(3.2)	-	(3.2)
Foreign currency hedging gains	2.4	2.9	5.3
Volumes	4.8	(1.3)	3.5
Unit cost – real	25.9	6.1	32.0
Unit cost – inflation	(4.2)	(2.9)	(7.1)
Unit cost – foreign exchange	(37.3)	(20.5)	(57.8)
Other income and expenses	-	(0.5)	(0.5)
Depreciation and amortisation (excluding foreign exchange)	5.5	(0.6)	4.9
Nordenham acquisition	7.5	-	7.5
EBIT 31.12.03 (pre-exceptionals)*	**36.3**	**(11.4)**	**24.9**

* Pro forma includes MIM Group acquisition from 01.01.03.
** Pro forma includes MIM Group acquisitions from 01.01.02.
†Excludes discontinued operations (Avonmouth and Duisburg)

McArthur River Mine (MRM) production was in line with 2002 with slight falls in grade and recovery offset by improved productivity from the selective use of bulk stoping methodologies. These efficiencies also impacted positively on unit cash costs, which reduced in real terms by 8%. The market for zinc bulk concentrates has reduced over recent years due to the closure or conversion to alternate raw materials of five of the world's 12 Imperial Smelting Furnace (ISF) technology smelters. As a consequence, treatment charges have risen for product from McArthur River Mine, representing a significant challenge to the long-term viability of the operation. A number of options are under consideration to address this issue, including a feasibility study into a potential large open pit operation, utilising Xstrata's Albion technology.

The outlook for the Australian zinc lead operations is positive against the performance in 2003, due to higher US dollar zinc and lead prices and higher production from Mount Isa.

4.4.2.2 Zinc Europe

The San Juan de Nieva smelter in Spain achieved a production record for the fifth consecutive year in 2003. The successful completion, on time and under budget, of the 25,000 tonne expansion in July 2003, increased melted zinc production at San Juan to 480,000 tonnes, some 4,100 tonnes above planned capacity. Saleable zinc production at over 461,000 tonnes was even higher over budget, at 5,216 tonnes, due to a 0.3%

reduction in zinc dust consumption as a result of improvements in the leaching and purification circuits.

Following the start-up of the new 850m^3 tanks in the leaching stage and the commissioning of new horizontal belt filters for jarosite, San Juan further improved its zinc recovery rates by 0.7% to 97%.

The integration and restructuring of the Nordenham operations have been completed successfully. On-going synergies and debottlenecking projects delivered record levels of production, with production of zinc metal in Nordenham reaching 147,636 tonnes (138,504 tonnes of saleable zinc), significantly above nameplate capacity.

The on-going efficiency programme that began in 2002, and the production increases at San Juan and Nordenham, delivered a reduction in operating costs in real terms of nearly US$26 million, however, this could not fully offset the negative impacts of the weaker US dollar and lower TCs in 2003. As a consequence, EBIT in 2003, at US$36.3 million, was 33% lower compared to 2002.

Combined zinc sales reached 599,680 tonnes in 2003, an increase of 13,000 tonnes compared to the previous year.

During 2003 Xstrata zinc smelters also produced 1,003,687 tonnes of sulphuric acid and 7,509kg of germanium as germanium dioxide. The Arnao plant produced 14,966 tonnes of zinc oxide and the Hinojedo roaster produced 29,422 tonnes of liquid sulphur dioxide, with the increase of 4,922 tonnes above budget taking advantage of favourable market conditions.

The new Oleum Plant at San Juan with a capacity of 52,000 tonnes per year, began operations in April 2003. This product will allow Xstrata Zinc to benefit from new markets for its sulphuric acid production.

The project to change the incoming voltage at San Juan from 132 kVolts to 220 kV completed successfully in December 2003. This will allow the smelter to benefit from the capacity to access alternative suppliers after the liberalisation of the energy market.

After an operational life of 147 years, the Reocin mine in Spain ceased operations on 31 March 2003. As the exhaustion of its reserves had been foreseen, Xstrata Zinc had already in place alternative sources of concentrates to substitute Reocin's production

LEAD EBIT VARIANCES

	MIM US$m†
EBIT 31.12.02 (pre-exceptionals) **	**(9.0)**
Sales price	22.3
Commodity hedging gains and losses	(0.9)
Foreign currency hedging gains and losses	(0.1)
Volumes	(2.4)
Unit cost – real	5.2
Unit cost – inflation	(2.6)
Unit cost – foreign exchange	(18.0)
Other income and expenses	(2.7)
Depreciation and amortisation (excluding foreign exchange)	1.0
EBIT 31.12.03 (pre-exceptionals)*	**(7.2)**

* Pro forma includes MIM Group acquisition from 01.01.03.
** Pro forma includes MIM Group acquisitions from 01.01.02.
†Excludes discontinued operations (Avonmouth and Duisburg)

4.4.2.3 Lead Europe

Northfleet Refinery announced the closure of the No. 2 line in March 2003, following a decision to close the Avonmouth ISF Zinc smelter. Crude lead supply from Duisburg also ceased in 2003, with a small quantity of refined lead and silver Dore produced from in-process stocks during January 2004. The closure of the Northfleet recycling operation was announced in September 2003. A major project to clean up the recycling plant area has commenced and is expected to be completed in the first quarter 2004. As a consequence of these closures some 160 employees have been retrenched and lead sales decreased by 26% against 2002.

The closure of the non-profitable operations has positioned Northfleet to benefit from the higher prices prevailing at the start of 2004. EBIT in 2003, excluding exceptional items, reflects the costs savings associated with the closure of loss-making operations and the improvement in the price of lead.

Lead production at the Northfleet Refinery was down 22% on the corresponding period, with No 1 Refinery 5% down due to lower crude deliveries from Mount Isa and remaining lead production down 47% as a result of the closure of the Avonmouth Smelter and lower production from the now closed Recycling operations.

Silver production decreased 25%, reflecting lower silver delivery from Mount Isa and the closure of Avonmouth.

ISA lead sales premiums achieved in 2003 were 10% higher than 2002 in Pound Sterling terms. Contracted sales for 2004 will show a further increase of 12% over 2003 levels.

4.4.3 Developments

4.4.3.1 Zinc Lead Australia

Sustaining capital expenditure of US$19 million in 2003 consisted principally of underground mine development, equipment replacement, and water and tailings management. Capital expenditure is expected to increase in 2004 by some US$10 million as the mine development inventory is increased in the George Fisher Mine.

Expansionary capital expenditure of US$7 million in 2003 centered on the feasibility study into the potential MRM expansion and work done on an open pit project to secure zinc lead ore at Mount Isa Mines. Expenditure in 2004 will also be dedicated towards these projects.

Work done as part of the MRM feasibility study includes additional demonstration plant testing of the Albion process, continuation of environmental and engineering programs, market studies and power supply feasibility studies. Competitively priced power supply remains the greatest challenge for the project.

At Mount Isa Mines open cut evaluation work continues to focus on resource evaluation drilling and metallurgical testing of the northern sections of the resource, which holds predominantly zinc lead silver mineralisation and is close to the surface. The zinc lead mineralisation outcrops and resources from the Mount Isa open cut may provide a near term benefit by improving the capacity utilisation of the zinc lead stream from its current

70% level. This area, known as Black Star, may also provide a starter pit for a larger open cut copper and zinc lead mine development in the future.

4.4.3.2 Zinc Europe

During 2003 a new expansion of 7,000 tonnes per year was approved for the San Juan de Nieva smelter in Spain. The project involves the implementation of direct leaching for an annual 10,000 to 15,000 tonnes of zinc concentrate and the replacement of the 3.4 m^2 cathodes and anodes in Tankhouse D for new electrodes of 3.6 m^2.

Total project investment is estimated at some US$6 million. Construction activities will continue through 2004, with commissioning scheduled for the first quarter of 2005.

At Nordenham, further debottlenecking and cooperation with the San Juan de Nieva plant are expected to result in increased production of over 6,000 tonnes in 2004. Nordenham will continue to benefit from its competitive power contract this year, with negotiations underway to limit the negative impact of increasing electricity prices in Germany when the contract expires at the end of 2004.

Xstrata Zinc continues to assess investing opportunities in mining and smelting where it can apply its operating and technology expertise.

4.4.3.3 Lead Europe

The focus for the Northfleet operation in 2004 is to optimise primary operations with crude feed sourced from Mount Isa. The timing of shipments will have a one off negative impact on BRM lead production due to the decision to move to shipments every two months rather than monthly from 2nd quarter 2004, in order to reduce transport costs.

Capital projects will focus on improved environmental systems, structural replacements and information systems that will contribute to improved operational control and reduced health and environmental risk. A pre-feasibility study to review expansion opportunities for primary operations will commence in January 2004.

4.5 Other businesses

4.5.1 Gold

Xstrata announced on 13 January 2004 that it has entered into an agreement with Resolute Mining Limited ("Resolute") for the sale of the Ravenswood Gold Mine, located in Queensland Australia, for a headline price of US$45 million. The transaction, which was reached through a competitive tender process, is expected to complete on 1 March 2004.

Xstrata assumed ownership of the Ravenswood Gold Mine with the acquisition of MIM. Holdings Limited in June 2003. At the time, Xstrata identified the mine as non-core to its business and indicated its intention to sell the operation.

4.5.2 Forestry

US$m	**Xstrata Year ended 31.12.03**	Xstrata Year ended 31.12.02
Turnover	**2.8**	2.2
EBITDA	**0.5**	0.4
Depreciation & Amortisation	**(1.4)**	(0.9)
EBIT	**(0.9)**	(0.5)
Capital Expenditure	**1.4**	1.7
Attributable net assets	**25.5**	21.0
Capital employed	**37.5**	33.0
Production: Pulplogs (cbm)	**107,494**	76,706

Although average price for pulplogs decreased to US$27 per cbm in 2003 compared to US$31 per cbm in 2002, turnover for 2003 was marginally higher than 2002, as production was 30,788 cbm higher. The increase in depreciation and amortization is due to higher production resulting in a negative EBIT of US$(0.9) million, compared to negative EBIT of US$(0.5) million in 2002.

4.5.3 Technology

US$m	**Pro forma Year ended 31.12.03***	Pro forma Year ended 31.12.02**
Turnover	**33.9**	35.9
EBITDA	**8.9**	11.2
Depreciation & Amortisation	**(2.9)**	(0.6)
EBIT	**6.0**	10.6
Capital Expenditure	**0.8**	1.4
Attributable net assets	**55.8**	40.0
Capital employed	**55.8**	40.0

** Pro forma includes MIM Group acquisition from 01.01.03.*
*** Pro forma includes MIM Group acquisitions from 01.01.02.*

The Xstrata Technology division integrated the former MIM Process Technologies and ISAPROCESS entities to leverage the brand equity, technical ability and marketing capabilities that exist between these two groups. This unit develops, markets and supports technologies for the global mining, mineral processing and metals extraction industries. These technologies, originally developed for use in own operations, are marketed for use by third parties. The group also provides metallurgical services to both industry customers and within the Xstrata group.

Xstrata Technology is a dedicated team of approximately thirty-five experienced individuals. The business unit is charged with the development and marketing of a number of leading technologies.

- ISAPROCESS is the world's leading copper refining technology and has already been licensed to over 50 plants around the world.
- ISASMELT, a high intensity submerged lance smelting technology is in use in eight countries, and has recently been awarded the upgrade of the Ilo smelter in Southern Peru, its biggest contract yet (1.2 Mt/y of concentrate).
- IsaMill is an attrition grinding process for fine or ultra-fine grinding of ores, with 17 mills currently installed at sites in Australia and South Africa. A significantly larger model is being developed in conjunction with AngloPlatinum, and was commissioned in December 2003.
- The Jameson Cell is a flotation technology that is applied in approximately 220 coal, base metals and SX-EW plants globally.
- BBOC – bottom blown oxygen converter for lead and silver refining
- Frothermiser –air phase flotation frother technology

The recent award of the Southern Peru Copper Corp. contract for ISASMELT technology ahead of five competing technology providers, and the new plate refurbishment facility in Chile for IsaProcess, provides the underpinnings of a promising outlook for the group in the year ahead. Short-term challenges come from the strength of the Australian dollar and Rand reducing competitiveness of Australian manufacture, and delaying mining project decisions in Australia and South Africa. In the medium term this is expected to be outweighed by the general upturn in commodities leading to more projects proceeding.

Section Five: Financial Statements

Contents

The financial information contained in this statement does not constitute the Group's statutory accounts. The information has been extracted from the Group's 2003 statutory accounts, which were approved by the Board on 23 February 2004 and will be filed with the Registrar of Companies. The auditors' report on the Group's statutory accounts was unqualified and did not contain a statement under section 237 of the Companies Act 1985.

Consolidated Profit and Loss Accounts

For the year ended 31 December

US$m	Notes	Continuing operations	Discontinued operations	2003	Continuing operations	Discontinued operations	2002
Turnover							
Ongoing		2,529.0	2.7	2,531.7	1,806.1	3.2	1,809.3
Acquisitions		949.9	-	949.9	-	-	-
Group turnover		3,478.9	2.7	3,481.6	1,806.1	3.2	1,809.3
Net operating costs before exceptional costs		(3,165.1)	(4.0)	(3,169.1)	(1,535.8)	(11.2)	(1,547.0)
Exceptional costs - impairment of assets	4	-	-	-	(28.6)	(22.2)	(50.8)
Exceptional costs - restructuring	4	(21.8)	-	(21.8)	-	-	-
Net operating costs	5	(3,186.9)	(4.0)	(3,190.9)	(1,564.4)	(33.4)	(1,597.8)
Operating profit	6	292.0	(1.3)	290.7	241.7	(30.2)	211.5
Ongoing		181.8	(1.3)	180.5	241.7	(30.2)	211.5
Acquisitions		110.2	-	110.2	-	-	-
		292.0	(1.3)	290.7	241.7	(30.2)	211.5
Share of operating (loss)/profit of associates		(3.0)	-	(3.0)	0.7	-	0.7
Total operating profit		289.0	(1.3)	287.7	242.4	(30.2)	212.2
Profit on sale of tangible assets		9.3	-	9.3	3.1	-	3.1
Profit on sale of interest in JANEs	4	136.6	-	136.6	-	-	-
Loss on disposal of operations	4	-	(1.6)	(1.6)	-	-	-
Profit before interest and taxation		434.9	(2.9)	432.0	245.5	(30.2)	215.3
Interest receivable and similar income		11.7	-	11.7	7.1	-	7.1
Interest payable and similar charges	8	(89.4)	-	(89.4)	(44.5)	-	(44.5)
Profit before taxation		357.2	(2.9)	354.3	208.1	(30.2)	177.9
Tax on profit on ordinary activities	9	(46.5)	-	(46.5)	(28.2)	(1.6)	(29.8)
Profit after taxation		310.7	(2.9)	307.8	179.9	(31.8)	148.1
Equity minority interests		(30.8)	-	(30.8)	(5.8)	-	(5.8)
Attributable profit		279.9	(2.9)	277.0	174.1	(31.8)	142.3
Dividends to shareholders	11	(125.7)	-	(125.7)	(50.3)	-	(50.3)
Retained profit for the year		154.2	(2.9)	151.3	123.8	(31.8)	92.0
Earnings per share (US$) - basic							
Pre-exceptional items		0.37	-	0.37	0.61	(0.03)	0.58
Exceptional items		0.27	(0.01)	0.26	(0.08)	(0.07)	(0.15)
	10	0.64	(0.01)	0.63	0.53	(0.10)	0.43
Earnings per share (US$) - diluted							-
Pre-exceptional items		0.33	-	0.33	0.61	(0.03)	0.58
Exceptional items		0.23	-	0.23	(0.08)	(0.07)	(0.15)
	10	0.56	-	0.56	0.53	(0.10)	0.43
Dividend per share (USc)	11			20.0			13.3

Consolidated Statement of Total Recognised Gains and Losses

For the year ended 31 December

US$m	Notes	Continuing operations	Discontinued operations	2003	Continuing operations	Discontinued operations	2002
Attributable profit		279.9	(2.9)	277.0	174.1	(31.8)	142.3
Translation adjustment on loans	21	(26.5)	-	(26.5)	(13.1)	-	(13.1)
Subsidiary net asset translation adjustments		1,441.5	-	1,441.5	638.8	-	638.8
Total recognised gains and losses for the year		1,694.9	(2.9)	1,692.0	799.8	(31.8)	768.0

Reconciliation of Consolidated Shareholders' Funds

For the year ended 31 December

US$m	Notes	2003	2002
Total recognised gains and losses		1,692.0	768.0
Dividends	11	(125.7)	(50.3)
		1,566.3	717.7
Other movements:			
- New shares issued		1,393.3	2,309.3
Total movements during the year		2,959.6	3,027.0
Shareholders' funds at the beginning of the year		3,566.1	539.1
Shareholders' funds at end of the year		6,525.7	3,566.1

Consolidated Balance Sheets

As at 31 December

US$m	Notes	2003	2002
Fixed assets			
Intangible assets	12	1,333.5	1,037.3
Tangible assets	13	7,614.8	3,337.8
Investments			
- Investment in associates	14	-	0.7
- Other investments	14	121.8	81.2
		121.8	81.9
		9,070.1	4,457.0
Current assets			
Stocks	15	802.8	305.6
Debtors: amounts falling due within one year	16	702.1	295.1
Debtors: amounts falling due after more than one year	16	250.3	76.2
Investments: assets acquired held for resale	17	31.1	-
Cash at bank and in hand	22	255.1	88.7
		2,041.4	765.6
Creditors: amounts falling due within one year	18	(1,102.4)	(546.4)
Net current assets		939.0	219.2
Total assets less current liabilities		10,009.1	4,676.2
Creditors: amounts falling due after more than one year:			
- Convertible bonds	18	(588.7)	-
- Other creditors	18	(1,658.5)	(655.0)
		(2,247.2)	(655.0)
Provisions for liabilities and charges	19	(621.6)	(264.0)
Net assets		7,140.3	3,757.2
Equity minority interests		(614.6)	(191.1)
Attributable net assets		6,525.7	3,566.1
Capital and reserves			
Called up share capital	20, 21	315.8	126.3
Share premium account	21	2,481.5	1,277.7
Other reserves	21	1,240.7	1,240.7
Profit and loss account	21	2,487.7	921.4
Equity shareholders' funds		6,525.7	3,566.1

Consolidated Statement of Cash Flows

For the year ended 31 December

US$m	Notes	2003	2002
Net cash inflow from operating activities before restructuring costs		612.2	451.8
Expenditure relating to restructuring		(18.8)	-
Net cash inflow from operating activities	22	593.4	451.8
Dividends received from associates		0.3	0.3
Returns on investments and servicing of finance			
Interest received		12.1	5.1
Interest paid		(72.1)	(34.4)
Interest element of finance lease rental payments		(2.6)	(0.9)
Debt arrangement fees		(29.7)	(31.7)
		(92.3)	(61.9)
Taxation paid		(26.4)	(35.2)
Capital expenditure and financial investment			
Payments to acquire tangible assets		(309.6)	(163.8)
Receipts from the sale of tangible assets		23.5	12.9
Payments to rehabilitation trust fund		(2.8)	(2.1)
Receipts from rehabilitation trust fund		7.4	2.8
Acquisition of own shares		(10.0)	(0.5)
		(291.5)	(150.7)
Acquisitions and disposals			
Purchase of subsidiary undertakings	2	(2,263.0)	(1,173.3)
Net cash acquired with subsidiary undertakings	22	103.5	87.4
Disposal of JANEs and subsidiary undertaking	4	347.6	0.7
		(1,811.9)	(1,085.2)
Equity dividends paid		(92.4)	-
Net cash outflow before financing		(1,720.8)	(880.9)
Financing			
Issue of ordinary share capital		1,441.2	1,424.2
Ordinary share capital issue costs		(55.4)	(88.9)
Issue of convertible bonds		600.0	-
Increase in short term loans		-	2.1
Increase long term loans		1,047.0	795.5
Repayment of short term loans		(71.9)	(79.0)
Repayment of long term loans		(1,082.5)	(1,131.8)
Repayment of capital element of finance leases		(2.8)	(1.2)
		1,875.6	920.9
Increase in cash		154.8	40.0

Reconciliation of net cash flow to movement in net debt

Increase in cash		154.8	40.0
Cash inflow from increase in loans		(1,047.0)	(797.6)
Cash inflow from increase in convertible bonds		(600.0)	-
Cash outflow from loan arrangement fees		29.7	31.7
Repayment of loans		1,154.4	1,210.8
Cash (inflow)/outflow from finance leases		2.8	1.2
Change in net debt resulting from cash flows		(305.3)	486.1
Translation adjustments		(35.3)	(13.9)
Non-cash movements		(17.1)	(4.7)
Debt arrangement fees acquired with operations		2.5	-
Finance leases acquired with operations		(42.6)	(18.1)
Loans acquired with operations		(1,249.8)	(566.8)
Movement in net debt		(1,647.6)	(117.4)
(Net debt)/cash at start of year		(573.9)	(456.5)
Net debt at end of year	22	(2,221.5)	(573.9)

Notes to the Financial Statements

1. Principal Accounting Policies

Basis of preparation

These financial statements have been prepared under the historical cost convention and in accordance with applicable UK accounting standards. The Xstrata plc Group ("the Group") has adopted the following principal accounting policies:

Basis of consolidation

The financial statements consolidate the financial statements of Xstrata plc and its subsidiaries. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passes.

Entities in which the Group holds an interest on a long term basis and are jointly controlled by the Group and one or more other venturers are treated as joint ventures. The consolidated financial statements include the Group proportion of turnover, operating profit or loss, exceptional items, interest expense, taxation, gross assets and gross liabilities of joint ventures (the gross equity method).

Entities, other than subsidiaries and joint ventures, in which the Group has a participating interest and over whose operating and financial policies the Group exercises a significant influence are treated as associates. The consolidated financial statements include the Group proportion of the operating profit or loss, exceptional items, interest expense, taxation and net assets of associates (the equity method).

The Group has certain contractual arrangements with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own. The financial statements include the Group's share of the assets, liabilities and cash flows in such joint arrangements, measured in accordance with the terms of each arrangement, which is usually pro-rata to the Group's interest in the joint arrangement.

On the acquisition of a subsidiary, or of an interest in a joint venture, associate, or joint arrangement, the purchase consideration is allocated to the assets and liabilities on the basis of fair value at the date of acquisition. Those mineral reserves and resources that are able to be reliably valued are recognised in the assessment of fair values on acquisition. Other potential reserves, resources and mineral rights, for which in the Directors' opinion, values cannot be reliably determined, are not recognised. When the cost of acquisition exceeds the fair values attributable to the Group's share of the identifiable net assets the difference is treated as purchased goodwill. This is amortised on a straight-line basis over its useful economic life up to a presumed maximum life of 20 years.

Foreign currencies

Transactions in foreign currencies are translated at the exchange rates ruling at the date of transaction or, where forward cover contracts have been arranged, at contractual rates. Monetary assets and liabilities denominated in foreign currencies are retranslated at year end exchange rates, or at a contractual rate if applicable.

On consolidation, profit and loss account items are translated at average rates of exchange. Balance sheet items are translated at year end exchange rates.

Exchange differences on the re-translation of the investments in overseas subsidiaries, joint arrangements, joint ventures and associates at closing rates, together with differences between profit and loss accounts translated at average and at closing rates, are dealt with in reserves. Exchange differences on foreign currency borrowings financing those net investments, are also dealt with in reserves. All other exchange differences are charged or credited to the profit and loss account in the year in which they arise.

The following exchange rates have been applied:

	31December 2003	Average2003 12months	31December 2002	Average2002 12months
Argentine pesos (ARS)	2.9375	2.9486	-	-
Australian dollars (AUD)	0.7520	0.6494	0.5618	0.5434
Chile pesos (CLP)	595.00	686.99	718.61	692.32
Euros (EUR)	1.2601	1.1302	1.0495	0.9430
Great Britain pounds (GBP)	1.7857	1.6340	1.6100	1.5013
South African rands (ZAR)	6.6843	7.5391	8.5702	10.5035
Swiss francs (CHF)	1.2391	1.3442	1.3836	1.5553

Turnover

Revenues associated with the sales of commodities are recognised when all significant risks and rewards of ownership of the asset sold are transferred to the customer, usually when the commodity is delivered to the shipping agent. Turnover is recognised at invoiced amounts, with most sales being priced free on board (FOB), free on rail (FOR) or cost, insurance and freight (CIF). Revenues from the sales of by-products are also included in turnover.

Cost of sales

Cost of sales represents product cost, determined by means of either the weighted average or first in first out (FIFO) method, and by applying full absorption costing of mining, processing and smelting overheads, plus any other costs directly attributed to the acquisition of materials.

Investments

The investments in the rehabilitation trust funds are measured at fair value based on the market price of the investments held by the trust fund.

Intangible assets

Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill if the fair value can be measured reliably on initial recognition, subject to the constraint that, unless the asset has a readily ascertainable market value, the fair value is limited to an amount that does not create or increase any negative goodwill arising on the acquisition.

Intangible assets are amortised using a straight-line method based on estimated useful lives, except those intangible assets which the Directors regard as having indefinite useful lives, which are not amortised but are reviewed for impairment annually.

Tangible assets

Land and buildings, plant and equipment

The cost of each item of buildings, plant and equipment are depreciated over its useful life. Mine production assets are depreciated using a unit of production method based on estimated economically recoverable reserves, which results in a depreciation charge proportional to the depletion of reserves. Tangible assets unrelated to production are depreciated using the straight-line method based on estimated useful lives. Each item's estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property or plantation at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all mine buildings, machinery and equipment, with annual reassessments for major items. Changes in estimates which affect unit of production calculations are accounted for prospectively. Freehold land is not depreciated.

The expected useful lives are as follows:

Buildings	15 – 40 years
Plant and Equipment	4 – 30 years
Furniture and Fixture	5 – 15 years
Other	3 – 5 years

The net carrying amounts of mine buildings, machinery and equipment at each mine property are reviewed regularly and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Plantations

Plantations are recorded at cost. Development costs, interest and financing costs relating to the development of the plantations are deferred and amortised upon commencement of production, on a unit of production method based on the estimated future production from each plantation.

Exploration and evaluation expenditure

Exploration and evaluation expenditure for each area of interest, other than that acquired from the purchase of another mining company, is carried forward as an asset provided that one of the following conditions is met:

- such costs are expected to be recouped through successful development and exploration of the area of interest or alternatively, by its sale; or

- exploration and evaluation activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing.

Exploration expenditure which fails to meet at least one of the conditions outlined above is written-off.

Identifiable exploration and evaluation assets acquired are recognised as assets at their cost of acquisition. Exploration assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions outlined above is met.

Mineral properties and mine development expenditure

Costs of acquiring mineral properties are capitalised on the balance sheet in the year in which they are incurred. Capitalised costs (development expenditure) include interest and financing costs relating to the construction of plant and equipment and costs associated with a start up period where the asset is available for use but incapable of operating at normal levels without a commissioning period.

Mineral properties and capitalised costs are, upon commencement of production, amortised using a unit of production method based on the estimated economically recoverable reserves to which they relate or are written-off if the property is abandoned or where there is a impairment in value.

Leasing and hire purchase commitments

Assets held under finance leases, where substantially all the risks and rewards of ownership of the asset have passed to the Group, and hire purchase contracts are capitalised in the balance sheet and are depreciated over their useful lives. The capital elements of future obligations under leases and hire purchase contracts are included as liabilities in the balance sheet. The interest elements of the rental obligations are charged in the profit and loss account over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Rentals payable under operating leases are charged in the profit and loss account on a straight-line basis over the lease term.

Capital work in progress

Assets in the course of construction are capitalised in the capital work in progress account. On completion, the cost of construction is transferred to the appropriate category of tangible fixed assets.

The cost of a tangible fixed asset comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use.

Costs associated with a start up period are capitalised where the asset is available for use but incapable of operating at normal levels without a commissioning period.

Capital work in progress is not depreciated.

Impairment

The carrying amounts of fixed assets are reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on income generating units.

If the carrying amount of a fixed asset exceeds the recoverable amount, a provision is recorded to reflect the asset at the lower amount. In assessing recoverable amount for fixed assets, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal have been discounted to their present value using a market-determined discount rate.

Deferred overburden removal expenditure

The MIM Group, acquired in the year, have continued to defer the costs of overburden removal, where appropriate, in the balance sheet, as this was permitted under certain circumstances by the existing Group accounting policies.

In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. During the pre-production phase, these costs are capitalised as part of the cost of the mine property.

The costs of removal of the waste material during a mine's production phase is deferred, where appropriate. The deferral of these costs, and subsequent charges in the profit and loss account are determined with reference to the mine's strip ratio. This ratio represents the ratio of the estimated total volume of waste, to the estimated total quantity of economically recoverable ore, over the life of the mine. Deferral of these costs is made where the actual stripping ratios vary from the mine's strip ratio. The costs charged in the profit and loss account are based on application of the mine strip ratio to the quantity of ore mined in the period. Where the ore is expected to be evenly distributed, waste removal is expensed as incurred, as was generally the case for the Group prior to the acquisition of the MIM Group.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost includes all costs incurred in the normal course of business in bringing each product to its present location and condition. Stocks are categorised, as follows:

- raw materials and consumables: Materials, goods or supplies (including energy sources) to be either directly or indirectly consumed in the production process.
- work in progress: Items stored in an intermediate state that have not yet passed through all the stages of production.
- finished goods: Products and materials that have passed all stages of the production process.

Net realisable value is based on estimated selling price less any further costs expected to be incurred to completion and disposal.

Capital grants

Government grants in respect of capital expenditure are credited to a deferred income account and are released to the profit and loss account over the expected useful lives of the relevant assets by equal annual instalments. Grants of a revenue nature are credited to income so as to match them with the expenditure to which they relate. Potential liabilities to repay grants either in whole or in part are provided for to the extent that the repayment is probable.

Environmental protection, rehabilitation and closure costs

Provision is made for close down, restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs, based on the estimated future costs. The provision is discounted where material and the unwinding of the discount is included in interest payable. At the time of establishing the provision, a corresponding asset is capitalised (where it gives rise to a future benefit) and depreciated over future production from the mine to which it relates. The provision does not include allowances for unforeseeable events.

The provision is reviewed on an annual basis for changes in cost estimates or life of operations.

Provisions for liabilities and charges

Provisions are recognised when the Group has a present obligation, as result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date that will result in an obligation to pay more, or a right to pay less tax in the future. In particular:

- provision is made for tax on gains arising from the disposal of fixed assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold;
- provision is made for deferred tax that would arise on remittance of the retained earnings of overseas entities only to the extent that, at the balance sheet date, dividends have been accrued as receivable; and
- deferred tax assets are recognised only to the extent that, it is considered that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Derivative instruments

The Group is exposed to foreign exchange, interest rate and commodity price risks. The Group uses forward, swap, option and collar contracts to reduce its exposure to foreign exchange, interest rate and commodity price risks movements. Hedge accounting is applied whereby gains and losses on these contracts are recognised in the period to which the gains and losses of the underlying transactions relate. Where the underlying transaction can no longer be identified, gains or losses on the hedge contract are recognised in the profit and loss account. Where the hedge contracts are terminated early and the underlying transaction can no longer be identified, the gain or loss on the terminated hedge contract is recognised in the profit and loss account. Where the hedged transaction is still expected to occur, the gain or loss on the terminated hedge transaction is deferred until the underlying transaction occurs.

Pensions and other post – retirement obligations

The Group's contributions to its defined contribution pension plans are charged to the profit and loss account in the year to which they relate.

The Group contributes to separately administered funds for its defined benefit pension plans and the pension costs are charged to the profit and loss account over the employees' working lives within the Group. The regular cost is attributed to individual years using the projected unit method. Variations in pension cost, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees in proportion to their expected payroll costs. Differences between the amounts funded and the amounts charged in the profit and loss account are treated as either provisions or prepayments in the balance sheet.

The Group also provides post retirement healthcare benefits to certain employees in South Africa. The estimated cost of providing such benefits is charged to the profit and loss account on a systematic basis over the employees' working lives within the Group.

Capital instruments

Shares are included in shareholders` funds. Other instruments are classified as liabilities if they contain an obligation to transfer economic benefits and if not they are included in shareholders` funds.

Financial liabilities

Loans are recognised at inception at the fair value of the proceeds received net of issue costs. The finance cost recognised in the profit and loss account is allocated to periods over the term of the loan at a constant rate on the carrying amount.

Research and development

Research and development expenditure is written off as incurred, except that development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured. Any expenditure carried forward is amortised in line with the expected future sales from the related project.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

Use of estimates

The preparation of these financial statements is in conformity with generally accepted accounting practice requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates.

2. Changes in Group Companies

Acquisitions

Oakbridge Group

On 1 January 2003, the Group acquired a further 11.5% interest in a Coal Australia subsidiary company, Oakbridge Pty Ltd for US$58.0 million from Tomen Corporation, increasing the percentage ownership in the subsidiary to 78%.

Glendell Joint Venture

On 28 February 2003, the Group acquired a further 32.5% interest in the Glendell Joint Venture for US$12.0 million, including US$1.7 million deferred until the commencement of production, from Mitsui Matsushima Australia Pty Ltd, increasing the percentage ownership to 100%.

Chartech

On 1 January 2003, the Group acquired 100% of Char Technology (Pty) Ltd ("Chartech") in South Africa from Glencore International AG for cash of US$7.6 million. In addition, the Group assumed the net indebtedness of Chartech and its subsidiaries, amounting to US$5.5 million.

Net assets at the date of acquisition are as follows:

US$m	Book value	Revaluation adjustments	Fair value to Group
Tangible assets	7.9	-	7.9
Stocks	1.3	-	1.3
Debtors: amounts falling due within one year	2.6	-	2.6
Cash at bank and in hand	0.1	-	0.1
Creditors: amounts falling due within one year	(3.7)	-	(3.7)
Creditors: amounts falling due after more than one year	(5.6)	-	(5.6)
Attributable net assets	2.6	-	2.6
Goodwill			5.0
Total			7.6
Discharged by:			
Consideration - cash			7.6

During the year ended 31 December 2003, Chartech paid US$0.2 million in respect of net returns on investments and servicing of finance, paid US$0.9 million in respect of taxation and utilised US$0.1 million for capital and financial investment.

The summarised profit and loss account for the year ended 31 December 2002 is as follows:

Summarised Profit and Loss Account

For the year ended 31 December

US$m	2002
Turnover	11.2
Operating profit	3.3
Profit before tax	2.3
Tax on profit on ordinary activities	-
Attributable profit	2.3

There were no other recognised gains and losses in the year ended 31 December 2002.

MIM Group

On 24 June 2003, the Group acquired 100% of the issued share capital of the Australian public company MIM Holdings Limited, by means of a Scheme of Arrangement, for cash with an aggregate value of US$2,090.1 million (including acquisition costs of US$23.0 million and hedging gains of US$229.1 million). In addition, the Group assumed the net indebtedness of MIM Holdings Limited and its subsidiaries, amounting to US$1,180.9 million. The fair value of net assets acquired was US$2,090.1 million. MIM Holdings Limited was de-listed from the Australian stock exchange on 30 June 2003.

Net assets at the date of acquisition are as follows:

US$m	Book value	UKGAAP & Accounting Policy alignment	Revaluation adjustments	Fair value to Group
Intangible assets (i)	-	-	55.4	55.4
Tangible assets (i)	2,714.1	23.9	672.6	3,410.6
Investments	1.3	-	-	1.3
Stocks (ii)	225.7	99.6	-	325.3
Debtors: amounts falling due within one year (iii)	437.6	(142.9)	5.8	300.5
Debtors: amounts falling due after more than one year (iv)	746.5	(607.1)	33.5	172.9
Investments: assets acquired held for resale (v)	-	-	24.0	24.0
Cash at bank and in hand	109.6	-	-	109.6
Creditors: amounts falling due within one year (vi)	(669.9)	105.7	(42.0)	(606.2)
Creditors: amounts falling due in more than one year (vii)	997.9)	24.2	(37.9)	(1,011.6)
Provisions for liabilities and charges (viii)	(577.4)	402.4	(100.1)	(275.1)
Net assets	1,989.6	(94.2)	611.3	2,506.7
Equity minority interests	(337.4)	40.8	(120.0)	(416.6)
Attributable net assets	1,652.2	(53.4)	491.3	2,090.1
Discharged by:				
Consideration - cash				2,090.1

The principal UK GAAP and accounting policy alignments were to recognise a finance lease under UK GAAP SSAP 21 'Accounting for Leases and Hire Purchase Contracts' (i), (vi) & (vii), reclassify long-term stockpiles from debtors due after more than one year to stocks (ii) & (iv), remove unrealised gains and losses on foreign currency hedge transactions (iii), (iv), (vi) & (vii), remove deferred overburden removal expenditure where the ore is evenly distributed (iii) & (iv), reduce deferred tax assets where they are not regarded as recoverable and to tax effect other adjustments made where appropriate (iv) & (viii).

The revaluation adjustments are as follows:

i Revalue mineral properties and development, process technologies, plant and equipment to their fair value at the date of acquisition.

iii Revalue current receivables to their estimated amount to be received.

iv Recognise an asset for 'in the money' forward commodity contracts, revalue non-current receivables to their estimated amount to be received and re-state deferred tax balances for provision adjustments.

v Carpentaria Gold Pty Ltd is considered non-core to the Group's business and has been de-consolidated, revalued and reclassified to Investments: assets held for resale (refer note 17 and 23).

vi Provide for onerous contracts, outstanding claims and revalue the current portion fixed interest debt to its fair value.

vii To revalue the non-current portion fixed interest debt to its fair value.

viii Provide for defined benefit pension deficits, rehabilitation and long term onerous contracts.

During the year ended 31 December 2003 the MIM Group paid US$25.7 million in respect of net returns on investments and servicing of finance, paid US$nil million in respect of taxation and utilised US$117.6 million for capital and financial investment.

The MIM Group earned a loss after tax and minority interests of US$(105.5) million in its financial year ended 30 June 2003 (2002 US$44.6 million). The summarised UK GAAP adjusted profit and loss account for the years ended 30 June 2003 and 2002 are as follows:

Summarised Profit and Loss Accounts

For the year ended 30 June

US$m	2003	2002
Turnover	2,101.3	2,098.5
Operating profit	122.2	177.9
Profit/(loss) before tax	(8.7)	104.6
Tax on profit/(loss) on ordinary activities	(77.8)	(7.8)
Equity minority interests	(19.0)	(52.2)
Attributable profit/(loss)	(105.5)	44.6

Operating profit includes a US$25.3 million exceptional gain on disposal of rehabilitation obligations following externalisation, Loss on sale of operations of US$37.4 million and Exceptional costs – impairments of assets of US$70.7 million (2002 US$60.6 million). There were no other recognised gains and losses in the year ended 30 June 2003.

The MIM Group earned an operating profit of US$110.2 million for the period from acquisition to 31 December 2003. Operating profit includes Exceptional costs – restructuring of US$21.8 million but excludes profit on sale of tangible assets of US$0.7 million and exceptional gain on disposal of JANEs of US$136.6 million.

Nordenham zinc smelter

On 31 December 2002, the Group acquired 100% of the 133,000 tonnes per annum Nordenham zinc smelter in Germany from Metaleurop (33% owned by Glencore International AG) for cash of US$97.0 million.

Net assets at the date of acquisition are as follows:

US$m	Book value	Revaluation adjustments	Fair value to Group
Tangible assets (i)	44.6	38.5	83.1
Stocks	11.2	-	11.2
Debtors: amounts falling due within one year	17.8	-	17.8
Creditors: amounts falling due within one year (ii)	(22.3)	0.5	(21.8)
Provisions for liabilities and charges (ii)	(9.3)	(3.6)	(12.9)
Attributable net assets	42.0	35.4	77.4
Goodwill			19.6
Total			97.0
Discharged by:			
Consideration - cash			97.0

i The revaluation adjustments relate to a revaluation of plant and equipment to their fair value at the date of acquisition.

ii The revaluation adjustments relate to additional accruals and provision for pension commitments.

The prior year comparatives have been adjusted to reflect the allocation of the fair values to the assets and liabilities of Nordenham. This has the effect of decreasing other fixed asset investments by US$100.0 million, reducing other creditors and accruals by US$3.0 million and increasing various assets and liabilities by the amounts stated in the table above.

3. Segmental Analysis

For the year ended 31 December

US$m	Continuing operations	Discontinued operations	2003	Continuing operations	Discontinued operations	2002
Turnover by business segment						
Coal - Thermal	1,479.7	-	1,479.7	1,037.3	-	1,037.3
Coal - Coking	117.9	-	117.9	-	-	-
Coal	1,597.6	-	1,597.6	1,037.3	-	1,037.3
Chrome	472.2	-	472.2	290.2	-	290.2
Vanadium	70.8	-	70.8	76.4	-	76.4
Copper	555.1	-	555.1	-	-	-
Zinc Lead	760.3	-	760.3	400.0	-	400.0
Forestry	2.8	-	2.8	2.2	-	2.2
Magnesium	-	2.7	2.7	-	3.2	3.2
Technology	20.1	-	20.1	-	-	-
Total	3,478.9	2.7	3,481.6	1,806.1	3.2	1,809.3
Turnover of the following acquisitions is included in the above:						
Coal - Thermal - MIM Group	90.3	-	90.3	-	-	-
Coal - Coking - MIM Group	117.9	-	117.9	-	-	-
Copper - MIM Group	555.1	-	555.1	-	-	-
Zinc Lead - MIM Group	166.5	-	166.5	-	-	-
Technology - MIM Group	20.1	-	20.1	-	-	-
	949.9	-	949.9	-	-	-
Turnover by origin						
Africa	996.5	-	996.5	677.3	-	677.3
Americas	276.9	2.7	279.6	2.2	3.2	5.4
Australia	1,530.7	-	1,530.7	726.6	-	726.6
Europe	674.8	-	674.8	400.0	-	400.0
Total	3,478.9	2.7	3,481.6	1,806.1	3.2	1,809.3
Turnover of the following acquisitions is included in the above:						
Americas - MIM Group	274.1	-	274.1	-	-	-
Australia - MIM Group	594.8	-	594.8	-	-	-
Europe - MIM Group	81.0	-	81.0	-	-	-
	949.9	-	949.9	-	-	-
Turnover by destination						
Africa	152.0	-	152.0	98.3	-	98.3
Americas	244.6	2.7	247.3	82.7	3.2	85.9
Asia	1,301.4	-	1,301.4	646.6	-	646.6
Australia	236.7	-	236.7	129.6	-	129.6
Europe	1,482.1	-	1,482.1	814.5	-	814.5
Middle East	62.1	-	62.1	34.4	-	34.4
Total	3,478.9	2.7	3,481.6	1,806.1	3.2	1,809.3

3. Segmental Analysis (continued)

For the year ended 31 December

US$m	Continuing operations	Discontinued operations	2003	Continuing operations	Discontinued operations	2002
Earnings before interest, taxation, depreciation and amortisation (EBITDA) by business segment						
Pre-exceptionals:						
Coal - Thermal	293.3	-	293.3	278.7	-	278.7
Coal - Coking	20.4	-	20.4	-	-	-
Coal	313.7	-	313.7	278.7	-	278.7
Chrome	78.9	-	78.9	62.8	-	62.8
Vanadium	(1.9)	-	(1.9)	10.4	-	10.4
Copper	253.6	-	253.6	-	-	-
Zinc Lead	90.0	-	90.0	88.4	-	88.4
Forestry	0.5	-	0.5	0.4	-	0.4
Magnesium	-	(1.3)	(1.3)	-	(4.9)	(4.9)
Technology	5.7	-	5.7	-	-	-
Common costs and income *	(40.5)	-	(40.5)	(22.1)	-	(22.1)
EBITDA (pre-exceptionals)	700.0	(1.3)	698.7	418.6	(4.9)	413.7
Exceptionals:						
Profit/(loss) on disposal of operations:						
Coal	136.6	-	136.6	-	-	-
Magnesium	-	(1.6)	(1.6)	-	-	-
Restructuring:						
Zinc Lead	(8.5)	-	(8.5)	-	-	-
Common costs and income *	(13.3)	-	(13.3)	-	-	-
EBITDA	814.8	(2.9)	811.9	418.6	(4.9)	413.7
EBITDA of the following acquisitions is included in the above:						
Coal - MIM Group	161.5	-	161.5	-	-	-
Copper - MIM Group	253.6	-	253.6	-	-	-
Zinc Lead - MIM Group	4.5	-	4.5	-	-	-
Technology - MIM Group	5.7	-	5.7	-	-	-
Common costs and income - MIM Group *	(21.3)	-	(21.3)	-	-	-
	404.0	-	404.0	-	-	-

* Represents corporate items such as head office and other costs not directly attributable to the business units

3. Segmental Analysis (continued)

For the year ended 31 December

US$m	Continuing operations	Discontinued operations	2003	Continuing operations	Discontinued operations	2002
EBITDA by geographical region						
Pre-exceptionals:						
Africa	151.7	-	151.7	188.5	-	188.5
Americas	183.4	(1.3)	182.1	0.4	(4.9)	(4.5)
Australia	320.8	-	320.8	163.4	-	163.4
Europe	84.6	-	84.6	88.4	-	88.4
Common costs and income	(40.5)	-	(40.5)	(22.1)	-	(22.1)
EBITDA (pre-exceptionals)	700.0	(1.3)	698.7	418.6	(4.9)	413.7
Exceptionals:						
Profit/(loss) on disposal of operations:						
Americas	-	(1.6)	(1.6)	-	-	-
Australia	136.6	-	136.6	-	-	-
Restructuring:						
Australia	(13.3)	-	(13.3)	-	-	-
Europe	(8.5)	-	(8.5)	-	-	-
EBITDA	814.8	(2.9)	811.9	418.6	(4.9)	413.7
EBITDA of the following acquisitions is included in the above:						
Americas - MIM Group	182.9	-	182.9	-	-	-
Australia - MIM Group	243.3	-	243.3	-	-	-
Europe - MIM Group	(0.9)	-	(0.9)	-	-	-
Common costs and income - MIM Group	(21.3)	-	(21.3)	-	-	-
	404.0	-	404.0	-	-	-

3. Segmental Analysis (continued)

For the year ended 31 December

US$m	Continuing operations	Discontinued operations	2003	Continuing operations	Discontinued operations	2002
Earnings before interest and taxation (EBIT) by business segment						
Pre-exceptionals:						
Coal - Thermal	125.1	-	125.1	181.4	-	181.4
Coal - Coking	11.3	-	11.3	-	-	-
Coal	136.4	-	136.4	181.4	-	181.4
Chrome	61.6	-	61.6	55.8	-	55.8
Vanadium	(7.5)	-	(7.5)	7.1	-	7.1
Copper	138.4	-	138.4	-	-	-
Zinc Lead	29.6	-	29.6	54.3	-	54.3
Forestry	(0.9)	-	(0.9)	(0.5)	-	(0.5)
Magnesium	-	(1.3)	(1.3)	-	(8.0)	(8.0)
Technology	4.0	-	4.0	-	-	-
Common costs and income	(41.5)	-	(41.5)	(24.0)	-	(24.0)
EBIT (pre-exceptionals)	320.1	(1.3)	318.8	274.1	(8.0)	266.1
Exceptionals:						
Impairment of assets:						
Vanadium	-	-	-	(28.6)	-	(28.6)
Magnesium	-	-	-	-	(22.2)	(22.2)
Profit/(loss) on disposal of operations:						
Coal	136.6	-	136.6	-	-	-
Magnesium	-	(1.6)	(1.6)	-	-	-
Restructuring:						
Zinc Lead	(8.5)	-	(8.5)	-	-	-
Common costs and income	(13.3)	-	(13.3)	-	-	-
EBIT	434.9	(2.9)	432.0	245.5	(30.2)	215.3
Less:						
Income/(loss) from associates:						
Coal - Thermal	(3.0)	-	(3.0)	0.7	-	0.7
Profit/(loss) on sale of fixed assets:						-
Coal - Thermal	8.8	-	8.8	3.0	-	3.0
Chrome	(0.2)	-	(0.2)	0.1	-	0.1
Copper	0.7	-	0.7	-	-	-
Profit on sale of interest in JANEs						
Coal	136.6	-	136.6	-	-	-
Profit/(loss) on disposal of operations:						
Magnesium	-	(1.6)	(1.6)	-	-	-
Operating Profit	292.0	(1.3)	290.7	241.7	(30.2)	211.5
EBIT of the following acquisitions is included in the above:						
Coal - MIM Group	141.6	-	141.6	-	-	-
Copper - MIM Group	138.4	-	138.4	-	-	-
Zinc Lead - MIM Group	(15.2)	-	(15.2)	-	-	-
Technology - MIM Group	4.0	-	4.0	-	-	-
Common costs and income - MIM Group	(21.3)	-	(21.3)	-	-	-
	247.5	-	247.5	-	-	-

3. Segmental Analysis (continued)

For the year ended 31 December

US$m	Continuing operations	Discontinued operations	2003	Continuing operations	Discontinued operations	2002
EBIT by geographical location						
Pre-exceptionals:						
Africa	82.0	-	82.0	156.5	-	156.5
Americas	102.4	(1.3)	101.1	(0.5)	(8.0)	(8.5)
Australia	136.1	-	136.1	87.8	-	87.8
Europe	41.1	-	41.1	54.3	-	54.3
Common costs and income	(41.5)	-	(41.5)	(24.0)	-	(24.0)
EBIT (pre-exceptionals)	320.1	(1.3)	318.8	274.1	(8.0)	266.1
Exceptionals:						
Impairment of assets:						
Americas	-	-	-	-	(22.2)	(22.2)
Australia	-	-	-	(28.6)	-	(28.6)
Profit/(loss) on disposal of operations:						
Americas	-	(1.6)	(1.6)	-	-	-
Australia	136.6	-	136.6	-	-	-
Restructuring:						
Australia	(13.3)	-	(13.3)	-	-	-
Europe	(8.5)	-	(8.5)	-	-	-
EBIT	434.9	(2.9)	432.0	245.5	(30.2)	215.3
Less:						
Income/(loss) from associates:						
Australia	(3.0)	-	(3.0)	0.7	-	0.7
Profit/(loss) on sale of fixed assets:						
Africa	3.6	-	3.6	3.0	-	3.0
Australia	5.7	-	5.7	0.1	-	0.1
Profit on sale of interest in JANEs						
Australia	136.6	-	136.6	-	-	-
Profit/(loss) on disposal of operations:						
Americas	-	(1.6)	(1.6)	-	-	-
Operating Profit	292.0	(1.3)	290.7	241.7	(30.2)	211.5

EBIT of the following acquisitions is included in the above:						
Americas - MIM Group	103.3	-	103.3	-	-	-
Australia - MIM Group	169.2	-	169.2	-	-	-
Europe - MIM Group	(3.7)	-	(3.7)	-	-	-
Common costs and income - MIM Group	(21.3)	-	(21.3)	-	-	-
	247.5	-	247.5	-	-	-

3. Segmental Analysis (continued)

For the year ended 31 December

US$m	Continuing operations	Discontinued operations	2003	Continuing operations	Discontinued operations	2002
Tangible assets by business segment						
Coal	3,977.3	-	3,977.3	2,392.2	-	2,392.2
Chrome	355.0	-	355.0	281.4	-	281.4
Vanadium	108.6	-	108.6	83.8	-	83.8
Copper	1,985.2	-	1,985.2	-	-	-
Zinc Lead	1,138.8	-	1,138.8	546.3	-	546.3
Forestry	36.2	-	36.2	31.8	-	31.8
Technology	7.6	-	7.6	-	-	-
Unallocated *	6.1	-	6.1	2.3	-	2.3
Total	7,614.8	-	7,614.8	3,337.8	-	3,337.8
Tangible assets by geographical location						
Africa	1,211.0	-	1,211.0	947.5	-	947.5
Americas	996.4	-	996.4	31.8	-	31.8
Australia	4,680.2	-	4,680.2	1,809.9	-	1,809.9
Europe	721.1	-	721.1	546.3	-	546.3
Unallocated *	6.1	-	6.1	2.3	-	2.3
Total	7,614.8	-	7,614.8	3,337.8	-	3,337.8
Net current assets by business segment						
Coal	251.0	-	251.0	148.1	-	148.1
Chrome	146.2	-	146.2	119.3	-	119.3
Vanadium	43.2	-	43.2	46.8	-	46.8
Copper	434.7	-	434.7	-	-	-
Zinc Lead	151.7	4.5	156.2	64.0	-	64.0
Forestry	1.5	-	1.5	1.3	-	1.3
Magnesium	-	-	-	-	2.2	2.2
Technology	2.0	-	2.0	-	-	-
Unallocated *	(95.8)	-	(95.8)	(162.5)	-	(162.5)
Total	934.5	4.5	939.0	217.0	2.2	219.2
Net current assets by geographical location						
Africa	223.6	-	223.6	190.7	-	190.7
Americas	250.4	-	250.4	1.3	2.2	3.5
Australia	450.4	-	450.4	123.5	-	123.5
Europe	105.9	4.5	110.4	64.0	-	64.0
Unallocated *	(95.8)	-	(95.8)	(162.5)	-	(162.5)
Total	934.5	4.5	939.0	217.0	2.2	219.2

* Represents corporate assets and liabilities such as head office and other assets and liabilities not directly attributable to the business units

3. Segmental Analysis (continued)

For the year ended 31 December

US$m	Continuing operations	Discontinued operations	2003	Continuing operations	Discontinued operations	2002
Attributable net assets by business segment						
Coal	4,977.5	-	4,977.5	3,096.5	-	3,096.5
Chrome	313.6	-	313.6	245.3	-	245.3
Vanadium	140.4	-	140.4	122.6	-	122.6
Copper	1,619.8	-	1,619.8	-	-	-
Zinc Lead	1,307.5	(23.8)	1,283.7	612.6	-	612.6
Forestry	25.5	-	25.5	21.0	-	21.0
Magnesium	-	-	-	-	2.2	2.2
Technology	55.8	-	55.8	-	-	-
Unallocated	(1,890.6)	-	(1,890.6)	(534.1)	-	(534.1)
Total	6,549.5	(23.8)	6,525.7	3,563.9	2.2	3,566.1
Attributable net assets by geographical location						
Africa	2,282.8	-	2,282.8	1,777.5	-	1,777.5
Americas	596.5	-	596.5	21.0	2.2	23.2
Australia	4,655.4	-	4,655.4	1,686.9	-	1,686.9
Europe	905.4	23.8)	881.6	612.6	-	612.6
Unallocated	(1,890.6)	-	(1,890.6)	(534.1)	-	(534.1)
Total	6,549.5	(23.8)	6,525.7	3,563.9	2.2	3,566.1
Capital expenditure by business segment						
Sustaining:						
Coal	110.9	-	110.9	79.6	-	79.6
Chrome	2.3	-	2.3	0.8	-	0.8
Vanadium	0.7	-	0.7	0.3	-	0.3
Copper	27.2	-	27.2	-	-	-
Zinc Lead	31.6	-	31.6	14.2	-	14.2
Forestry	1.4	-	1.4	-	-	-
Magnesium	-	-	-	-	0.6	0.6
Unallocated	4.7	-	4.7	2.1	-	2.1
Total Sustaining	178.8	-	178.8	97.0	0.6	97.6
Expansionary:						
Coal	77.8	-	77.8	31.5	-	31.5
Chrome	27.2	-	27.2	6.5	-	6.5
Vanadium	4.7	-	4.7	0.8	-	0.8
Copper	12.5	-	12.5	-	-	-
Zinc Lead	15.4	-	15.4	16.0	-	16.0
Forestry	-	-	-	1.7	-	1.7
Total Expansionary	137.6	-	137.6	56.5	-	56.5
Total:						
Coal	188.7	-	188.7	111.1	-	111.1
Chrome	29.5	-	29.5	7.3	-	7.3
Vanadium	5.4	-	5.4	1.1	-	1.1
Copper	39.7	-	39.7	-	-	-
Zinc Lead	47.0	-	47.0	30.2	-	30.2
Forestry	1.4	-	1.4	1.7	-	1.7
Magnesium	-	-	-	-	0.6	0.6
Unallocated	4.7	-	4.7	2.1	-	2.1
Total	316.4	-	316.4	153.5	0.6	154.1

3. Segmental Analysis (continued)

For the year ended 31 December

US$m	Continuing operations	Discontinued operations	2003	Continuing operations	Discontinued operations	2002
Capital expenditure by geographical location						
Sustaining:						
Africa	33.4	-	33.4	39.7	-	39.7
Americas	8.1	-	8.1	-	0.6	0.6
Australia	112.4	-	112.4	41.0	-	41.0
Europe	20.1	-	20.1	14.2	-	14.2
Unallocated	4.8	-	4.8	2.1	-	2.1
Total Sustaining	178.8	-	178.8	97.0	0.6	97.6
Expansionary:						
Africa	61.6	-	61.6	13.4	-	13.4
Americas	2.8	-	2.8	1.7	-	1.7
Australia	59.4	-	59.4	25.4	-	25.4
Europe	13.8	-	13.8	16.0	-	16.0
Unallocated	-	-	-	-	-	-
Total Expansionary	137.6	-	137.6	56.5	-	56.5
Total:						
Africa	95.0	-	95.0	53.1	-	53.1
Americas	10.9	-	10.9	1.7	0.6	2.3
Australia	171.8	-	171.8	66.4	-	66.4
Europe	33.9	-	33.9	30.2	-	30.2
Unallocated	4.8	-	4.8	2.1	-	2.1
Total	316.4	-	316.4	153.5	0.6	154.1

3. Segmental Analysis (continued)

For the year ended 31 December

US$m	Continuing operations	Discontinued operations	2003	Continuing operations	Discontinued operations	2002
Capital expenditure by business segment						
Sustaining:						
Coal	110.9	-	110.9	79.6	-	79.6
Chrome	2.3	-	2.3	0.8	-	0.8
Vanadium	0.7	-	0.7	0.3	-	0.3
Copper	27.2	-	27.2	-	-	-
Zinc Lead	31.6	-	31.6	14.2	-	14.2
Forestry	1.4	-	1.4	-	-	-
Magnesium	-	-	-	-	0.6	0.6
Unallocated	4.7	-	4.7	2.1	-	2.1
Total Sustaining	178.8	-	178.8	97.0	0.6	97.6
Expansionary:						
Coal	77.8	-	77.8	31.5	-	31.5
Chrome	27.2	-	27.2	6.5	-	6.5
Vanadium	4.7	-	4.7	0.8	-	0.8
Copper	12.5	-	12.5	-	-	-
Zinc Lead	15.4	-	15.4	16.0	-	16.0
Forestry	-	-	-	1.7	-	1.7
Total Expansionary	137.6	-	137.6	56.5	-	56.5
Total:						
Coal	188.7	-	188.7	111.1	-	111.1
Chrome	29.5	-	29.5	7.3	-	7.3
Vanadium	5.4	-	5.4	1.1	-	1.1
Copper	39.7	-	39.7	-	-	-
Zinc Lead	47.0	-	47.0	30.2	-	30.2
Forestry	1.4	-	1.4	1.7	-	1.7
Magnesium	-	-	-	-	0.6	0.6
Unallocated	4.7	-	4.7	2.1	-	2.1
Total	316.4	-	316.4	153.5	0.6	154.1

3. Segmental Analysis (continued)

For the year ended 31 December

US$m	Continuing operations	Discontinued operations	2003	Continuing operations	Discontinued operations	2002
Capital expenditure by geographical location						
Sustaining:						
Africa	33.4	-	33.4	39.7	-	39.7
Americas	8.1	-	8.1	-	0.6	0.6
Australia	112.4	-	112.4	41.0	-	41.0
Europe	20.1	-	20.1	14.2	-	14.2
Unallocated	4.8	-	4.8	2.1	-	2.1
Total Sustaining	178.8	-	178.8	97.0	0.6	97.6
Expansionary:						
Africa	61.6	-	61.6	13.4	-	13.4
Americas	2.8	-	2.8	1.7	-	1.7
Australia	59.4	-	59.4	25.4	-	25.4
Europe	13.8	-	13.8	16.0	-	16.0
Unallocated	-	-	-	-	-	-
Total Expansionary	137.6	-	137.6	56.5	-	56.5
Total:						
Africa	95.0	-	95.0	53.1	-	53.1
Americas	10.9	-	10.9	1.7	0.6	2.3
Australia	171.8	-	171.8	66.4	-	66.4
Europe	33.9	-	33.9	30.2	-	30.2
Unallocated	4.8	-	4.8	2.1	-	2.1
Total	316.4	-	316.4	153.5	0.6	154.1

4. Exceptional Items

US$m	2003	2002
Operating:		
Impairment of assets		
Vanadium - Australia (a)	-	(28.6)
Magnesium (b)	-	(22.2)
	-	(50.8)
Restructuring (c)		
Zinc Lead – Europe	(8.5)	-
Corporate and unallocated	(13.3)	-
	(21.8)	-
Total	(21.8)	(50.8)
Non-operating:		
Profit on sale of interest in JANEs		
Coal - Australia (d)	136.6	-
	136.6	-
Loss on disposal of operations		
Magnesium (b)	(1.6)	-
	(1.6)	-
Total	135.0	-
Total exceptional items before taxation	113.2	(50.8)
Tax attributable to exceptional items (e)	1.8	-
Exceptional items after taxation	115.0	(50.8)

(a) Due to depressed market conditions, operational difficulties and forecasted future operating losses, a provision of US$28.6 million was recorded to reflect impairment in the carrying value of the Windimurra vanadium plant in Australia, reducing its carrying value to US$nil at 31 December 2002.

(b) Due to current market conditions and forecast future operating losses, a provision of US$22.2 million was recorded to reduce the carrying value of the Magnesium recycling plant, technology rights and a long term receivable in the United States of America to US$nil at 31 December 2002. On 1 April 2003 Magnesium Corporation was disposed for a consideration of US$1.2 million. A loss of US$1.6 million arose on disposal.

(c) Expenditure incurred in relation to the integration of the former MIM Group following its acquisition including closure and redundancy costs.

(d) The gain on the sale of a 20% interest in the Newlands, Collinsville, Abbot Point Joint Venture, a 20% interest in the Oaky Creek Coal Joint Venture and a 25% interest in four Xstrata Coal Queensland projects in equal portions to current Joint Venture partners Itochu Corporation and Sumitomo Corporation, for a net consideration of US$388.4 million. The receipt of US$42.0 million was deferred pending the approval to develop the Rolleston Project, which was announced on 24 February 2004 (also refer note 23).

(e) Includes a tax credit attributable to operating exceptionals of US$2.5 million.

5. Net Operating Costs

US$m	Continuing operations	Discontinued operations	2003	Continuing operations	Discontinued operations	2002
Ongoing:						
Cost of sales - pre-exceptional costs	1,858.7	3.4	1,862.1	1,228.7	8.9	1,237.6
Exceptional costs - impairment of assets (refer to note 4)	-	-	-	28.6	22.2	50.8
Cost of sales	1,858.7	3.4	1,862.1	1,257.3	31.1	1,288.4
Distribution costs	386.6	-	386.6	238.5	-	238.5
Administrative expenses	95.9	0.6	96.5	53.5	2.3	55.8
Other operating expenses	6.0	-	6.0	15.1	-	15.1
	2,347.2	4.0	2,351.2	1,564.4	33.4	1,597.8
Acquisitions:						
Cost of sales - pre-exceptional costs	640.9	-	640.9	-	-	-
Exceptional costs - restructuring (refer to note 4)	21.8	-	21.8	-	-	-
Cost of sales	662.7	-	662.7	-	-	-
Distribution costs	148.3	-	148.3	-	-	-
Administrative expenses	26.3	-	26.3	-	-	-
Other operating expenses	2.4	-	2.4	-	-	-
	839.7	-	839.7	-	-	-
Net Operating Costs	3,186.9	4.0	3,190.9	1,564.4	33.4	1,597.8

6. Operating Profit

This is stated after charging/(crediting):

US$m	2003	2002
Auditors remuneration:		
- Group auditors - UK	0.7	0.2
- Group auditors - overseas	2.6	1.0
- Other auditors	0.4	0.1
	3.7	1.3
Amounts paid to auditors for non-audit work:		
Group auditors		
- Further assurance services (a)	10.6	13.9
- Taxation (b)	1.5	0.9
- Other	0.3	0.1
Other audit firms		
- Internal audit	0.8	0.3
- Other (c)	1.7	0.8
	14.9	16.0
Depreciation of owned assets	358.5	134.7
Depreciation of assets held under finance leases and hire purchase contracts	7.6	4.9
Impairment of assets	-	50.8
	366.1	190.4
Amortisation of goodwill	10.0	6.4
Amortisation of other intangibles	3.8	1.6
	13.8	8.0
Operating lease rentals - property	6.6	0.7
Operating lease rentals - plant and equipment	15.4	2.4
	22.0	3.1
Government grants received	-	(2.6)
Research and development written-off	-	0.1
Royalties	64.2	34.2

(a) Includes due diligence, services related to the initial public offering and other securities offerings.

(b) Includes corporate tax compliance and advisory services.

(c) Includes acquisitions.

The Group audit fees include US$42,000 (2002 US$46,000) in respect of the parent company.

7. Staff Costs

US$m	2003	2002
Wages and salaries	413.9	207.6
Pension and other post-retirement benefit costs (refer to note 26)	28.5	16.0
Social security and other benefits	35.1	17.1
	477.5	240.7

The average monthly number of employees, which includes Executive Directors and excludes employees of associates, during the year was as follows:		
Coal	6,838	6,611
Chrome	4,224	3,625
Vanadium	677	723
Copper	1,477	-
Zinc Lead	2,051	1,219
Forestry	16	14
Technology	12	-
Magnesium	-	36
Corporate/unallocated	29	27
	15,324	12,255
By geographic location:		
Africa	9,379	9,303
Americas	523	51
Australia	3,857	1,656
Europe	1,565	1,245
	15,324	12,255

If the employees of the MIM Group had been included for the full year, the total average number of employees for the year would have been 17,771.

8. Interest Payable and Similar Charges

US$m	2003	2002
Amortisation of financing costs	10.5	7.4
Bank loans and overdrafts	47.3	32.1
Discounting on provisions (refer to note 19)	8.4	2.6
Guaranteed convertible bonds, capital market notes and forward silver sales	15.2	-
Finance charges payable under finance leases and hire purchase contracts	2.6	0.9
Equity minority interest loans	3.4	0.9
Interest payable - other	2.0	0.6
	89.4	44.5

9. Tax on Profit on Ordinary Activities

US$m	2003	2002
The taxation (charge)/credit is made up as follows:		
UK taxation		
- Current	(0.6)	(0.1)
Other overseas taxation		
- Current	(20.1)	(30.8)
- Prior year adjustments	0.3	3.4
Total current taxation charge for the year	(20.4)	(27.5)
Deferred taxation:		
Origination and reversal of timing differences	(26.1)	(2.3)
Total taxation charge	(46.5)	(29.8)

The statutory tax provision at the weighted average rate is generally calculated on the basis of pre-tax earnings or losses, in each country and the applicable statutory tax rates. The difference between the effective provision for income tax and the statutory tax provision at the weighted average tax rate is reconciled as follows:

US$m	2003	2002
Profit on ordinary activities before tax	354.3	177.9
Statutory provision for tax at weighted average rate 9.6% (2002 22.1%)	(34.0)	(39.4)
Permanent differences		
- Amortisation of goodwill	(1.3)	(1.1)
- Non-deductible depreciation	(47.7)	(19.0)
- Non-taxable income	4.7	2.3
- Other	7.8	(1.1)
	(36.5)	(18.9)
Timing differences		
- Capital allowances more than depreciation	(1.3)	6.8
- Employee entitlements	1.6	(0.1)
- Restoration and rehabilitation	5.3	(0.8)
- Other provisions	8.1	3.1
- Tax losses	4.4	19.9
- Other	7.3	(1.5)
	25.4	27.4
Unrecognised tax losses	24.4	-
Current tax charge - current year	(20.7)	(30.9)
Adjustments to tax charge in respect to previous periods	0.3	3.4
Total current tax charge for the year	(20.4)	(27.5)
Deferred tax movements taken to the profit and loss account	(26.1)	(2.3)
Tax on profit on ordinary activities	(46.5)	(29.8)

The deferred tax charge for 2002 has been reduced by US$27.3 million as a consequence of recognition of the benefit of an uplift in the basis of certain Australian coal assets upon entry into the new Australian fiscal consolidation regime.

Deferred tax assets and liabilities recognised are as follows:

US$m	2003	2002
Accelerated capital allowances	(238.6)	(129.1)
Provisions	142.4	60.9
Tax losses	135.9	24.0
Other timing differences	(50.1)	(11.9)
Net provision for deferred tax liability	(10.4)	(56.1)
At 1 January	(56.1)	(23.6)
Acquisition of subsidiaries	75.9	(5.2)
Deferred tax charge in profit and loss account	(26.1)	(2.3)
Translation adjustments	(4.1)	(25.0)
At 31 December	(10.4)	(56.1)
Debtors: amounts falling due after more than one year (refer to note 16)	106.7	31.6
Provision for liabilities and charges (refer to note 19)	(117.1)	(87.7)
	(10.4)	(56.1)

Deferred taxation not recognised in respect of tax losses and other timing differences amounts to US$103.3 million for 2003 (2002 US$40.4 million). These assets will be recognised should it become more likely than not that taxable profits or timing differences against which they may be deducted will arise.

10. Earnings per Ordinary Share

US$	2003	2002
Basic earnings per share:		
Pre-exceptionals	0.37	0.58
Exceptional items	0.26	(0.15)
	0.63	0.43
Diluted earnings per share:		
Pre-exceptionals	0.33	0.58
Exceptional items	0.23	(0.15)
	0.56	0.43

US$m	2003	2002
Attributable profit:		
Pre-exceptionals	162.0	193.1
Exceptional items (refer to note 4)	115.0	(50.8)
	277.0	142.3
Attributable profit used for diluted earnings per share:		
Pre-exceptionals	165.6	193.1
Exceptional items (refer to note 4)	115.0	(50.8)
	280.6	142.3

Thousands	2003	2002
Weighted average number of shares:		
Basic:		
- Shares on issue	440,337	330,902
Dilutive potential ordinary shares:		
- Guaranteed convertible bonds	61,181	-
- Employee share options	658	69
	502,176	330,971

Basic earnings per ordinary share excludes shares held in an Employee Share Ownership Trust to be used when Director and employee share options are exercised (refer to note 29). Diluted earnings per share is based on basic earnings per share adjusted for the potential dilution if Director and employee share options are exercised and the conversion into ordinary share capital of the guaranteed convertible bonds with an adjustment to the attributable profit for a reduced interest charge of US$3.6 million (2002 US$nil) as a result of the conversion. Basic and diluted earnings per share have also been shown on a pre-exceptionals basis to better reflect the underlying performance of the Group.

On 7 April 2003, the Company announced a Rights Issue to raise US$1.4 billion. The Rights Issue was structured as an issue of 3 convertible unsecured loan stock units at GBP2.45 per stock unit for every 2 existing ordinary shares held. Each convertible unsecured loan stock unit converted into 1 new ordinary share following the Scheme of Arrangement becoming effective on 16 June 2003. The closing middle market price on the London Stock Exchange's main market for listed securities was GBP5.58 per ordinary share on 9 May 2003, being the last business day prior to the trading of the rights. The theoretical ex-rights price for an ordinary share was GBP3.70 and the 2002 comparative earnings per share have been restated after applying a factor of 0.66344 in order to adjust for the bonus element of the Rights Issue.

11. Dividends

US$m	2003	2002
Interim paid - 6.7 cents per ordinary share (2002 nil cents)	42.1	-
Further dividend - 13.3 cents per ordinary share (2002 13.3 cents)	83.6	50.3
	125.7	50.3

Dividends declared in respect of the year ended 31 December 2003 will be paid on 21 May 2004.

As stated in note 14, the shares held in the Employee Share Ownership Trust have waived the right to receive dividends.

The 2002 dividend per share has been adjusted by the Rights Issue bonus adjustment factor of 0.66344 as outlined in note 10.

12. Intangible Assets

US$m	Coal export rights	Goodwill	Technology patents	Other	Total
Cost:					
At 1 January 2003	863.9	178.5	-	13.2	1,055.6
Acquisition of subsidiaries	-	5.0	55.4	-	60.4
Disposals	-	-	-	(1.9)	(1.9)
Translation adjustments	208.6	37.9	6.4	0.6	253.5
At 31 December 2003	1,072.5	221.4	61.8	11.9	1,367.6
Accumulated amortisation:					
At 1 January 2003	-	12.3	-	6.0	18.3
Amortisation	-	10.0	1.4	2.4	13.8
Disposals	-	-	-	(1.9)	(1.9)
Translation adjustments	-	3.7	0.1	0.1	3.9
At 31 December 2003	-	26.0	1.5	6.6	34.1
Net book value 31 December 2003	1,072.5	195.4	60.3	5.3	1,333.5
Net book value 31 December 2002	863.9	166.2	-	7.2	1,037.3

The Group has a 20.91% interest in the service organisation, Richards Bay Coal Terminal Company Limited, through which the shareholders gain access to export markets enabling them to realise higher sales prices than in the domestic market. The Directors regard the right to export coal afforded by the interest in the terminal to have an indefinite life, as the operations utilising the terminal have appropriate reserves (including undeveloped reserves) to allow the use of the terminal for an indefinite period. The land on which the terminal operates is leased on a long term basis from the state owned ports authority. There has been a history of lease renewal and extension by Richards Bay Coal Terminal Company Limited and it is the intention to continually renew the long term lease. Accordingly, these coal export rights are not amortised but subject to an annual asset impairment review.

Goodwill is amortised over the useful economic life of the relevant assets up to a maximum period of 20 years.

The Group has the right to market to third parties various leading technologies for the mining, mineral processing and metals extraction industries. The technology patents are amortised over a period of 20 years.

13. Tangible Assets

US$m	Land and buildings	Mining properties and leases	Plant and equipment	Capital works in progress	Total
Cost:					
At 1 January 2003	336.6	1,754.3	1,568.0	68.4	3,727.3
Acquisition of subsidiaries	120.7	972.2	2,287.2	38.4	3,418.5
Additions	14.2	55.1	210.3	36.8	316.4
Disposals	(2.2)	(104.4)	(187.9)	(0.1)	(294.6)
Reclassifications	(1.0)	12.3	2.6	(13.9)	-
Translation adjustments	91.1	613.8	572.5	30.1	1,307.5
At 31 December 2003	559.4	3,303.3	4,452.7	159.7	8,475.1
Accumulated depreciation:					
At 1 January 2003	38.9	110.4	240.0	0.2	389.5
Depreciation	22.3	96.6	247.2	-	366.1
Disposals	(2.3)	-	(21.2)	-	(23.5)
Reclassifications	-	(35.5)	35.5	-	-
Translation adjustments	11.5	30.9	85.8	-	128.2
At 31 December 2003	70.4	202.4	587.3	0.2	860.3
Net book value at 31 December 2003	489.0	3,100.9	3,865.4	159.5	7,614.8
Net book value at 31 December 2002	297.7	1,643.9	1,328.0	68.2	3,337.8

Land and buildings include non-depreciating freehold land amounting to US$131.3 million (2002 US$96.9 million) and plantations US$21.4 million (2002 US$19.5 million). No long term leasehold land or investment properties are held.

Plant and equipment include capitalized interest amounting to US$41.2 million (2002 US$4.9 million). US$0.2 million (2002 US$0.5 million) was capitalized during 2003 at an average rate of 3.1% (2002 3.7%).

Included in the amounts for plant and equipment above are the following amounts relating to leased assets and assets acquired under hire purchase contracts:

	US$m
Cost:	
At 1 January 2003	44.4
Additions	6.1
Acquisition of subsidiaries	36.8
Disposals	(2.3)
Translation adjustments	19.8
At 31 December 2003	104.8
Accumulated depreciation:	
At 1 January 2003	5.0
Depreciation	7.6
Disposals	(0.8)
Translation adjustments	2.5
At 31 December 2003	14.3
Net book value at 31 December 2003	90.5
Net book value at 31 December 2002	39.4

14. Investments

US$m	Share of net assets in associates	Rehabilitation trust fund	Own shares	Other fixed asset investments	Total
Cost:					
At 1 January 2003	0.7	24.6	23.4	33.2	81.9
Acquisition of subsidiaries	-	-	-	1.3	1.3
Additions	2.5	2.8	17.4	4.4	27.1
Repayments	-	(7.4)	-	-	(7.4)
Group share of profits	(3.0)	3.4	-	-	0.4
Translation adjustments	(0.2)	6.7	-	12.0	18.5
At 31 December 2003	-	30.1	40.8	50.9	121.8
Amounts provided:					
At 1 January 2003	-	-	-	-	-
At 31 December 2003	-	-	-	-	-
Net book value at 31 December 2003	-	30.1	40.8	50.9	121.8
Net book value at 31 December 2002	0.7	24.6	23.4	33.2	81.9

US$m	2003	2002
Share of net assets of associates at 31 December		
Fixed assets	4.7	5.9
Current assets	1.6	2.4
Liabilities due within one year	(1.4)	(1.1)
Liabilities due after more than one year	(4.9)	(6.5)
	-	0.7
Share of turnover of associates for the year ended 31 December		
Turnover	5.2	13.0

Own shares comprise shares of Xstrata plc held in the Employee Share Ownership Trust. The trust may be used to co-ordinate the funding and manage the delivery of ordinary shares for options and Long Term Incentive Plan (LTIP) awards granted under the LTIP and Xstrata AG incentive plan (refer to note 29 for further details). The trustee is not permitted to hold more than 5% of the issued share capital of the Company at any one time. At 31 December 2003, 4,130,500 (2002: 1,250,120) shares, equivalent to 0.7% (2002: 0.5%) of the total issued share capital, were held by the trust with a market value of US$46.5 million (2002 US$13.1 million). The trust has waived the right to receive dividends from the shares that it holds. Costs relating to the administration of the trust are expensed in the period in which they are incurred.

The rehabilitation trust fund in South Africa receives cash contributions to accumulate funds for the Groups' rehabilitation liability relating to the eventual closure of the Groups' coal operations. Amounts are paid out from the trust fund following completion and approval of the rehabilitation work by the South African Department of Minerals and Energy. The contributions to the trust fund are placed with investment bankers who are responsible for making investments in equity and money market instruments. The trust funds are to be used according to the terms of the trust deed and are not available for the general purpose of the Group.

15. Stocks

US$m	Saleable within one year	Saleable in more than one year	2003	Saleable within one year	Saleable in more than one year	2002
Raw materials and consumables	221.7	-	221.7	104.7	-	104.7
Work in progress	156.5	120.5	277.0	17.9	-	17.9
Finished goods	295.4	8.7	304.1	183.0	-	183.0
	673.6	129.2	802.8	305.6	-	305.6

Saleable in more than one year comprises long term ore stockpiles and livestock.

16. Debtors

US$m	Falling due within one year	Falling due more than one year	2003	Falling due within one year	Falling due more than one year	2002
Trade debtors	495.6	-	495.6	249.3	-	249.3
Advances and deposits	120.1	-	120.1	0.6	-	0.6
Amounts owed by associates	-	5.9	5.9	-	6.5	6.5
Deferred taxation	-	106.7	106.7	-	31.6	31.6
Loans	0.7	11.6	12.3	-	5.0	5.0
Prepayments and accrued income	36.5	-	36.5	11.8	-	11.8
Recoverable sales tax and prepaid income tax	11.2	-	11.2	6.7	-	6.7
Other debtors	38.0	126.1	164.1	26.7	33.1	59.8
	702.1	250.3	952.4	295.1	76.2	371.3

Factored receivables not recognised in trade debtors at 31 December 2003 amount to US$62.2 million (2002 US$8.0 million).

17. Investments: Assets acquired held for resale

US$m	Within one year	More than one year	2003	Within one year	More than one year	2002
Gold - Australia	31.1	-	31.1	-	-	-
	31.1	-	31.1	-	-	-

The Group assumed 100% ownership of Carpentaria Gold Pty Ltd ("Ravenswood") with the acquisition of the MIM Group (refer to note 2). As Ravenswood is an AUD denominated asset, the significant strengthening of the AUD against the US$ has increased its carrying value since the acquisition date. The company was considered non-core to the Group's business at the date of acquisition. In January 2004, an agreement was signed for the sale of the company as disclosed in note 23. This investment is carried at the net proceeds, after loss on disposal of the Gold hedge book and selling costs, expected to be received on disposal. Ravenswood has net loans owing to the Group with a book value of US$53.7 million at 31 December 2003. During the year ended 30 June 2002, Ravenswood earned an attributable loss of US$2.3 million and had share capital of US$14.1 million and reserves of US$(1.0) million.

18. Creditors

US$m	Falling due within 1 year	Falling due between 1-2 years	Falling due between 2-5 years	Falling due more than 5 years	2003
Bank loans (i)	-	217.9	869.8	7.4	1,095.1
Bank loan arrangement fees	-	(9.1)	(29.4)	-	(38.5)
	-	208.8	840.4	7.4	1,056.6
Guaranteed convertible bonds	-	-	-	600.0	600.0
Guaranteed convertible bonds issue costs	-	-	-	(11.3)	(11.3)
	-	-	-	588.7	588.7
Project finance (ii)	89.7	64.4	-	-	154.1
Project finance arrangement fees	-	(1.8)	-	-	(1.8)
	89.7	62.6	-	-	152.3
Bank overdraft	15.8	-	-	-	15.8
Capital market notes	30.6	93.2	187.6	90.9	402.3
Equity minority interest loans	41.5	75.7	20.7	-	137.9
Finance leases and hire purchase contracts (iii)	7.0	6.5	23.1	39.2	75.8
Silver loan	44.8	-	-	-	44.8
Other loans	-	0.8	0.7	0.9	2.4
Total debt	229.4	447.6	1,072.5	727.1	2,476.6
Trade creditors	449.9	-	-	-	449.9
Sundry creditors	93.2	-	-	-	93.2
Corporation tax	23.3	-	-	-	23.3
Dividend (refer to note 11)	83.6	-	-	-	83.6
Employee entitlements	49.0	-	-	-	49.0
Rehabilitation	3.1	-	-	-	3.1
Other creditors and accruals (iv)	170.9	-	-	-	170.9
	1,102.4	447.6	1,072.5	727.1	3,349.6

US$m	Falling due within 1 year	Falling due between 1-2 years	Falling due between 2-5 years	Falling due more than 5 years	2002
Bank loans (i)	0.3	0.3	637.9	9.3	647.8
Bank loan arrangement fees	-	-	(27.0)	-	(27.0)
	0.3	0.3	610.9	9.3	620.8
Bank overdraft	4.2	-	-	-	4.2
Equity minority interest loans	1.8	12.7	3.2	-	17.7
Finance leases and hire purchase contracts (iii)	1.3	1.1	3.1	12.2	17.7
Other loans	-	0.6	0.7	0.9	2.2
Total debt	7.6	14.7	617.9	22.4	662.6
Trade creditors	241.6	-	-	-	241.6
Sundry creditors	17.1	-	-	-	17.1
Corporation tax	26.6	-	-	-	26.6
Dividend (refer to note 11)	50.3	-	-	-	50.3
Employee entitlements	21.8	-	-	-	21.8
Rehabilitation	1.2	-	-	-	1.2
Other creditors and accruals (iv)	180.2	-	-	-	180.2
	546.4	14.7	617.9	22.4	1,201.4

i. At 31 December 2003, US$12.0 million (2002 US$12.0 million) was secured against the forestry land and plantation.

ii. Secured against the interest in, and assets of, the Alumbrera project.

iii. Secured over specific items of plant and equipment.

iv. Includes US$nil (2002 US$97.0 million) for the acquisition of Nordenham zinc smelter.

Amended Syndicated Loan Facility Agreement

The terms of the Amended Syndicated Loan Facility Agreement are similar to the previous Syndicated Loan Facility whereby the banks party thereto will make available to the Group a committed revolving credit facility up to the amount of US$1.4 billion maturing in March 2007 to be reduced by US$200 million on 22 March 2005 and US$200 million on 22 March 2006:

The syndicated loan facility bears interest at a rate based on the London inter-bank offered rate (LIBOR) plus a sliding scale determined by reference to a formula calculated on earnings before interest, taxation, depreciation and amortisation (EBITDA). The Company is liable to pay a commitment fee on the un-drawn, un-cancelled portion at a rate equal to 50% of the applicable margin per annum.

Guaranteed Convertible Bonds

On 15 August 2003, Xstrata Capital Corporation AVV issued US$600 million of Guaranteed Convertible Bonds due 2010 convertible into fully paid Xstrata plc ordinary shares. The Convertible Bonds are guaranteed by the Company and were issued at par and bear a coupon of 3.95% per annum. The conversion price is GBP6.10. If not converted or previously redeemed, the Guaranteed Convertible Bonds will be redeemed at par on 15 August 2010. The net proceeds of US$588.7 million were used to repay part of the Group's Amended Syndicated Loan Facility.

Application was made on 27 August 2003 to The UK Listing Authority and the London Stock Exchange for a block listing of 61,180,977 Ordinary shares of US$0.50 each to be issued upon the conversion of the 3.95% Guaranteed Convertible Bonds, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. On issue the shares will rank pari passu with the existing issued shares of the Company.

Capital Market Notes

As at the acquisition date of the MIM Group, US$367.1 million of guaranteed unsecured private placements in the United States were assumed as follows:

(a) US$40.7 million of 2.75% of series B notes due in yearly instalments, maturing in December 2005;
(b) US$49.5 million of 3.22% of senior notes due in yearly instalments, maturing in December 2006;
(c) US$166.8 million of 5.9% of series A senior unsecured notes, maturing in June 2008;
(d) US$54.9 million of 6.75% series B senior unsecured notes due in yearly instalments from June 2008, maturing in June 2011; and
(e) US$55.2 million of 7% series B senior unsecured notes, maturing in June 2011.

At the acquisition date of the MIM Group, AUD83 million of bonds were assumed, maturing in February 2005. There is a cross currency swap of this amount into US$43.0 million. Interest is based on LIBOR plus 1.9%, payable quarterly.

Project Finance

As at the acquisition date of the MIM Group, US$206.2 million (before US$2.5 million of project loan arrangement fees) of secured bank project finance was assumed in Minera Alumbrera Limited. As at 31 December 2003, the balance outstanding, before project finance loan arrangement fees, was as follows:

(a) US$40.2 million is subject to a fixed interest rate of 7.76% per annum payable bi-annually maturing in November 2005; and
(b) US$113.9 million is subject to a fixed interest rate of 2.7% per annum for 6 months;

Equity Minority Interest Loans

A shareholder loans has been received in Oakbridge Pty Ltd to fund operations. AUD16.4 million (2002 AUD31.6 million) is subject to a floating interest charge based on the Australian bank bill short term rates (BBSY) and is due to be repaid by early 2005.

At the acquisition date of the MIM Group, third party shareholder loans were assumed in Minera Alumbrera Limited and are due to be repaid by the end of 2006. As at 31 December 2003, the balance outstanding was as follows:

(a) US$85.2 million is subject to a 6 month fixed interest rate of 3.23% per annum; and
(b) US$40.3 million is subject to a floating rate.

Silver Loan

At the acquisition date of the MIM Group, US$60.4 million of silver sales received in advance were assumed, repayable quarterly in arrears over 5 years, maturing in December 2004.

Leases and Hire Purchase Contracts

Finance leases and hire purchase contracts

US$m	Falling due within 1 year	Falling due between 1-2 years	Falling due between 2-5 years	Falling due more than 5 years	2003
Amounts due under finance leases and hire purchase contracts	11.0	10.8	34.6	46.6	103.0
Finance charges allocated to future periods	(4.0)	(4.3)	(11.5)	(7.4)	(27.2)
	7.0	6.5	23.1	39.2	75.8

US$m	Falling due within 1 year	Falling due between 1-2 years	Falling due between 2-5 years	Falling due more than 5 years	2002
Amounts due under finance leases and hire purchase contracts	1.7	1.4	5.7	16.9	25.7
Finance charges allocated to future periods	(0.4)	(0.3)	(2.6)	(4.7)	(8.0)
	1.3	1.1	3.1	12.2	17.7

Operating leases

US$m	Expiring within 1 year	Expiring between 1-2 years	Expiring between 2-5 years	Expiring more than 5 years	2003
Annual commitments under non-cancellable operating leases:					
Land and buildings	0.1	-	2.4	1.9	4.4
Other	5.6	10.1	16.7	-	32.4
	5.7	10.1	19.1	1.9	36.8

US$m	Expiring within 1 year	Expiring between 1-2 years	Expiring between 2-5 years	Expiring more than 5 years	2002
Annual commitments under non-cancellable operating leases:					
Land and buildings	-	0.1	0.7	0.4	1.2
Other	2.4	0.3	2.2	-	4.9
	2.4	0.4	2.9	0.4	6.1

Loans falling due in more than 5 years

US$m	Falling due within 1 year	Falling due between 1-2 years	Falling due between 2-5 years	Falling due more than 5 years	2003
Bank loans:					
ZAR unsecured loan (i)	-	0.8	1.3	7.4	9.5
Guaranteed convertible bonds:					
US$ unsecured bonds (ii)	-	-	-	600.0	600.0
Capital market notes:					
US$ unsecured notes (iii)	1.1	1.0	16.5	90.9	109.5
Other loans:					
EUR unsecured loan (iv)	-	0.8	0.7	0.9	2.4

US$m	Falling due within 1 year	Falling due between 1-2 years	Falling due between 2-5 years	Falling due more than 5 years	2002
Bank loans:					
ZAR unsecured loan (i)	0.3	0.3	1.9	5.3	7.8
US$ secured loan (v)	-	-	8.0	4.0	12.0
	0.3	0.3	9.9	9.3	19.8
Other loans:					
EUR unsecured loan (iv)	-	0.6	0.7	0.9	2.2

i. The ZAR loan was used to fund capital expenditure at the Richards Bay Coal Terminal with half-yearly loan repayments commencing in January 2006 until 2015. The average floating rate of interest payable was 13.2% per annum at 31 December 2003 (2002 13.6%).

ii. Guaranteed Convertible Bonds issued in August 2003 and due 2010 convertible into fully paid Xstrata plc ordinary shares. The net proceeds were used to repay part of the Group's Amended Syndicated Loan Facility.

iii. Guaranteed unsecured series B senior private placements in the United States were assumed on the acquisition of the MIM Group with interest payable quarterly and principal repayments commencing annually in June 2008, with maturity in June 2011.

iv. The EUR loans were received from the Ministry of Industry & Energy and Cantabria Government in Spain for San Juan de Nieva zinc smelter expansion projects. EUR0.6 million is subject to a fixed interest rate of 5.0% per annum and the balance of EUR1.3 million is interest free. EUR0.9 million is due in 2014 with the balance due to be repaid by 2006.

v. The US$ loan was used to fund the plantation acquisition in Chile with repayments of US$2.5 million due in 2005, US$2.5 in 2006, US$3.0 million in 2007 and US$4.0 million in 2008. The average floating rate of interest payable was 3.1% per annum at 31 December 2003 (2002 3.7%).

19. Provisions for Liabilities and Charges

US$m	Employee entitlements	Post retirement benefits	Rehabilitation Costs	Deferred taxation	Other	Total
At 1 January 2003	36.0	5.2	112.9	87.7	22.2	264.0
Arising during the year	20.6	2.0	60.8	34.5	28.4	146.3
Acquisition of subsidiaries	51.5	-	176.0	29.9	17.7	275.1
Disposals	-	-	(7.3)	-	-	(7.3)
Discounting	-	-	6.2	-	2.2	8.4
Utilised	(14.1)	(0.3)	(80.3)	(43.8)	(3.9)	(142.4)
Translation adjustments	18.0	1.7	43.3	8.8	5.7	77.5
At 31 December 2003	112.0	8.6	311.6	117.1	72.3	621.6

Employee entitlement provision represents the value of excess leave entitlements allocated over the leave taken by the employees of the Group and defined benefit pension obligations. These amounts are expected to reverse as the employees either take their accrued leave or receive equivalent benefits upon ceasing employment. These costs are expected to be incurred over the next 14 years.

Post retirement benefits are provided for a number of current and former employees. Entitlement to these benefits is dependent upon the employee remaining in service until retirement age and is subject to periodic review. The Group recognises the estimated liability on an accruals basis over the working life of the eligible employees. These costs are expected to be incurred over the next 20 years.

Rehabilitation provision represents the estimated costs required to provide adequate restoration and rehabilitation upon the completion of mining activities. These amounts will reverse when such rehabilitation has been performed. These costs are expected to be incurred over the next 15 years.

Other includes the deferral of payments for acquisition of mineral rights in South Africa. The provision represents the net present value of payments to the vendor over the course of the agreement (expiration in 2014). These costs are expected to be incurred over the next 11 years.

20. Called up Share Capital

US$m	2003	2002
Authorised share capital:		
875,000,000 (2002: 350,000,000) ordinary shares of US$0.50 each	437.5	175.0
50,000 deferred shares of £1 each	0.1	0.1
1 special voting share of US$0.50	-	-
	437.6	175.1
Allotted, called up and fully paid:		
631,502,416 (2002: 252,601,000) ordinary shares of US$0.50 each	315.8	126.3
50,000 deferred shares of £1 each paid to £0.25	-	-
1 special voting share of US$0.50	-	-
	315.8	126.3

Rights Issue

In June 2003, 378,901,416 ordinary shares were issued. The Rights Issue was structured as an issue of 3 convertible unsecured loan stock units at GBP2.45 per stock unit for every 2 existing ordinary shares held. Each convertible unsecured loan stock unit converted into one new ordinary share following the Scheme of Arrangement becoming effective on 17 June 2003. The net proceeds after foreign currency hedging from the Rights Issue was US$1,393.3 million and the number of shares in issue of Xstrata plc following the completion of the Rights Issue and the conversion is 631,502,416.

Deferred shares

The holders of deferred shares do not have the right to receive notice of any general meeting of the Company nor the right to attend, speak or vote at any such general meeting. The deferred shares have no rights to dividends and, on a winding-up or other return of capital, entitle the holder only to the repayment of the amounts paid upon such shares after repayment of the nominal amount paid up on the Ordinary Shares, the nominal amount paid up on the special voting share plus the payment of GBP100,000 per Ordinary Share. The Company may, at its option, redeem all of the deferred shares in issue at any time (but subject to the minimum capital requirement of the Companies Act 1985) at a price not exceeding GBP1.00 for each share redeemed to be paid to the relevant registered holders of the shares.

Special voting share

Certain rights, that are inalienable under Swiss law, have been preserved in the Xstrata plc Articles of Association by creating a special voting share that carries weighted voting rights sufficient to defeat any resolution which could amend or remove these entrenched rights. The holder of the special voting share is the Law Debenture Trust Corporation plc which has entered into a voting agreement with the company, specifying the conditions upon which it is entitled to exercise its right to vote. The special voting share does not carry a right to receive dividends and is entitled to no more than the amount of capital paid up in the event of liquidation.

21. Share Capital and Reserves

US$m	Share capital	Share premium account	Other reserves	Profit and loss account	Total
At 1 January 2003	126.3	1,277.7	1,240.7	921.4	3,566.1
Arising on share issues	189.5	1,259.2	-	-	1,448.7
Share issue costs	-	(55.4)	-	-	(55.4)
Attributable profit for the year	-	-	-	277.0	277.0
Translation adjustments on loans	-	-	-	(26.5)	(26.5)
Subsidiary net asset translation adjustments	-	-	-	1,441.5	1,441.5
Dividends	-	-	-	(125.7)	(125.7)
At 31 December 2003	315.8	2,481.5	1,240.7	2,487.7	6,525.7

22. Notes to the Statement of Cash Flows

US$m	2003	2002
Reconciliation of operating profit to net cash inflow from operating activities:		
Operating profit	290.7	211.5
Depreciation and amortisation	379.9	147.6
Exceptional item - impairment of assets	-	50.8
(Increase)/decrease in debtors	(76.5)	35.5
Increase in stocks	(95.0)	(72.6)
Increase in creditors	69.4	74.2
Increase in provisions	24.9	4.8
	593.4	451.8

US$m	At 1 January 2003	Cash flow	Translation adjustments	Changes in Group operations	Other (i) non-cash movements	At 31 December 2003
Analysis of net debt movements:						
Cash at bank and on hand	88.7	166.4	-	-	-	255.1
Bank overdrafts	(4.2)	(11.6)	-	-	-	(15.8)
Net cash	84.5	154.8	-	-	-	239.3
Short term loans	(2.1)	71.9	-	(276.4)	-	(206.6)
Long term loans	(665.6)	35.5	(26.5)	(973.4)	-	(1,630.0)
Loan arrangement fees	27.0	29.7	2.9	2.5	(10.5)	51.6
Guaranteed convertible bonds	-	(600.0)	-	-	-	(600.0)
Finance leases	(17.7)	2.8	(11.7)	(42.6)	(6.6)	(75.8)
Net debt	(573.9)	(305.3)	(35.3)	(1,289.9)	(17.1)	(2,221.5)

(i) Represents amortisation of loan issue costs over the term of the loan facility and new finance leases entered into.

Restrictions on Group cash movements:

Funds can only be paid from South Africa with the approval of the South African Reserve Bank. Payments for services or goods received is subject to a reasonability test. The South African Reserve bank allows payments of interest on loans at a prescribed rate and the repayment of principal.

US$m	2003	2002
Net debt by currency:		
AUD	(93.6)	2.4
EUR	0.7	3.3
GBP	3.9	1.1
US$	(2,086.7)	(545.9)
ZAR	(46.0)	(35.4)
Other	0.2	0.6
	(2,221.5)	(573.9)

23. Post Balance Sheet Events

The Vantech vanadium production plant was placed on care and maintenance on 1 January 2004. The current ore body at Vantech has reached the end of its natural life, and continued production would depend on the development of the Steelpoortdrift ore body. However, development of the Steelpoortdrift project has been deferred given the strength of the South African Rand.

The approval of the development of the Rolleston coal project will be announced on 24 February 2004 (refer to note 4).

An agreement with SA Chrome & Alloys (Pty) Limited ("SA Chrome") will be announced on 24 February 2004 to establish a shared venture (the "Xstrata - SA Chrome Venture") to which each party will contribute its respective South African chrome and ferrochrome assets. The Company and SA Chrome will participate in the aggregate earnings of the Xstrata - SA Chrome Venture in the proportions of 89.0 and 11.1 in year 1; 86.0 and 14.0 in year 2; and 82.5 and 17.5 in year 3.

An agreement has been signed to sell Carpentaria Gold Pty Ltd to Resolute Mining Limited effective 1 March 2004 for a gross consideration of US$45 million. Refer to note 17 for further details.

24. Capital Commitments

Amounts contracted for but not provided in the financial statements amounted to US$83.9 million (2002 US$23.9 million) for the Group and US$nil (2002 US$nil) for the Company. Finance leases entered into after 31 December 2003 amounted to US$15.4 million (2002 US$nil) for the Group and US$nil (2002 US$nil) for the Company.

25. Contingent Liabilities

In connection with the expansion at the San Juan de Nieva plant, the company has issued bank guarantees for the amount of EUR53.6 million (2002 EUR76.9 million). The bank guarantees have primarily been issued in respect of grants received from regional and federal authorities. The guarantees will be released once the authorities are satisfied that the Group has met all its obligations in connection with the receipt of the grants.

Northfleet has issued bank guarantees to H M Customs and Excise in respect of VAT and duty on imports of lead and other raw materials for GBP4.0 million and to the Environmental Agency in respect to the recycling batteries and disposal of metal residues of GBP0.5 million.

Coal Australia has issued performance guarantees to customers under contracts for supply of coal for AUD24.8 million (2002 AUD12.8 million) and guarantees to the NSW and Queensland Departments for Mineral Resources in respect of various mining leases and the performance thereof AUD123.4 million (2002 AUD88.1 million).

Coal South Africa has issued a guarantee to Eskom for early termination of power usage of ZAR12.6 million (2002 ZAR12.0 million), to Department of Mineral and Energy to obtain certain prospecting permits of ZAR0.9 million (2002 ZAR0.8) and to banks for property transactions of ZAR0.8 million (2002 ZAR3.4 million).

Copper, Zinc Lead and Technology Australia has issued performance guarantees to customers for AUD38.1 million (2002 AUDnil million), guarantees to the NSW and Queensland Departments for Mineral Resources in respect of various mining leases and the performance thereof AUD77.8 million (2002 AUDnil million) and a guarantee on a building lease of AUD1.1 million (2002 AUDnil).

26. Pension and Other Post-retirement Benefits

US$m	2003	2002
Defined benefit pension plans	0.8	-
Defined contribution pension plans	25.7	15.0
Post-retirement medical plans	2.0	1.0
	28.5	16.0

Defined Contribution Pension Plans

The Group operates or participates in a number of defined contribution pension plans and industry-wide schemes covering the majority of its employees. To the extent there is a difference between pension cost and contributions paid, a prepayment or creditor arises. The accumulated difference provided in the balance sheet at 31 December 2003 gives rise to a creditor of US$0.6 million (2002 creditor of US$0.4 million).

The assets are held separately from those of the Group, being generally invested with insurance companies and regulated by local legislation.

In general, these pension plans provide benefits to participants at retirement or other life contingencies. The benefits vary from severance payments to retirement pensions on termination of employment. On retirement or other legitimate life contingency, the employees are eligible to a severance lump sum payment or an annuity equal in value to their share of the fund.

Post-retirement Medical Plans

The Group also operates unfunded post-retirement medical benefits in South Africa. Independent qualified actuaries using the project unit credit method assess the accumulated benefit obligation and annual cost of accrued benefits. The accumulated benefit obligation calculated as at 31 December 2003 was US$8.6 million (2002 US$5.2 million) that has been included in the accounts.

Defined Benefit Pension Plans

Upon acquisition of the MIM Group, two defined benefit plans in the United Kingdom were assumed and one in Australia. Independent professionally qualified actuaries assess the pension costs and funding of these plans using the projected unit method. The actuaries have updated the valuations to 31 December 2003. Contributions made to these defined benefit plans since the acquisition of the MIM Group was US$5.3 million. The Group does not have any other material defined benefit plans.

At 31 December 2003 the estimated market value of the assets of the funded pension plans was US$116.1 million and the market value of the assets was sufficient to cover 77.2% of the benefits that had accrued to members after allowing for expected increases in future earnings and pensions.

The full implementation of FRS 17 - Retirement Benefits ("FRS 17") has been delayed until periods beginning 1 January 2005 but additional disclosures are required in the current year, which are shown below. The standard requires that pension deficits and surpluses to be recognised in full. Annual service cost and net financial income on the assets and liabilities of the plans are recognised through earnings. Other fluctuations in the value of the surplus/deficits are recognised in the statement of total recognised gains and losses. Under SSAP 24 - Accounting for Pension Costs ("SSAP 24"), the projected unit basis was one of the accepted valuation methods but under FRS 17, it is the only acceptable method.

SSAP 24 disclosures

The results of the most recent actuarial valuations under SSAP 24 are as follows:

	Pension plans 2003	Pension plans 2002
Main Assumptions:		
Rate of return on investments	6.6%	-
Rate of salary increases	4.2%	-
Rate of pension increases	2.2%	-
Market value of plan assets (US$m)	111.8	-
Funding level	78.2%	-

Further contributions, in addition to the employer's current contribution of 12.8% of pensionable earnings are being made in order to reduce the deficiency in the Plan. The deficit in the Plan is being recognised as a variation from the regular cost over a period of 12 years, the average expected remaining service of employees.

FRS 17 Disclosures

The weighted average main economic assumptions used to determine the actuarial value of obligations and pension costs are as follows:

	Pension plans 2003	Post-retirement medical plans 2003	Pension plans 2002	Post-retirement medical plans 2002
Rate of salary increases	4.1%	-	-	-
Rate of pension increases	2.2%	-	-	-
Expected rate of return on plan assets	7.1%	-	-	-
Discount rate	4.6%	10.7%	-	13.8%
Inflation rate	2.8%	7.0%	-	10.0%
Rate of medical cost increases	-	8.3%	-	10.1%

The market value of the assets and the long term expected rate of return on the pension plans are as follows:

US$m	Expected rate of return 2003	Market value 2003	Expected Rate of return 2002	Market value 2002
Equity	8.0%	81.4	-	-
Bonds	6.0%	21.3	-	-
Other	5.1%	13.4	-	-
Market value of pension plan assets		116.1		-
Present value of pension plan liabilities		(150.3)		-
Net pension asset/(liability)		(34.2)		-
Funding level		77.2%		-

The net post-retirement medical plan liabilities are as follows:

US$m	Market value 2003	Market value 2002
Present value of post-retirement medical plan liabilities	8.6	5.2
Deferred tax	(2.6)	(1.6)
Net post-retirement medical plan liability	6.0	3.6

Had FRS 17 been adopted early, amounts for 2003 would have been as follows:

US$m	Pension Plans	Post-retirement medical plans	Total
Amounts charged to operating profit:			
Current service cost	(0.4)	(0.5)	(0.9)
Past service cost	(0.4)	(1.5)	(1.9)
	(0.8)	(2.0)	(2.8)
Amounts charged to other finance income/(cost):			
Expected return on plan assets	3.1	-	3.1
Interest cost on plan liabilities	(3.1)	-	(3.1)
	-	-	-
Past service costs and effects of settlements/curtailments:			
Gain on curtailment	1.3	-	1.3
	1.3	-	1.3
Actuarial gains/(losses):			
Actual return less expected return on pension scheme assets	5.7	-	5.7
Loss from changes in assumptions underlying the present value of plan liabilities	(1.3)	-	(1.3)
	4.4	-	4.4
	4.9	(2.0)	2.9

The movement during 2003 in the FRS 17 pension and post-retirement deficit (before allowance of deferred tax) is as follows:

US$m	Pension Plans	Post-retirement medical plans	Total
As at 1 January 2003	-	(5.2)	(5.2)
Current service cost	(0.8)	-	(0.8)
Contributions	5.3	-	5.3
Acquisitions and disposals of subsidiaries	(41.3)	-	(41.3)
Past service costs and effects of settlements and curtailments	1.3	-	1.3
Actuarial gains/(losses)	4.4	(2.0)	2.4
Translation adjustments	(3.1)	(1.4)	(4.5)
	(34.2)	(8.6)	(42.8)

History of experience gains and losses:

US$m	2003
Difference between expected return and actual return on pension plan assets	5.7
Percentage of plan assets	4.9%
Total actuarial gain recognised in the statement of total recognised gains and losses	4.9
Percentage of plan liabilities	3.3%

A reconciliation of net assets and reserves under FRS 17 is as follows:

US$m	2003	2002
Net assets:		
Net assets as stated in the balance sheet	6,525.7	3,566.1
SSAP 24 balance	31.9	-
Net assets excluding defined benefit asset/liabilities	6,557.6	3,566.1
FRS 17 pension asset	116.1	-
FRS 17 defined benefit liabilities	(150.3)	-
Net assets including defined benefit asset/liabilities	6,523.4	3,566.1
Reserves:	2,487.7	921.4
SSAP 24 balance	0.8	-
Profit and loss reserve excluding amounts related to defined benefit asset/liabilities	2,488.5	921.4
FRS 17 accumulated profit and loss credit	4.9	
Profit and loss reserve including amounts relating to defined benefit asset/liabilities	2,493.4	921.4

27. Related Party Transactions

During the year, the Group plc entered into the following transactions, in the ordinary course of business, with related parties:

US$m	Sales	Purchases	Treatment & refining charges	Agency & marketing fees	Amounts payable	Amounts receivable
Glencore International AG						
2003	449.1	136.0	16.2	25.1	37.9	79.0
2002	401.4	101.7	-	24.9	21.4	42.8
Forestal del Sur Ltda						
2003	2.8	-	-	-	-	-
2002	2.2	-	-	-	-	-
Associates - Cook Resources Mining Pty Limited						
2003	-	-	-	-	-	5.9
2002	-	-	-	-	-	6.5

Glencore International AG

Pursuant to a capital management programme, as announced on 29 May 2003, entered into by Glencore International AG ("Glencore"), Credit Suisse First Boston Equities Limited and Credit Suisse First Boston (Europe) Limited in connection with the Group's acquisition of the MIM Group and the associated rights issue, Glencore, Credit Suisse First Boston Equities Limited and Credit Suisse First Boston (Europe) Limited are jointly interested in 252,868,007 ordinary shares representing 40.0% (2002: 40.0%) of the issued share capital of the Company at 31 December 2003.

Chrome

Xstrata South Africa entered into a ferrochrome marketing agreement with Glencore on 21 April 1995, appointing Glencore as its exclusive world-wide marketing agent for the sale of Xstrata South Africa's entire production of ferrochrome other than ferrochrome sold into the US, Canada and certain Asian countries. The agreement continues for as long as Xstrata South Africa produces ferrochrome. Glencore is obliged to use its best endeavours to arrange sales at prevailing market rates as agreed from time to time by Xstrata South Africa and Glencore. Glencore is entitled to receive an agency fee of 4.25% on FOB sales revenues. Glencore assumes 60% of the risk of non-payment by customers in relation to ferrochrome sales.

If at any time Xstrata South Africa notifies Glencore that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore, Xstrata South Africa may, unless Glencore is able to obtain similar prices, sell its products in the market. Glencore is nevertheless entitled to an agency fee of 3.5% of FOB sales revenue in respect of such sales. Glencore is also entitled to receive a US$50,000 monthly fee in connection with market analysis and administration tasks it performs.

Ferrochrome sold into the US and Canada is distributed by Glencore Ltd and Glencore Canada Inc respectively, under two distribution agreements. These agreements continue indefinitely, with both parties having the right to terminate the agreement at 12 month's notice. The percentage of distribution fees payable by the Group in respect of ferrochrome sold under the distribution agreement is substantially the same as the commission paid in respect of ferrochrome sold under the marketing agreement. In addition, Mitsui & Co Ltd has the right to market 30,000 tonnes of the annual production from the Lydenburg furnaces to certain Asian countries.

During 2003, Char Technology (Pty) Ltd was acquired from Glencore. Details of this transaction are included in note 2.

Vanadium

In December 1997, Xstrata Marketing Corporation AVV ("Xstrata Marketing"), a wholly owned subsidiary of the Group, entered into a 20-year marketing agreement with Glencore in respect of Rhovan's and Vantech's entire production of vanadium other than vanadium sold into the US and Canada.

Glencore is obliged to use its best endeavours to arrange sales of vanadium pentoxide and ferrovanadium to customs. Xstrata Marketing is obliged to pay to Glencore an agency fee of 3.5% on FOB sales revenues and an additional fee of 1.5% on FOB sales revenues for assuming the risk of non-payment by customers on this material.

If at any time Xstrata Marketing notifies Glencore that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore, Xstrata Marketing may, unless Glencore is able to obtain similar prices, sell its products in the market. Glencore is nevertheless entitled to the 3.5% agency fees described above in respect of such sales.

Vanadium pentoxide and ferrovanadium sold into the US or Canada is distributed by Glencore Ltd and Glencore Canada Inc respectively, under two distribution agreements. The distribution agreements have the same term as the marketing agreement. The percentage of distribution fees payable by the Group in respect of vanadium pentoxide and ferrovanadium is substantially the same as the commission paid in respect of vanadium pentoxide and ferrovanadium sold under the marketing agreement.

Xstrata Windimurra Pty Ltd entered into a 10 year marketing agreement in December 1998 with Glencore in respect of the entire production of the Group's Australian vanadium operation. Pursuant to this, an agency fee of 3.5% on FOB sales revenues is payable by Xstrata Windimurra Pty Ltd to Glencore, or, if production exceeds four million pounds of vanadium pentoxide in any year, the greater of US$500,000 or 3.5% on FOB sales revenues. Glencore assumes the risk of non-payment by customers.

If at any time Xstrata Windimurra Pty Ltd notifies Glencore that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore, Xstrata Windimurra Pty Ltd may, unless Glencore is able to obtain similar prices, sell its production in the market. Glencore is nevertheless entitled to the 3.5% agency fees described above in respect of such sales.

Coal

In 2002, the Group entered into a 20 year Market Advisory Agreement with Glencore. Pursuant to this agreement, Glencore acts as the Group's market advisor with respect to its export production of coal (other than for Cumnock No. 1 Colliery Pty Limited while it is not a wholly owned subsidiary and other than for export sales from the TAV/TESA joint venture unless and until the current marketing arrangements with TESA are terminated). The fee payable to Glencore is US$0.50 per attributable tonne of coal exported by the Group from Australia or South Africa. In January 1995, Cumnock entered into a sales and marketing agreement with Glencore, for a commission of US$0.75 per tonne for all coal sold by Cumnock. Pursuant to this agreement, Glencore provides sales and marketing services to Cumnock and Cumnock appoints Glencore as its agent to market coal.

In March 2002, Glencore Overseas AG (of which Enex Resources Limited is a wholly owned subsidiary), Duiker Marketing AG and Duiker Mining (Proprietary) Limited were acquired from Glencore for a consideration of US$974.0 million in shares and US$1,100.9 million in cash.

Zinc

During 1999, Asturiana entered into a service agreement with Glencore (the "Asturiana Service Agreement"), under the terms of which Glencore provides advice and assistance with respect to the acquisition of mining and/or metallurgical interests and advice in connection with Asturiana's hedging policy and improvement of its position in the zinc market. The fees to be paid by Asturiana under the Asturiana Service Agreement are approximately US$2.0 million per annum. Unless renewed, the agreement will expire on 31 December 2004.

Asturiana has entered into a 3 year agreement with Glencore to purchase 200,000 tonnes per annum of zinc concentrate, with the option to purchase an additional 50,000 tonnes per annum. The agreement expires on 31 December 2006. Treatment charges are negotiated annually.

Asturiana has agreed to supply Glencore with 125,000 tonnes of zinc slabs during 2004 based on market FOB prices plus a premium.

McArthur River has an agreement with Glencore to supply 180,000 tonnes per annum in 2004 and 2005 and 45,000 tonnes in 2006, of zinc concentrate with an option to sell an additional 135,000 tonnes in 2006. There is an additional agreement to supply Glencore with any unsold zinc concentrate, to a maximum of 83,000 tonnes per annum, in 2004 and 2005. Treatment charges for 45,000 tonnes per annum of zinc concentrate are fixed with the balance negotiated annually until 31 December 2006.

Mt Isa has an agreement with Glencore to supply 79,000 tonnes per annum in 2004 and 2005 of zinc concentrate. Treatment charges are negotiated annually.

The Nordenham zinc smelter was acquired from Metaleurop (33% owned by Glencore) effective 31 December 2002. The Group has received a fairness opinion from KPMG Transactions Services on the transaction that supported the acquisition price. Details of this transaction are included in Note 2.

Copper

Copper Australia has entered into marketing agreements with Glencore in respect of the total available export allocation of copper cathode and surplus Mt Isa copper concentrate not processed through its Mt Isa copper smelter for 3 years effective from 1 January 2004. From 1 January 2007, an "evergreen" contract will continue indefinitely unless the agreement is terminated by either party with a minimum 12 month notice period. The sales terms for the copper cathode are at Codelco North Asian CIF Liner Terms plus a range of premiums less freight discounts by destination. The sales terms for the copper concentrate are based on FOB market prices less agreed metal content deductions, treatment and refining charges. The treatment and refining charges for the first three years are fixed for 115,000 wmt of concentrate, negotiated quarterly for a maximum of 343,000 wmt of concentrate. All terms are set at generally accepted international benchmark terms.

Forestal del Sur Ltda

During 2001, Forestal del Sur Ltda was sold to management. Subsequently, Forestal del Sur Ltda entered into a tolling and marketing agreement with the Group and a management service agreement was concluded. These agreements expire on 31 December 2006.

Transactions with associates

As disclosed in note 16 there was a net non-interest bearing advance of US$5.9 million to Cook Resources Mining Pty Limited, an associate of the Group at 31 December 2003 (2002 US$6.5 million).

28. Financial Instruments

The Group is exposed to changes in currency exchange rates, commodity prices and interest rates in the normal course of business. Derivative transactions are entered into solely to hedge these risks. Market fluctuations in derivative financial instruments designated as hedges are used to offset the fluctuations in the underlying exposure.

Commodity price risk

The Group is exposed to fluctuations in commodity prices, with the commodity mix spread fairly evenly between those which are priced by reference to prevailing market prices on terminal markets and those that are set on a contract basis with customers, generally on an annual basis. Due to the volatile nature of commodity prices and the historical relationship between prices and the currencies of most of the countries where the Group operates, hedging may be entered into only in limited circumstances and subject to strict limits laid down by the Board. Due to the acquisition of the MIM Group during 2003, the Group has increased its production of thermal coal and zinc with copper, gold and lead being added to the portfolio.

Credit risk

The Group is exposed to credit risk in respect of trade receivables, however given the geographical industry spread of the Group's customers, credit risk is believed to be limited. The Group has established credit limits so that dealings are with a wide range reputable bank and financial institutions on a competitive basis. Due to the acquisition of the MIM Group during 2003, the Group has increased its diversification of geographical industry spread.

Interest rate risk of financial assets and liabilities

The Group normally borrows and invests at floating rates of interest. A limited amount of fixed rate hedging can be undertaken during periods where the Group's exposure to movements in short term interest rates is more significant. The 2010 guaranteed convertible bonds was initially swapped to a floating rate of interest, but the first 2 years of floating rate payments were subsequently swapped back to a fixed interest rate. The Group has assumed the financing facilities of the MIM Group due to its acquisition during 2003 and many were refinanced by the end of the year however it was not practical to refinance the project finance, equity minority interest loan, capital market notes and silver loan, the majority of which is subject to fixed interest rates.

The interest rate profile of the Group as at 31 December was as follows:

US$m	Weighted average time fixed rate	Weighted average fixed rate % pa	Fixed rate	Floating rate	Non-interest bearing	2003
Financial assets:						
AUD	-	-	-	50.0	142.9	192.9
EUR	-	-	-	3.2	8.8	12.0
US$	-	-	-	189.2	6.8	196.0
ZAR	-	-	-	38.1	2.1	40.2
Other	-	-	-	4.8	-	4.8
			-	285.3	160.6	445.9
Financial liabilities:						
AUD	6 years	7.9	75.8	74.8	-	150.6
EUR	11 years	5.0	0.8	-	1.6	2.4
US$	5 years	4.3	1,228.8	1,056.8	21.5	2,307.1
ZAR	-	-	-	52.9	1.1	54.0
			1,305.4	1,184.5	24.2	2,514.1

US$m	Falling due within 1 year	Falling due between 1-2 years	Falling due between 2-5 years	Falling due more than 5 years	2003
Financial liability maturity profile:					
AUD	11.7	76.6	23.1	39.2	150.6
EUR	-	0.8	0.7	0.9	2.4
US$	217.1	369.6	1,034.2	686.2	2,307.1
ZAR	13.9	15.4	17.3	7.4	54.0
	242.7	462.4	1,075.3	733.7	2,514.1

US$m	Weighted average time fixed rate	Weighted average fixed rate % pa	Fixed rate	Floating rate	Non-interest bearing	2002
Financial assets:						
AUD	-	-	-	37.9	30.7	68.6
EUR	-	-	-	5.5	11.5	17.0
US$	-	-	-	35.7	-	35.7
ZAR	-	-	-	32.4	0.1	32.5
Other	-	-	-	-	4.0	4.0
			-	111.5	46.3	157.8
Financial liabilities:						
AUD	7 years	5.3	17.7	17.8	-	35.5
EUR	12 years	5.0	0.6	-	1.6	2.2
US$	12 years	8.3	14.8	581.6	-	596.4
ZAR	-	-	-	43.3	-	43.3
			33.1	642.7	1.6	677.4

US$m	Falling due within 1 year	Falling due between 1-2 years	Falling due between 2-5 years	Falling due more than 5 years	2002
Financial liability maturity profile:					
AUD	3.1	13.8	6.4	12.2	35.5
EUR	-	0.6	0.7	0.9	2.2
US$	0.7	1.7	579.9	14.1	596.4
ZAR	3.8	0.3	33.9	5.3	43.3
	7.6	16.4	620.9	32.5	677.4

The interest charged on floating rate financial liabilities is based on the relevant national inter-bank rates.

Also refer to note 18 Creditors and note 22 Notes to the Statement of Cash Flows for further details.

Interest rate swaps

The Guaranteed Convertible Bond was initially swapped into a floating interest rate, however the first 2 years were subsequently swapped back into a fixed interest rate.

	Principal amount US$m 2003	Average rate % 2003	Fair value US$m 2003	Principal amount US$m 2002	Average fixed rate % 2002	Fair value US$m 2002
Interest rate swaps to US$ fixed rates:						
Between 1 to 2 years	600.0	2.2	(2.5)	-	-	-
	600.0	2.2	(2.5)	-	-	-
Interest rate swaps from US$ fixed rates:						
More than 5 years	600.0	4.5	13.7	-	-	-
	600.0	4.5	13.7	-	-	-

Gains and losses on interest rate swaps taken out to fix interest commitments are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on interest rate swaps and the movements therein are as follows:

US$m	Gains 2003	Losses 2003	Net 2003	Gains 2002	Losses 2002	Net 2002
Interest rate swaps to US$ fixed rate:						
Arising during the year but not recognised	13.7	(2.5)	11.2	-	-	-
Unrecognised gains and losses at 31 December	13.7	(2.5)	11.2	-	-	-
Of which:						
Gains and losses expected to be realised in the next accounting period	-	-	-	-	-	-

Borrowing facilities

The Group has various borrowing facilities available to it. The un-drawn committed facilities available at 31 December 2003 and 31 December 2002 in respect of which all conditions precedent had been met at that date are as follows:

US$m	2003	2002
Expiring in:		
Less than 1 year	134.5	137.1
Between 1 to 2 years	200.0	-
Between 2 to 5 years	157.0	804.0
	491.5	941.1

Currency risk

Owing to the Group's significant operations in Australia, South Africa and Spain, the balance sheet and results can be affected significantly by movements in exchange rates. The reporting currency of the Group is the US$, as this is the underlying economic currency of the Group's cash flows and the majority of borrowings are denominated in US$. However overseas operations undertake the majority of transactions and have cash flows in local currencies.

The table below shows the Group's currency exposures; in other words, those transactional (or non-structural) exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or 'functional') currency of the operating unit involved.

As at 31 December, the net foreign currency monetary receivable exposure is as follows:

US$m	2003	2002
Reporting currency:		
AUD	17.4	5.5
EUR	(3.7)	(11.2)
US$	7.6	-
ZAR	98.6	72.7
Other	0.7	-
	120.6	67.0

The amounts shown in the table above take into account the effect of foreign currency contracts entered into to manage these currency exposures.

Foreign currency hedges

The Australian operations have entered into AUD/US$ exchange contracts to hedge their US dollar denominated revenue and third party loans whilst the Spanish operations have entered into EUR/US$ exchange contracts to hedge a portion of their US dollar denominated revenue. The Group will also enter into forward contracts to hedge specific one off foreign currency risks, such as for the acquisition of the MIM Group (refer to note 2). The fair value on the open foreign currency exchange contracts has been determined based on relevant market information available as at 31 December 2003.

	Contract amount US$m 2003	Average forward rate 2003	Fair value US$m 2003	Contract amount US$m 2002	Average forward rate 2002	Fair value US$m 2002
Forward contracts - sell US$/buy AUD:						
Less than 1 year	1,185.5	0.6202	219.8	635.1	0.5280	28.8
	1,185.5	0.6202	219.8	635.1	0.5280	28.8
Forward contracts - sell AUD/buy US$:						
Between 1 to 2 years	89.0	0.6570	(12.5)	-	-	-
	89.0	0.6570	(12.5)	-	-	-
Forward contracts - sell US$/buy EUR:						
Less than 1 year	2.0	1.1320	0.2	-	-	-
	2.0	1.1320	0.2	-	-	-
Cross currency swaps - sell US$/buy AUD						
Between 1 to 2 years	43.0	0.5185	19.4	-	-	-
	43.0	0.5185	19.4	-	-	-

Gains and losses on foreign currency contracts taken out to hedge currency commitments are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on foreign currency hedging and the movements therein are as follows:

US$m	Gains 2003	Losses 2003	Net 2003	Gains 2002	Losses 2002	Net 2002
Forward contracts - sell US$/buy AUD:						
Unrecognised gains and losses at 1 January	28.8	-	28.8	-	(12.9)	(12.9)
Acquired with subsidiaries	-	-	-	-	(4.0)	(4.0)
Arising in previous years that are now recognised	(28.8)	-	(28.8)	-	16.9	16.9
Arising during the year but not recognised	220.0	-	220.0	28.8	-	28.8
Unrecognised gains and losses at 31 December	220.0	-	220.0	28.8	-	28.8
Of which:						
Gains and losses expected to be realised in the next accounting period	220.0	-	220.0	28.8	-	28.8

Commodity hedging

The Australian and Americas operations have entered into copper and gold forwards and collars to hedge prices of future sales. The majority of the Gold forwards were assumed following the acquisition of the MIM Group. The European operations have entered into zinc and lead forwards and collars to hedge prices of future sales. The fair value on the open forwards and collars commodity contracts has been determined based on relevant market information available as at 31 December 2003.

	Ounces 2003	Average price US$ 2003	Fair value US$m 2003	Ounces 2002	Average price US$ 2002	Fair value US$m 2002
Gold forwards - US$ denominated contracts:						
Less than 1 year	226,061	363.52	(12.7)	-	-	-
Between 1 to 2 years	203,332	364.35	(12.2)	-	-	-
Between 2 to 5 years	290,332	377.51	(16.9)	-	-	-
	719,725	369.40	(41.8)	-	-	-
Gold collars - US$ denominated contracts:						
Less than 1 year	47,380	333-410	(0.1)	-	-	-
	47,380	333-410	(0.1)	-	-	-
Gold forwards - AUD denominated contracts:						
Less than 1 year	92,456	436.49	0.7	-	-	-
Between 1 to 2 years	68,600	446.66	(0.3)	-	-	-
Between 2 to 5 years	244,795	530.70	6.5	-	-	-
More than 5 years	39,200	564.81	0.7	-	-	-
	445,051	501.18	7.6	-	-	-
Gold knock-out forwards - AUD denominated contracts:						
Between 2 to 5 years	76,800	541.43	4.4	-	-	-
More than 5 years	16,800	541.43	0.7	-	-	-
	93,600	541.43	5.1	-	-	-

	Tonnes 2003	Average price US$ 2003	Fair value US$m 2003	Tonnes 2002	Average price US$ 2002	Fair value US$m 2002
Copper forwards - US$ denominated contracts:						
Less than 1 year	48,702	1,999.42	(14.2)	-	-	-
	48,702	1,999.42	(14.2)	-	-	-
Copper collars - US$ denominated contracts:						
Less than 1 year	65,450	1,902-2,200	(13.7)	-	-	-
	65,450	1,902-2,200	(13.7)	-	-	-
Zinc forwards - US$ denominated contracts:						
Less than 1 year	72,500	920.43	(6.8)	34,000	844.92	1.4
	72,500	920.43	(6.8)	34,000	844.92	1.4
Zinc collars - US$ denominated contracts:						
Less than 1 year	6,000	900-981	-	-	-	-
	6,000	900-981	-	-	-	-
Lead forwards - US$ denominated contracts:						
Less than 1 year	18,500	616.58	(2.1)	-	-	-
	18,500	616.58	(2.1)	-	-	-
Coal forwards - US$ denominated contracts:						
Less than 1 year	600,000	39.25	(1.9)	-	-	-
	600,000	39.25	(1.9)	-	-	-

Gains and losses on commodity hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on commodity hedging and the movements therein are as follows:

US$m	Gains 2003	Losses 2003	Net 2003	Gains 2002	Losses 2002	Net 2002
Commodity hedging:						
Unrecognised gains and losses at 1 January	1.4	-	1.4	-	-	-
Arising in previous years that are now recognised	(1.4)	-	(1.4)	-	-	-
Arising during the year but not recognised	13.0	(93.6)	(80.6)	1.4	-	1.4
Unrecognised gains and losses at 31 December	13.0	(93.6)	(80.6)	1.4	-	1.4
Of which:						
Gains and losses expected to be realised in the next accounting period	0.7	(38.9)	(38.2)	1.4	-	1.4

Fair values

Fair values of financial assets and liabilities set out below is a comparison by category of book values and fair values of all the Group's financial assets and financial liabilities as at 31 December 2003 and 31 December 2002:

US$m	Book value 2003	Fair value 2003	Book value 2002	Fair value 2002
Primary financial instruments:				
Short-term borrowings	(57.3)	(57.3)	(6.3)	(6.3)
Long-term borrowings	(1,155.4)	(1,155.4)	(638.6)	(638.6)
Guaranteed convertible bonds	(588.7)	(792.5)	-	-
Capital market notes	(402.3)	(407.9)	-	-
Forward silver sales	(44.8)	(40.4)	-	-
Project finance	(152.3)	(154.5)	-	-
Finance leases and hire purchase liabilities	(75.8)	(75.8)	(17.7)	(17.7)
Mining rights deferred acquisition liability	(16.1)	(16.1)	(14.8)	(14.8)
Fixed asset investments (other than own shares, associates and the Nordenham acquisition)	81.0	81.0	57.8	57.8
Cash and short-term deposits	255.1	255.1	88.7	88.7
Other long term debtors	28.0	28.0	9.9	9.9
Investments: assets acquired held for resale	31.1	31.1	-	-
Derivative financial instruments:				
Foreign currency contracts	6.9	226.9	-	28.8
Interest rate swaps	-	11.2	-	-
Coal commodity hedging	-	(1.9)	-	-
Copper commodity hedging	-	(27.9)	-	-
Gold commodity hedging *	31.3	(19.5)	-	-
Lead commodity hedging	(2.1)	(2.1)	-	-
Zinc commodity hedging	(6.8)	(6.8)	1.4	1.4

* excludes US$9.7 million of hedging losses included in Investments: assets acquired held for resale

Market values have been used to determine the fair value of foreign currency contracts and listed fixed asset investments. The fair value of all other items has been calculated by discounting the expected future cash flows at prevailing interest rates.

29. Long Term Incentive Plan

The Xstrata plc Long Term Incentive Plan (LTIP) has two elements:

(i) A contingent award of free ordinary shares that vests after three years, subject to, and to the extent that, performance criteria determined at the time of grant have been satisfied; and

(ii) A share option to acquire ordinary shares at a specified exercise price after the third anniversary of grant, subject to, and to the extent that, performance criteria determined at the time of grant have been satisfied.

No consideration will be payable on the vesting of an LTIP award of free ordinary shares. On exercise of an option, a participant will be required to pay an exercise price that will not be less than the market value of an ordinary share on the date of grant.

As a consequence of the rights issue, the number of options have been adjusted by a factor of 1.508 and the option price adjusted by 0.663. The number of free ordinary shares were adjusted by a factor of 1.46.

The movement in the number of free ordinary shares and share options are as follows:

Scheme	Strike Price	Exercise period	At 1 January 2003 No.	Granted during the year No.	Exercised during the year No.	Lapsed during the year No.	At 31 December 2003 No.
Shares:							
2003	-	February 2006 - February 2013	-	572,203	-	(17,068)	555,135
2002	-	May 2005 - May 2012	91,266	-	-	(3,128)	88,138
			91,266	572,203	-	(20,196)	643,273
Options:							
2003	GBP 3.60	February 2006 - February 2013	-	1,773,032	-	(52,885)	1,720,147
2002	GBP 6.23	May 2005 - May 2012	690,501	-	-	(32,814)	657,687
2002	GBP 6.44	May 2005 - May 2012	33,279	-	-	-	33,279
2002	GBP 6.30	May 2005 - May 2012	22,620	-	-	-	22,620
			746,400	1,773,032	-	(85,699)	2,433,733

Excludes shares and options issued to executive Directors.

Xstrata AG incentive plan

With the merger of Xstrata AG into Xstrata plc, Xstrata plc assumed the obligations of Xstrata AG under the scheme with the number of options and strike price adjusted accordingly. The share options have a two year vesting period followed by a three year exercise period. No further options will be granted under this incentive plan.

As a consequence of the rights issue, the number of options have been adjusted by a factor of 1.508 and the option price adjusted by 0.663.

The movement in the number of share options are as follows:

Scheme	Strike Price	Exercise period	At 1 January 2003 No.	Granted during the year No.	Exercised during the year No.	Lapsed during the year No.	At 31 December 2003 No.
Options:							
2002	CHF 14.98	Jan 2004 - Jan 2007	853,528	-	-	(75,400)	778,128
2001	CHF 28.64	Jan 2003 - Jan 2006	511,589	-	-	-	511,589
2000	CHF 22.28	Jan 2002 - Jan 2005	690,287	-	-	-	690,287
1998	CHF 12.86	Sep 2000 - Sep 2003	251,534	-	-	(251,534)	-
			2,306,938	-	-	(326,934)	1,980,004

Excludes options issued to executive Directors.

As at 31 December 2003, the Company held 4,130,500 shares (2002: 1,250,120 shares) to hedge its exposure under the above share and option plans (refer to note 14).

30. Principal Subsidiaries, Associates, Joint Ventures and Joint Arrangements

Name	Country of incorporation	Principal activities	Effective interest held
Principal Subsidiaries			
Coal			
Abelshore Pty Limited	Australia	Coal operations	100%
AZSA Holdings Pty Limited	Australia	Coal operations	100%
Cumnock Coal Limited	Australia	Coal operations	84%
Enex Foydell Limited	Australia	Coal operations	100%
Enex Liddell Pty Limited	Australia	Coal operations	100%
Enex Oakbridge Pty Limited	Australia	Coal operations	100%
Hunter Valley Coal Corporation Pty Limited	Australia	Coal operations	100%
Jonsha Pty Limited	Australia	Coal operations	100%
Oakbridge Pty Limited	Australia	Coal operations	78%
Oceanic Coal Australia Limited	Australia	Coal operations	100%
Ravensworth Operations Pty Limited	Australia	Coal operations	100%
Saxonvale Coal Pty Limited	Australia	Coal operations	100%
The Wallerawang Collieries Limited	Australia	Coal operations	74.1%
Ulan Coal Mines Limited	Australia	Coal operations	90%
Xstrata Coal Australia Pty Limited	Australia	Holding company	100%
Xstrata Coal Investments Australia Limited	Australia	Holding company	100%
Duiker Marketing AG	Switzerland	Marketing & trading	100%
Alloys			
Xstrata South Africa (Pty) Ltd	South Africa	Holding company, Coal, Chrome & Vanadium operations	100%
Char Technology (Pty) Ltd	South Africa	Char operation	100%
Maloma Colliery Ltd	Swaziland	Anthracite mine	75%
Xstrata Windimurra Pty Ltd	Australia	Vanadium operations	100%
Copper			
Ernest Henry Mining Pty Ltd	Australia	Copper operation	100%
Minera Alumbrera Limited	Antigua	Copper operation	50%
Mount Isa Mines Limited	Australia	Copper, Lead and Zinc operations	100%
Zinc Lead			
Asturiana de Zinc SA	Spain	Zinc smelter	100%
Britannia Refined Metals Limited	UK	Lead smelter	100%
Xstrata Zinc GmbH	Germany	Zinc smelter	100%
Forestry			
Forestal Los Lagos SA	Chile	Plantation	100%
Other			
Carpentaria Gold Pty Ltd	Australia	Gold operation	100%
MIM Exploration Pty Ltd	Australia	Exploration	100%
MIM International Exploration Pty Ltd	Australia	Exploration	100%
Mimsure Insurance Pty Ltd	Singapore	Insurance	100%
Xstrata (Schweiz) AG (i)	Switzerland	Holding company	100%
Xstrata Capital Corporation AVV	Aruba	Finance company	100%
Xstrata Finance Pty Ltd	Australia	Finance company	100%
Xstrata Holdings Pty Ltd	Australia	Holding company	100%

30. Principal Subsidiaries, Associates, Joint Ventures and Joint Arrangements (continued)

Name	Country of incorporation	Principal activities	Effective interest held
Principal JANEs			
Coal			
Bulga Joint Venture	Australia	Coal operations	87.5%
Douglas Tavistock Joint Venture	South Africa	Coal operations	16%
Foybrook Joint Venture	Australia	Coal operations	67.5%
Liddell Joint Venture	Australia	Coal operations	67.5%
Macquarie Coal Joint Venture	Australia	Coal operations	80%
Narama Joint Venture	Australia	Coal operations	50%
Newlands, Collinsville, Abbot Point Joint Venture	Australia	Coal operations	55%
Oaky Creek Coal Joint Venture	Australia	Coal operations	55%
Richards Bay Coal Terminal Company Ltd	South Africa	Coal terminal	20.9%
Tavistock TESA Joint Venture	South Africa	Coal operations	50%
Ulan Coal Mines Joint Venture	Australia	Coal operations	90%
United Joint Venture	Australia	Coal operations	95%
Alloys			
Sanancor Joint Venture	South Africa	Chrome operations	50%
Zinc Lead			
McArthur River Joint Venture	Australia	Zinc operations	75.0%
Principal Associates			
Coal			
Cook Resources Mining Pty Limited	Australia	Coal operations	50%

(i) Directly held by Xstrata plc.

The Group comprises a large number of companies and it is not practical to include all of these in the above list. The list only includes those companies that have a significant impact on the profit or net assets of the Group. All entities operate mainly in the country of incorporation and these interests are held indirectly by the parent company unless otherwise indicated.

Supplementary Information (unaudited)

Pro Forma Profit and Loss Accounts

For the years ended 31 December

US$m	Continuing operations	Discontinued operations	2003	Continuing operations	Discontinued operations	2002
Group turnover	4,412.4	19.7	4,432.1	3,961.2	169.9	4,131.1
Net operating costs before exceptional costs	(3,987.6)	(24.1)	(4,011.7)	(3,170.0)	(209.4)	(3,379.4)
Exceptional costs - impairment of assets	-	-	-	(28.6)	(145.7)	(174.3)
Exceptional costs - restructuring	(21.8)	-	(21.8)	-	-	-
Net operating costs	(4,009.4)	(24.1)	(4,033.5)	(3,198.6)	(355.1)	(3,553.7)
Operating profit	403.0	(4.4)	398.6	762.6	(185.2)	577.4
Share of operating profit/(loss) of associates	(3.0)	-	(3.0)	0.7	-	0.7
Total operating profit	400.0	(4.4)	395.6	763.3	(185.2)	578.1
Profit on sale of tangible assets	9.3	-	9.3	1.9	-	1.9
Profit on sale of interest in JANEs	136.6	-	136.6	-	-	-
Loss on disposal of operations	-	(1.6)	(1.6)	-	(37.4)	(37.4)
Profit before interest and taxation	545.9	(6.0)	539.9	765.2	(222.6)	542.6
Net interest payable and similar charges	(128.7)	-	(128.7)	(147.4)	(2.3)	(149.7)
Profit before taxation	417.2	(6.0)	411.2	617.8	(224.9)	392.9
Tax on profit on ordinary activities	(71.2)	(1.6)	(72.8)	(131.4)	3.0	(128.4)
Profit after taxation	346.0	(7.6)	338.4	486.4	(221.9)	264.5
Equity minority interests	(59.2)	-	(59.2)	(52.3)	-	(52.3)
Attributable profit	286.8	(7.6)	279.2	434.1	(221.9)	212.2
Earnings per share (US$) - basic						
Pre-exceptional items	0.27	(0.01)	0.26	0.73	(0.06)	0.67
Exceptional items	0.19	-	0.19	(0.04)	(0.29)	(0.33)
	0.46	(0.01)	0.45	0.69	(0.35)	0.34
Weighted average number of shares (000)			628,335			628,378

Notes to the Pro Forma Profit and Loss Accounts

The pro forma financial information has not been audited by Ernst & Young LLP.

The 2003 Pro Forma Profit and Loss Accounts and segmental information for the Group is prepared to illustrate the effect had the MIM Group acquisition occurred on 1 January 2003. The financial information for the 6 months ended 30 June 2003 of the MIM Group has been presented at spot foreign currency exchange rates by reversing the realised hedging losses as the hedge book was 'at the money' on the acquisition date.

The 2002 Pro Forma Profit and Loss Accounts and segmental information for the Group is prepared to illustrate the effect had the IPO, rights issue, coal and MIM Group acquisitions occurred on 1 January 2002. The financial information for the year ended 31 December 2002 figures has been extracted from the supplementary prospectus for the recommended acquisition of MIM Holdings Limited and rights issue dated 17 April 2003 and amended as follows:

(i) Hedging gains and losses are included within unallocated turnover by the MIM Group so the US$167 million fair value hedge book provision release has been reclassified to unallocated turnover. Realised hedging losses for the year ended 31 December 2002 totalled US$119 million.

(ii) Silver loan financing costs of US$11 million were transferred from the EBITDA and EBIT of the Zinc Lead commodity stream in the supplementary prospectus. These costs were included within unallocated by the MIM Group and are now transferred from EBITDA and EBIT unallocated costs to interest expense in the 2002 comparatives.

(iii) The MIM Group's financial year end was 30 June whilst Xstrata plc has a calendar year end. When reporting the segmental financial information during the year ended 30 June 2002, the MIM Group inconsistently reported the Copper operating profit between the interim and full year results. This resulted in the Copper EBITDA and EBIT being overstated and unallocated being understated by US$27 million for the year ended 31 December 2002 in the supplementary prospectus.

(iv) Ravenswood has been classed as an asset held for re-sale, consequently it has been removed from the consolidated results.

(v) Various operations have been re-classified to business segments and Technology reported separately in 2002 from unallocated to allow comparability with the 2003 segmental analysis presentation.

(vi) The attributable net assets of the MIM Group have been adjusted to be consistent with UK GAAP so that tax balances, project debt and outside equity interests are included whilst Group balances are excluded.

(vii) Treatment and refining charges have been netted against gross turnover to allow comparability to the presentation in the statutory financial statements. This resulted in a reduction of turnover by US$167.0 for the year ended 31 December 2002 in the supplementary prospectus.

Reconciliation of Pro Forma and Statutory Financial Statements

US$m	Continuing operations	Discontinued operations	2003	Continuing operations	Discontinued operations	2002
TURNOVER						
Statutory turnover	3,478.9	2.7	3,481.6	1,806.1	3.2	1,809.3
Duiker & Enex Group pre-acquisition turnover	-	-	-	182.0	-	182.0
MIM Group pre-acquisition turnover	937.8	17.0	954.8	1,828.1	166.7	1,994.8
Less Ravenswood pre-acquisition turnover	(24.5)	-	(24.5)	(21.9)	-	(21.9)
MIM Group hedge book fair value release	20.2	-	20.2	166.9	-	166.9
Total	4,412.4	19.7	4,432.1	3,961.2	169.9	4,131.1
EBITDA (pre-exceptionals)						
Statutory EBITDA	700.0	(1.3)	698.7	418.6	(4.9)	413.7
Duiker & Enex Group pre-acquisition EBITDA	-	-	-	68.0	-	68.0
MIM Group pre-acquisition EBITDA	223.8	(2.9)	220.9	553.0	(14.7)	538.3
Less Ravenswood pre-acquisition EBITDA	(3.7)	-	(3.7)	11.7	-	11.7
MIM Group acquisition defense costs	15.4	-	15.4	-	-	-
MIM Group hedge book fair value release	20.2	-	20.2	166.9	-	166.9
Total	955.7	(4.2)	951.5	1,218.2	(19.6)	1,198.6
EBIT (pre-exceptionals)						
Statutory EBIT	320.1	(1.3)	318.8	274.1	(8.0)	266.1
Duiker & Enex Group pre-acquisition EBIT	-	-	-	48.8	-	48.8
MIM Group pre-acquisition EBIT	79.7	(3.1)	76.6	273.2	(31.5)	241.7
Less Ravenswood pre-acquisition EBIT	0.1	-	0.1	12.8	-	12.8
MIM Group acquisition defense costs	15.4	-	15.4	-	-	-
MIM Group hedge book fair value adjustment	20.2	-	20.2	166.9	-	166.9
MIM Group fair value depreciation adjustment	(2.3)	-	(2.3)	18.0	-	18.0
Less Ravenswood fair value depreciation adjustm't	(2.1)	-	(2.1)	-	-	-
Total	431.1	(4.4)	426.7	793.8	(39.5)	754.3

Reconciliation of Pro Forma and Statutory Financial Statements (continued)

US$m	Continuing operations	Discontinued operations	2003	Continuing operations	Discontinued operations	2002
EBIT						
Statutory EBIT	434.9	(2.9)	432.0	245.5	(30.2)	215.3
Duiker & Enex Group pre-acquisition EBIT	-	-	-	48.8	-	48.8
MIM Group pre-acquisition EBIT	71.9	22.2	94.1	273.2	(192.4)	80.8
Less Ravenswood pre-acquisition EBIT	0.1	-	0.1	12.8	-	12.8
MIM Group UK smelter rehabilitation liability disposal	-	(25.3)	(25.3)	-	-	-
MIM Group UK impairment of smelter assets	7.8	-	7.8	-	-	-
MIM Group acquisition defense costs	15.4	-	15.4	-	-	-
MIM Group hedge book fair value adjustment	20.2	-	20.2	166.9	-	166.9
MIM Group fair value depreciation adjustment	(2.3)	-	(2.3)	18.0	-	18.0
Less Ravenswood fair value depreciation adjustment	(2.1)	-	(2.1)	-	-	-
Total	545.9	(6.0)	539.9	765.2	(222.6)	542.6
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION						
Statutory profit on ordinary activities before taxation	357.2	(2.9)	354.3	208.1	(30.2)	177.9
Duiker & Enex Group pre-acquisition profit before tax	-	-	-	46.5	-	46.5
MIM Group pre-acquisition profit before taxation	32.3	22.2	54.5	207.9	(192.4)	15.5
Less Ravenswood pre-acquisition profit before tax	0.2	-	0.2	12.8	-	12.8
MIM Group UK smelter rehabilitation liability disposal	-	(25.3)	(25.3)	-	-	-
MIM Group UK impairment of smelter assets	7.8	-	7.8	-	-	-
MIM Group acquisition defense costs	15.4	-	15.4	-	-	-
MIM Group hedge book fair value adjustment	20.2	-	20.2	166.9	-	166.9
MIM Group fair value depreciation adjustment	(2.3)	-	(2.3)	18.0	-	18.0
Less Ravenswood fair value depreciation adjustment	(2.1)	-	(2.1)	-	-	-
Incremental interest adjustment	(9.0)	-	(9.0)	(30.8)	-	(30.8)
MIM Group discounting of rehabilitation provision	(2.6)	-	(2.6)	(11.7)	(2.3)	(14.0)
Less Ravenswood discounting of rehabilitation prov'n	0.1	-	0.1	0.1	-	0.1
Total	417.2	(6.0)	411.2	617.8	(224.9)	392.9
ATTRIBUTABLE PROFIT						
Statutory attributable profit	279.9	(2.9)	277.0	174.1	(31.8)	142.3
Duiker & Enex Group pre-acquisition attributable profit	-	-	-	32.3	-	32.3
MIM Group pre-acquisition attributable profit	(14.9)	20.6	5.7	104.9	(188.5)	(83.6)
Less Ravenswood pre-acquisition attributable profit	(0.4)	-	(0.4)	8.9	-	8.9
MIM Group UK smelter rehabilitation liability disposal	-	(25.3)	(25.3)	-	-	-
MIM Group UK impairment of smelter assets	7.8	-	7.8	-	-	-
MIM Group acquisition defense costs	15.4	-	15.4	-	-	-
MIM Group hedge book fair value adjustment	20.2	-	20.2	116.8	-	116.8
MIM Group fair value depreciation adjustment	(2.3)	-	(2.3)	16.0	-	16.0
Less Ravenswood fair value depreciation adjustment	(2.1)	-	(2.1)	-	-	-
Incremental interest adjustment	(14.3)	-	(14.3)	(10.8)	-	(10.8)
MIM Group discounting of rehabilitation provision	(2.6)	-	(2.6)	(8.2)	(1.6)	(9.8)
Less Ravenswood discounting of rehabilitation prov'n	0.1	-	0.1	0.1	-	0.1
Total	286.8	(7.6)	279.2	434.1	(221.9)	212.2

Pro Forma Segmental Analysis

For the year ended 31 December

US$m	Continuing operations	Discontinued operations	2003	Continuing operations	Discontinued operations	2002
Turnover by business segment						
Coal - Thermal	1,578.1	-	1,578.1	1,461.0	-	1,461.0
Coal - Coking	281.5	-	281.5	355.2	-	355.2
Coal	1,859.6	-	1,859.6	1,816.2	-	1,816.2
Chrome	472.2	-	472.2	290.2	-	290.2
Vanadium	70.8	-	70.8	76.4	-	76.4
Copper	1,057.1	-	1,057.1	961.0	-	961.0
Zinc Lead	915.3	17.0	932.3	730.5	166.7	897.2
Forestry	2.8	-	2.8	2.2	-	2.2
Magnesium	-	2.7	2.7	-	3.2	3.2
Technology	33.9	-	33.9	35.9	-	35.9
Unallocated	0.7	-	0.7	48.8	-	48.8
Total	4,412.4	19.7	4,432.1	3,961.2	169.9	4,131.1
Turnover by origin						
Africa	996.5	-	996.5	736.7	-	736.7
Americas	509.4	2.7	512.1	464.0	3.2	467.2
Australia	2,156.1	-	2,156.1	2,113.5	-	2,113.5
Europe	749.7	17.0	766.7	598.2	166.7	764.9
Unallocated	0.7	-	0.7	48.8	-	48.8
Total	4,412.4	19.7	4,432.1	3,961.2	169.9	4,131.1
Turnover by destination						
Africa	153.7	-	153.7	108.5	-	108.5
Americas	292.6	2.7	295.3	107.7	3.2	110.9
Asia	1,774.0	-	1,774.0	1,705.8	-	1,705.8
Australia	335.1	-	335.1	415.0	-	415.0
Europe	1,786.7	17.0	1,803.7	1,525.3	166.7	1,692.0
Middle East	69.6	-	69.6	50.1	-	50.1
Unallocated	0.7	-	0.7	48.8	-	48.8
Total	4,412.4	19.7	4,432.1	3,961.2	169.9	4,131.1

Pro Forma Segmental Analysis (continued)

For the year ended 31 December

US$m	Continuing operations	Discontinued operations	2003	Continuing operations	Discontinued operations	2002
EBITDA by business segment						
Pre-exceptionals:						
Coal - Thermal	292.6	-	292.6	410.3	-	410.3
Coal - Coking	57.3	-	57.3	155.0	-	155.0
Coal	349.9	-	349.9	565.3	-	565.3
Chrome	78.9	-	78.9	62.8	-	62.8
Vanadium	(1.9)	-	(1.9)	10.4	-	10.4
Copper	481.8	-	481.8	474.6	-	474.6
Zinc Lead	94.2	(2.9)	91.3	106.3	(14.7)	91.6
Forestry	0.5	-	0.5	0.4	-	0.4
Magnesium	-	(1.3)	(1.3)	-	(4.9)	(4.9)
Technology	8.9	-	8.9	11.2	-	11.2
Common costs and income	(56.6)	-	(56.6)	(12.8)	-	(12.8)
EBITDA (pre-exceptionals)	955.7	(4.2)	951.5	1,218.2	(19.6)	1,198.6
Exceptionals:						
Profit/(loss) on disposal of operations:						
Coal	136.6	-	136.6	-	-	-
Magnesium	-	(1.6)	(1.6)	-	-	-
Restructuring:						
Zinc Lead	(8.5)	-	(8.5)	-	-	-
Common costs and income	(13.3)	-	(13.3)	-	-	-
EBITDA	1,070.5	(5.8)	1,064.7	1,218.2	(19.6)	1,198.6
EBITDA by geographical region						
Pre-exceptionals:						
Africa	151.7	-	151.7	217.7	-	217.7
Americas	332.8	(1.3)	331.5	260.8	(4.9)	255.9
Australia	435.5	-	435.5	651.8	-	651.8
Europe	92.3	(2.9)	89.4	100.7	(14.7)	86.0
Common costs and income	(56.6)	-	(56.6)	(12.8)	-	(12.8)
EBITDA (pre-exceptionals)	955.7	(4.2)	951.5	1,218.2	(19.6)	1,198.6
Exceptionals:						
Profit/(loss) on disposal of operations:						
Americas	-	(1.6)	(1.6)	-	-	-
Australia	136.6	-	136.6	-	-	-
Restructuring:						
Australia	(13.3)	-	(13.3)	-	-	-
Europe	(8.5)	-	(8.5)	-	-	-
EBITDA	1,070.5	(5.8)	1,064.7	1,218.2	(19.6)	1,198.6

Pro Forma Segmental Analysis (continued)

For the year ended 31 December

US$m	Continuing operations	Discontinued operations	2003	Continuing operations	Discontinued operations	2002
EBIT by business segment						
Pre-exceptionals:						
Coal - Thermal	112.5	-	112.5	281.8	-	281.8
Coal - Coking	25.4	-	25.4	134.0	-	134.0
Coal	137.9	-	137.9	415.8	-	415.8
Chrome	61.6	-	61.6	55.8	-	55.8
Vanadium	(7.5)	-	(7.5)	7.1	-	7.1
Copper	274.1	-	274.1	288.5	-	288.5
Zinc Lead	17.7	(3.1)	14.6	35.6	(31.5)	4.1
Forestry	(0.9)	-	(0.9)	(0.5)	-	(0.5)
Magnesium	-	(1.3)	(1.3)	-	(8.0)	(8.0)
Technology	6.0	-	6.0	10.6	-	10.6
Common costs and income	(57.8)	-	(57.8)	(19.1)	-	(19.1)
EBIT (pre-exceptionals)	431.1	(4.4)	426.7	793.8	(39.5)	754.3
Exceptionals:						
Impairment of assets:						
Vanadium	-	-	-	(28.6)	-	(28.6)
Zinc Lead	-	-	-	-	(123.5)	(123.5)
Magnesium	-	-	-	-	(22.2)	(22.2)
Profit/(loss) on sale of operations:						
Zinc Lead	-	-	-	-	(37.4)	(37.4)
Coal	136.6	-	136.6	-	-	-
Magnesium	-	(1.6)	(1.6)	-	-	-
Restructuring:						
Zinc Lead	(8.5)	-	(8.5)	-	-	-
Common costs and income	(13.3)	-	(13.3)	-	-	-
EBIT	545.9	(6.0)	539.9	765.2	(222.6)	542.6
EBIT by geographical location						
Pre-exceptionals:						
Africa	82.0	-	82.0	179.4	-	179.4
Americas	191.0	(1.3)	189.7	151.6	(8.0)	143.6
Australia	170.8	-	170.8	423.5	-	423.5
Europe	45.1	(3.1)	42.0	58.4	(31.5)	26.9
Common costs and income	(57.8)	-	(57.8)	(19.1)	-	(19.1)
EBIT (pre-exceptionals)	431.1	(4.4)	426.7	793.8	(39.5)	754.3
Exceptionals:						
Impairment of assets:						
Americas	-	-	-	-	(22.2)	(22.2)
Australia	-	-	-	(28.6)	-	(28.6)
Europe	-	-	-	-	(123.5)	(123.5)
Profit/(loss) on sale of operations:						
Americas	-	(1.6)	(1.6)	-	-	-
Australia	136.6	-	136.6	-	-	-
Europe	-	-	-	-	(37.4)	(37.4)
Restructuring:						
Australia	(13.3)	-	(13.3)	-	-	-
Europe	(8.5)	-	(8.5)	-	-	-
EBIT	545.9	(6.0)	539.9	765.2	(222.6)	542.6

Pro Forma Segmental Analysis (continued)

For the year ended 31 December

US$m	Continuing operations	Discontinued operations	2003	Continuing operations	Discontinued operations	2002
Attributable net assets by business segment						
Coal	4,977.5	-	4,977.5	4,001.1	-	4,001.1
Chrome	313.6	-	313.6	245.3	-	245.3
Vanadium	140.4	-	140.4	122.6	-	122.6
Copper	1,619.8	-	1,619.8	1,354.9	-	1,354.9
Zinc Lead	1,307.5	(23.8)	1,283.7	1,256.6	(51.0)	1,205.6
Forestry	25.5	-	25.5	21.0	-	21.0
Magnesium	-	-	-	-	2.2	2.2
Technology	55.8	-	55.8	40.0	-	40.0
Unallocated	(1,890.6)	-	(1,890.6)	(2,040.5)	-	(2,040.5)
Total	6,549.5	(23.8)	6,525.7	5,001.0	(48.8)	4,952.2
Attributable net assets by geographical location						
Africa	2,282.8	-	2,282.8	1,777.5	-	1,777.5
Americas	596.5	-	596.5	364.2	2.2	366.4
Australia	4,655.4	-	4,655.4	4,212.5	-	4,212.5
Europe	905.4	(23.8)	881.6	687.3	(51.0)	636.3
Unallocated	(1,890.6)	-	(1,890.6)	(2,040.5)	-	(2,040.5)
Total	6,549.5	(23.8)	6,525.7	5,001.0	(48.8)	4,952.2
Capital expenditure by business segment						
Sustaining:						
Coal	125.3	-	125.3	97.3	-	97.3
Chrome	2.3	-	2.3	0.8	-	0.8
Vanadium	0.7	-	0.7	0.3	-	0.3
Copper	48.3	-	48.3	36.4	-	36.4
Zinc Lead	38.9	-	38.9	31.4	20.4	51.8
Forestry	1.4	-	1.4	-	-	-
Magnesium	-	-	-	-	0.6	0.6
Technology	0.8	-	0.8	0.1	-	0.1
Unallocated	5.3	-	5.3	5.0	-	5.0
Total Sustaining	223.0	-	223.0	171.3	21.0	192.3
Expansionary:						
Coal	105.4	-	105.4	58.0	-	58.0
Chrome	27.2	-	27.2	6.5	-	6.5
Vanadium	4.7	-	4.7	0.8	-	0.8
Copper	33.8	-	33.8	34.5	-	34.5
Zinc Lead	20.8	-	20.8	29.6	-	29.6
Forestry	-	-	-	1.7	-	1.7
Technology	-	-	-	1.3	-	1.3
Unallocated	2.9	-	2.9	10.7	-	10.7
Total Expansionary	194.8	-	194.8	143.1	-	143.1
Total:						
Coal	230.7	-	230.7	155.3	-	155.3
Chrome	29.5	-	29.5	7.3	-	7.3
Vanadium	5.4	-	5.4	1.1	-	1.1
Copper	82.1	-	82.1	70.9	-	70.9
Zinc Lead	59.7	-	59.7	61.0	20.4	81.4
Forestry	1.4	-	1.4	1.7	-	1.7
Magnesium	-	-	-	-	0.6	0.6
Technology	0.8	-	0.8	1.4	-	1.4
Unallocated	8.2	-	8.2	15.7	-	15.7
Total	417.8	-	417.8	314.4	21.0	335.4

Pro Forma Segmental Analysis (continued)

For the year ended 31 December

US$m	Continuing operations	Discontinued operations	2003	Continuing operations	Discontinued operations	2002
Capital expenditure by geographical location						
Sustaining:						
Africa	33.4	-	33.4	40.1	-	40.1
Americas	13.9	-	13.9	15.0	0.6	15.6
Australia	148.1	-	148.1	94.4	-	94.4
Europe	22.2	-	22.2	16.8	20.4	37.2
Unallocated	5.4	-	5.4	5.0	-	5.0
Total Sustaining	223.0	-	223.0	171.3	21.0	192.3
Expansionary:						
Africa	61.6	-	61.6	15.3	-	15.3
Americas	7.7	-	7.7	23.9	-	23.9
Australia	108.8	-	108.8	77.2	-	77.2
Europe	13.8	-	13.8	16.0	-	16.0
Unallocated	2.9	-	2.9	10.7	-	10.7
Total Expansionary	194.8	-	194.8	143.1	-	143.1
Total:						
Africa	95.0	-	95.0	55.4	-	55.4
Americas	21.6	-	21.6	38.9	0.6	39.5
Australia	256.9	-	256.9	171.6	-	171.6
Europe	36.0	-	36.0	32.8	20.4	53.2
Unallocated	8.3	-	8.3	15.7	-	15.7
Total	417.8	-	417.8	314.4	21.0	335.4

Financial Summary 1999 - 2003
For the years ended 31 December

US$m	1999	2000	2001	2002	2003
Profit and Loss Accounts					
Turnover	662.0	597.9	613.6	1,809.3	3,481.6
EBITDA - before exceptionals	135.2	152.2	126.0	413.7	698.7
EBITDA	135.2	152.2	126.0	413.7	811.9
EBIT - before exceptional items	91.7	130.5	91.0	266.1	318.8
Exceptional items before taxation	-	57.9	(45.5)	(50.8)	113.2
EBIT	91.7	188.4	45.5	215.3	432.0
Net interest payable and similar charges	(14.6)	(11.5)	(21.6)	(37.4)	(77.7)
Profit before taxation	77.1	176.9	23.9	177.9	354.3
Tax on profit on ordinary activities	6.6	(21.6)	(10.6)	(29.8)	(46.5)
Equity minority interest	0.3	-	(2.0)	(5.8)	(30.8)
Attributable profit - before exceptional items	84.0	97.4	56.8	193.1	162.0
Attributable profit	84.0	155.3	11.3	142.3	277.0
EBIT margin - before exceptional items	13.9%	21.8%	14.8%	14.7%	9.2%
EBIT margin	13.9%	31.5%	7.4%	11.9%	12.4%
Effective tax rate - before exceptional items	(8.6)%	18.2%	15.3%	13.0%	20.0%
Effective tax rate	(8.6)%	12.2%	44.4%	16.8%	13.1%
Basic earnings per share - before exceptional items (US$)	0.96	1.12	0.65	0.58	0.37
Basic earnings per share (US$)	0.96	1.79	0.13	0.43	0.63
Dividend per share (USc)	-	-	-	13.3	20.0
Balance Sheet					
Intangible assets	2.4	5.4	146.4	1,037.3	1,333.5
Tangible assets	806.3	604.2	737.3	3,337.8	7,614.8
Investments	22.3	23.9	22.9	81.9	121.8
Net current assets	118.9	180.8	145.6	219.2	939.0
Capital employed	866.0	684.2	998.8	4,195.0	9,002.1
Capital expenditure	92.1	56.1	142.9	154.1	316.4
Attributable net assets	629.4	674.3	539.1	3,566.1	6,525.7
Net debt	(256.3)	0.7	(456.5)	(573.9)	(2,221.5)
Net debt to equity %	40.7%	(0.1)%	84.4%	15.3%	31.1%
Statement of Cash Flows					
Net cash inflow from operating activities	113.2	173.0	158.4	451.8	593.4
Capital expenditure and financial investment	(122.7)	(54.7)	(134.8)	(150.7)	(291.5)
Acquisitions and disposals	(4.0)	207.8	(369.2)	(1,085.2)	(1,811.9)
Net cash inflow/(outflow) before financing	(35.7)	276.4	(377.7)	(880.9)	(1,720.8)

Section Six: Group Information

6.1 Data on operations

Name of Operation	Owner -ship	Annual production Capacity (Full plant/mine basis)	100% Production 2003	100% Production 2002	Accounting Status	Location
ALLOYS						
Wonderkop Plant	100%	460kt	398kt	367kt	Subsidiary	Marikana
Rustenburg Plant	100%	430kt	322kt	190kt	Subsidiary	Rustenburg
Lydenburg Plant	100%	402kt	385kt	401kt	Subsidiary	Lydenburg
Kroondal Mine	100%	2,050kt	1,926kt	1,310kt	Subsidiary	Rustenburg
Waterval Mine	100%	50kt	46kt	459kt	Subsidiary	Rustenburg
Thorncliffe Mine	100%	1,700kt	1,339kt	1,147kt	Subsidiary	Steelpoort
Vantech (V2O5)	100%	13,300k lbs	10,213k lbs	13,411k lbs	Subsidiary	Steelpoort
Rhovan (V2O5) (FeV)	100%	20,200k lbs 7,800k kg	18,202k lbs 6,306k kg	15,878k lbs 6,458k kg	Subsidiary	Brits
Swazi Vanadium (FeV)	100%	2,400k kg	1,1011k kg	-kg	Subsidiary	Swaziland
Windimurra (V2O5)	100%	16,400k lbs Suspended H103	614k lbs	12,045k lbs	Subsidiary	Western Australia
COPPER						
Mount Isa	100%	6.2mt ore 250kt Cu in anode	5.2mt ore 212kt Cu in anode	5.6mt ore 230kt Cu in anode	Subsidiary	North West Queensland Australia
Ernest Henry	100%	10.5mt ore 94kt Cu in conc 115k ozs Au in conc	10.3mt ore 99.4kt Cu in conc 122.6k ozs Au in conc	10.1mt ore 113.6kt Cu in conc 143.6k ozs Au in conc	Subsidiary	North West Queensland Australia
Townsville refinery	100%	270kt cathode	211kt cathode	228kt cathode	Subsidiary	North Queensland
Alumbrera	50%	37.5mt ore 200kt Cu in conc 650koz Au in conc 60koz Au in dore	34.2mt ore 198.5kt Cu in conc 615.5koz Au in conc 54.2koz Au in dore	31.6 mt ore 203.7kt Cu in conc 690.2koz Au in conc 63.6koz Au in dore	Subsidiary	Catamarca Argentina
ZINC LEAD						
San Juan de Nieva	100%	485kt Zn 465kt saleable Zn	480kt Zn 462kt saleable Zn	460kt Zn 440kt saleable Zn	Subsidiary	Asturias Spain
Hinojedo	100%	44kt calcine 29kt S02	44kt calcine 29kt SO2	38kt calcine 25kt S02	Subsidiary	Cantabria Spain
Arnao	100%	24kt semis	15kt semis	15kt semis	Subsidiary	Asturias Spain
Reocín	100%	Closed H103	25kt	117kt	Subsidiary	Cantabria Spain
Nordenham	100%	145kt Zn 140kt saleable Zn	148kt Zn 139kt saleable Zn	142kt Zn 133kt saleable Zn	Subsidiary	Nordenham Germany
Northfleet	100%	180 Primary Pb 40 Recycling Pb	195kt Pb	252kt Pb	Subsidiary	Northfleet UK
Mount Isa	100%	3.5mt ore 250kt Zn in conc 170kt Pb in bullion 400t Ag in bullion	3.0mt ore 169kt Zn in conc 135kt Pb in bullion 322t Ag in bullion	3.1mt ore 182kt Zn in conc 147kt Pb in bullion 353t Ag in bullion	Subsidiary	North West Queensland Australia
McArthur River	75%	1.6mt ore 175kt Zn in conc	1.6mt ore 173kt Zn in conc	1.4mt ore 171kt Zn in conc	JANE	Northern Territory Australia

Name of Operation	Owner -ship	Annual production Capacity (Full plant/mine basis)	100% Production 2003	100% Production 2002	Accounting Status	Location
COAL AUSTRALIA						
Cumnock	84%	2,500kt	1,564kt	1,407kt	Subsidiary	Hunter Valley
Liddell	67.5%	2,800kt	2,365kt	2,366kt	JANE	Hunter Valley
Macquarie Coal JV						
- West Wallsend	80%	3,000kt	2,110kt	1,912kt	JANE	Newcastle
- Westside	80%	800kt	690kt	700kt	JANE	Newcastle
Mt Owen	100%	5,000kt	4,794kt	4,821kt	Subsidiary	Hunter Valley
Narama	50%	2,000kt	2,074kt	1,689kt	JANE	Hunter Valley
Oakbridge Group					Subsidiary	
- Baal Bone	74.1%	2,500kt	1,970kt	2,270kt	Subsidiary	Western Coal Fields
- Beltana	68.3%	3,400kt	1,722kt	277kt	JANE	Hunter Valley
- Bulga	68.3%	4,700kt	4,694kt	4,357kt	JANE	Hunter Valley
- South Bulga	68.3%	2,500kt	488kt	2,218kt	JANE	Hunter Valley
Ravensworth	100%	2,000kt	2,649kt	1,665kt	Subsidiary	Hunter Valley
Ulan						
- Ulan Underground	90%	3,500kt	3,372kt	3,518kt	JANE	Western Coal Fields
- Ulan Open cast	90%	2,400kt	2,514kt	2,635kt	JANE	Western Coal Fields
United	95%	2,400kt	2,720kt	1,518kt	JANE	Hunter Valley
Oaky Creek	55%	9,100kt	6,750kt	8,877kt	JANE	Bowin Basin
Newlands						
- Thermal	55%	8,500kt	6,855kt	8,395kt	JANE	Bowin Basin
- Coking	55%	-kt	181kt	-	JANE	Bowin Basin
Collinsville						
- Thermal	55%	3,600kt	3,714kt	3,937kt	JANE	Bowin Basin
- Coking	55%	1,700kt	1,728kt	1,520kt	JANE	Bowin Basin
COAL SOUTH AFRICA						
iMpunzi Division						
- Phoenix	100%	850kt	846kt	854kt	Subsidiary	Witbank
- Tavistock	100%	1,300kt	1,424kt	1,277kt	Subsidiary	Witbank
Mpumalanga Division						
- Spitzkop	100%	1,400kt	1,257kt	1,202kt	Subsidiary	Ermelo
- Strathrae	100%	Closed H102	-kt	37kt	Subsidiary	Carolina
- Tselentis	100%	1,200kt	1,379kt	1,290kt	Subsidiary	Breyten
Tavistock TESA JV						
- ATC**	50%	1,700kt	1,638kt	1,520kt	JANE	Witbank
- ATCOM**	50%	2,400kt	2,368kt	2,328kt	JANE	Witbank
Tweefontein Division						
- Boschmans	100%	2,000kt	1,998kt	1,881kt	Subsidiary	Witbank
- South Witbank	100%	1,300kt	1,457kt	1,303kt	Subsidiary	Witbank
- Waterpan	100%	1,200kt	1,125kt	989kt	Subsidiary	Witbank
- WitCons	100%	1,018kt	1,291kt	1,018kt	Subsidiary	Witbank
Mines operated by JV partners						
- Rietspruit	50%	Closed H102	-kt	986kt	JANE	Witbank
- Douglas/Middelburg**	16%	25,500kt	24,375kt	25,431kt	JANE	Witbank / Middelburg
OTHER BUSINESSES						
Forestal Los Lagos	100%	108k cbm	107k cbm	77k cbm	Subsidiary	Chile

Explanation Categories of Accounting Status

Associate

Associated undertakings are accounted for using the equity method. The Group's share of the net assets of the Associate are shown on the balance sheet under non-current assets as a single line. The results of the associate appear in two lines in the profit and loss account. The Group's share of the profit before tax of the associate appears on the face of the profit and loss account. The Group's share of the associates tax charge appears in the tax note.

Joint Venture (JV)

JVs are arrangements where the partners share in the profits of the JV operations. JVs are accounted for using the gross equity method. The Group's share of the gross assets and gross liabilities of the JV are shown as two lines on the face of the balance sheet within non-current assets. Treatment in the profit and loss account is similar to associated undertakings except that turnover is grossed up for the Group's share of the turnover of the JV, which is then deducted on the face of the P&L to arrive at Group turnover.

JANE

Joint arrangements not creating an entity ("JANE") are characterised by the sharing of output (eg, the physical commodity or a transport facility) rather than the sharing of profit from operations of the JV. JANES are proportionately consolidated on a line-by-line basis.

Subsidiary

Subsidiaries are 100% consolidated on a line-by-line basis. Where a subsidiary is not 100% owned, the minority interest's share of net assets and profits are deducted on the face of the balance sheet and profit and loss account as single lines.

xstrata

NEWS RELEASE

XSTRATA APPROVES ROLLESTON COAL PROJECT

Zug, Tuesday 24 February 2004

The Board of Xstrata plc has approved the development of the Rolleston Project, a long-life, open-cut, export and domestic thermal coal operation located in the Bowen Basin, in Central Queensland, Australia. Total capital cost for the Project is estimated at AUD291 million, of which Xstrata's 75% share will be AUD218 million. Other partners in the Project are Sumitomo and Itochu, each of which holds a 12.5% interest.

Rolleston enjoys a rapid development profile, with first production of some one million tonnes expected in 2005, and full production of 6 million export tonnes per annum (mtpa) and 2mtpa domestic production expected in 2008. The operation is expected to have a mine life in excess of 20 years and has further expansion potential to some 12 mtpa, with minor additional capital.

Due to its low strip ratio, high-productivity dragline and its production of a 100% coal product that does not require washing, Rolleston will be in the lowest cost quartile of Australian coal producers. The operation's use of the Gladstone Port provides a freight advantage, estimated at US$1.25/tonne, compared to export production from New South Wales, allowing its product to compete on a CIF basis with Indonesia and China.

Rolleston's coal is characterised by its exceptionally low-ash content (around 7.5%), which has already generated substantial interest across the Asian market. As part of a comprehensive assessment of the Project, undertaken following its acquisition with the other assets of MIM in June 2003, combustion tests were conducted on coal from the Rolleston trial pit by power utilities in Korea, Japan, Hong Kong, New Zealand and Australia. These confirmed the competitive advantages of the Rolleston product, with letters of intent already received from major customers.

The timing of the Project is particularly opportune, positioning Rolleston to secure an important and long-duration domestic supply contract, not anticipated in the previous MIM feasibility, that will make a significant positive difference to the Project's NPV. In addition, the current congestion in exports out of Newcastle has created additional customer interest in the Project due to Rolleston's use of the Gladstone port. Finally, Rolleston's production profile is timed to fill a gap in the market created by reducing supply of similar specification product from competitors whose operations are reaching the end of their natural lives.

In September 2003, as part of a separate disposal of a portion of its interests in its Queensland coal business, Xstrata sold a total of 25% of the Rolleston Project to Sumitomo and Itochu (12.5% each).

Queensland Rail will construct, own and operate a new 110km spur to expand their existing rail network in the Blackwater system, at an estimated capital cost of AUD230 million. The new spur will connect to the existing system near Kinrola. Rolleston mine will be charged a fee under a 20-year contract for access and use of the new line.

Commenting on the launch of the Project, Mr Mick Davis, Xstrata's chief executive, said, "Rolleston delivers an exceptional pipeline of growth in one of our major global businesses. Its fast ramp-up and considerable upside potential to 12 million tonnes per annum provide Xstrata with great flexibility to grow its coal production to meet the needs of the market. With the additional low-cost expansion capacity that sits within our New South Wales business, Xstrata has potential, after Rolleston Phase 1, to grow its Australian thermal production by over 30%, at exceptionally low capital cost and with minimal lead times, with market demand the only major consideration. Rolleston's low-cost operations, its highly competitive product and the benefits of its location will ensure that it earns for our shareholders a rate of return in excess of 18% at a conservative long-run price assumption of AUD49.00/tonne."

Peter Coates, chief executive Xstrata Coal, said, "I am delighted the Xstrata Board has given its approval to proceed with the Rolleston project. This decision follows a comprehensive six-month internal review, including the recent 50,000 tonne sample pit, which confirmed the undeniable merits of the project and the suitability of Rolleston coal for both the export and domestic markets, due to its low-ash content. Rolleston is an attractive, low-risk, robust project that is expected to be one of the lowest cost operations of its type in Australia, and indeed the world. Its competitive cost structure and extensive resources provide it with significant as yet unquantified upside potential that will make Rolleston a major engine of growth for our Australian coal business in the future.

"Xstrata's decision to invest in Rolleston reflects the Company's undertaking to play a key role in developing Queensland's mineral resources. Today's announcement will eventually see more than a third of Xstrata Coal's annual production coming out of Queensland, underscoring our long-term commitment to mining in this state. We appreciate the support of the Queensland government for this project and look forward to working together with them, and our Joint Venture partners, in taking this major Project forward."

ends

Xstrata contacts

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@Xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@Xstrata.com

Justine Winn
Telephone +61 2 9253 6748
Mobile +61 416 196 403
Email jwinn@xstratacoal.com

Michael Oke & Claire Bithell
Prospero Financial
Telephone +44 20 7898 9394/9387
Mobile +44 7778 469630/07796 278 294

Notes for Editors

Xstrata plc *is a major global diversified mining company, listed on the London and Swiss stock* exchanges, with meaningful positions in six major international commodity businesses: copper, coking coal, thermal coal, ferrochrome, vanadium and zinc, and additional exposures to gold, lead and silver. The Group, which is headquartered in Switzerland, employs some 18,000 people worldwide with operations across four continents in six countries: Australia, South Africa, Spain, Germany, Argentina and the UK.

Xstrata Coal is the world's leading exporter of thermal coal, the largest exporter of thermal coal in Australia, and the fifth largest producer of hard coking coal in the world, producing both premium quality hard coking coal and semi-soft coal. Headquartered in Sydney, Australia, Xstrata Coal has interests in over 30 operating coal mines managed within three distinct divisions: Xstrata Coal New South Wales, Xstrata Coal Queensland and Xstrata Coal South Africa. Thermal coal is used in power generation, while coking coal is used mainly in the production of steel and other industrial applications.

Additional Information: Rolleston

Background:
The Rolleston Project was originally approved as a 6 million tonne per annum operation by the Board of the former MIM Holdings in March 2003, after a detailed feasibility study that completed in December 2002. Following, the acquisition of MIM by Xstrata in June 2003 a thorough review of the Project was undertaken, which included the development of a trial open-pit to allow product testing with potential major customers. As a consequence, the intention is that the Project be expanded to an 8mtpa operation.

Location:
The Rolleston Project is located in the south-west of Central Queensland's Bowen Basin on the east coast of Australia. More specifically, it is situated 16 kilometres west of the town of Rolleston and 275 kilometres due west (424 km by rail) of the established coal port at Gladstone, from which Rolleston coal will be exported.

The Rolleston Project is capable of rapid development and production will commence towards the end of 2005.

Reserves and Resources:
The Rolleston Project has estimated Identified Coal Resources of approximately 600 million tonnes in its Rolleston tenements, including 173 million tonnes of Recoverable Coal Reserves. Recent market tests have demonstrated the suitability of Rolleston coal for both the export and domestic markets, due its low ash content (7.5% in combustion trials).

Mining Process:
The Rolleston Project is planned as an open cut thermal coal mine with two large draglines as the prime waste stripping machines. Feasibility investigations have determined that the coal does not require washing to produce an acceptable product. Product coal will be railed 424 km to Gladstone via Blackwater using a new section of rail line yet to be constructed. Power supply for the Rolleston coal mine will be sourced by a new 132kv powerline from an existing substation at Blackwater to a new substation just north of the mine site. The powerline will be approximately 130km long.

The Project has completed feasibility which involved further exploration drilling and resource modelling, two sample pits (240,000 and 65,000 tonnes respectively), detailed mine design, combustion trials, and negotiation of key contracts and agreements is in progress.

Bauhinia Regional Rail Project:
Progress is being made on developing an extension to the existing rail network to service the Bauhinia Shire region. The proposed line would be over 110km and would connect to the Blackwater system via the existing spur at Kinrola. The line has potential to enable economic growth to the region, via the Rolleston Project and any future coal developments, as well as by servicing the supply chain requirements of grain growers in the southern highlands region of Central Queensland.

Regional Benefits:
The development of the Rolleston Project is expected to generate significant economic benefits equating to around AUD170 million each year for the life of the mine (AUD3.4 billion over the life of the mine). Of this, some AUD20 million will be paid annually in royalties and a further AUD15 million in wages.

It is anticipated that an average of around 150 jobs will be generated during the construction phase, with a further 300-350 jobs for the rail construction project. Once the mine is commissioned, it will create average long-term direct employment growth of some 150 jobs and will also have a further flow-on effect of numerous additional jobs in the region.

As part of the development of the mine, Xstrata Coal will spend approximately $1.8 million on a community funding agreement over a three-year period with the local council that will bring many benefits to the towns of Rolleston and Springsure and surrounding districts. The fund will help improve services and infrastructure in the district. Furthermore, as a result of the development of the mine, additional improvements to the region's infrastructure will include the new multi-user railway line and an upgraded, more secure electricity supply.

Xstrata File
Number 82-34660

xstrata

NEWS RELEASE

XSTRATA AND SA CHROME ESTABLISH VENTURE SHARING PARTICIPATION IN THE WORLD'S LEADING FERROCHROME PRODUCER

Zug, Tuesday 24 February 2004

Xstrata plc announces that it has reached agreement with SA Chrome & Alloys (Pty) Limited ("SA Chrome") to establish a shared venture (the "Xstrata – SA Chrome Venture" or "the Venture") to which they will each contribute their respective South African chrome and ferrochrome assets. From the third year following the implementation of the agreement, Xstrata and SA Chrome will participate in the aggregate earnings of the Venture in the proportions 82.5 and 17.5 respectively, with the relative proportions changing from Year 1 as follows:

	Xstrata	SA Chrome
Year 1:	89.0%	11.0%
Year 2 :	86.0%	14.0%
Year 3 onwards:	82.5%	17.5%

The transaction enables SA Chrome and Xstrata to realise significant operational efficiencies for both parties through the transfer of best operational practice, the optimisation of ore feed from the reserves of the two parties, and the introduction of new technology. The transaction, which is earnings neutral for Xstrata, will introduce meaningful and sustainable empowerment ownership and involvement in Xstrata's South African ferrochrome business, fulfilling a key requirement of the new Mineral and Petroleum Resources Development Act in South Africa.

The Xstrata - SA Chrome Venture will have pro-forma annual ferrochrome capacity of 1.45 million tonnes (representing around 26% of current global output). Its position as the world's leading ferrochrome producer, its exceptional growth profile and its industry-leading technology provides empowerment groups with meaningful participation in the high-growth global ferrochrome industry. The Venture will continue the progress made by both SA Chrome and Xstrata in initiatives that facilitate further broad-based empowerment in the mining industry, including skills transfer, social upliftment, the employment of people from and advancement of the communities surrounding the Venture's operations and application of preferential procurement practices.

Implementation of the transaction is subject to obtaining the necessary statutory, regulatory and third party approvals and approval by shareholders in SA Chrome. In this respect, Royal Bafokeng Resources Holdings (Pty) Limited ("RBR"), SA Chrome's largest shareholder, has given an irrevocable undertaking to vote in favour of the resolutions to be proposed at a general meeting of the SA Chrome shareholders constituted to approve the transaction.

The Royal Bafokeng Nation (100% owners of RBR) has entered into an agreement with SA Chrome whereby SA Chrome will acquire reserves from the Royal Bafokeng Nation in exchange for an increase in shareholding in SA Chrome. On the fulfilment of the suspensive conditions of that agreement, these reserves will in turn be made available to the Venture..

Commenting on the agreement, the Honourable Phumzile Mlambo-Ngcuka, Minister of Minerals and Energy Affairs in South Africa, said, "I welcome the creation of the Xstrata - SA Chrome Venture and the commitment of the partners involved to create meaningful and sustainable empowerment in what is a global industry leader."

Mr Mick Davis, Chief Executive of Xstrata, said: "The establishment of the Xstrata - SA Chrome Venture creates an opportunity for meaningful and sustained empowerment in a global leader in a fast-growing industry. Going beyond the requirements of the new legislation, the Xstrata - SA Chrome Venture will provide empowerment participation not just in chromite mining, but in its beneficiation, both areas in which the Venture will be the world's largest producer.

"Importantly, the agreement makes compelling commercial sense for both Xstrata and SA Chrome shareholders, who can now secure the benefits from optimising operational synergies and new technology to reduce costs, from enhancing the range of ferrochrome products offered to customers and from the unrivalled pipeline of brownfield growth inherent in the Lion Project, a share of which will go to increase the participation of our HDSA partner beyond 20%.

"I am delighted with the positive response that this transaction has received from the Minister of Minerals and Energy Affairs in South Africa. This transaction underscores our confidence that Xstrata will also be able to facilitate meaningful empowerment across its remaining South African businesses, while similarly keeping shareholder value intact."

Management of The Xstrata - SA Chrome Venture

Following the conclusion of the transaction, overall responsibility for the Xstrata - SA Chrome Venture will rest with a joint board (the "Joint Board"), , comprising six members, with SA Chrome and Xstrata each appointing three members. The parties have agreed that the Board will be chaired by Peet Nienaber, Chief Executive of Xstrata Alloys. In the event of a deadlock, the Xstrata appointed members collectively have one additional vote, except in the case of certain defined major decisions, thereby protecting SA Chrome's interests in the Xstrata - SA Chrome Venture.

The Xstrata - SA Chrome Venture's day-to-day operations will be managed by an Executive Committee appointed by the Joint Board, with members drawn from both SA Chrome and Xstrata.

Following implementation of the transaction, Glencore International AG will market the full output of the Xstrata – SA Chrome Venture, under the same terms and conditions as the existing Ferrochrome Marketing Agreement with Xstrata. ThyssenKrupp Metallurgie has agreed to relinquish its marketing rights to SA Chrome's production on implementation, in consideration for the right to purchase 100,000 tonnes of ferrochrome per annum and to be appointed as sub-agent for sales of ferrochrome to ThyssenKrupp Stainless.

Participation in The Xstrata - SA Chrome Venture

SA Chrome and Xstrata will retain ownership of their respective assets, mining rights and land, with both parties undertaking to contribute to the Xstrata - SA Chrome Venture the right to use all such assets, in exchange for set interest participations in the Venture. Both partners will pool the risks and rewards associated with beneficial ownership of their ferrochrome businesses in the Xstrata – SA Chrome Venture in exchange for agreed participation interests in the Venture.

Both parties will share in the earnings before interest, tax, depreciation and amortisation (EBITDA) of the Xstrata – SA Chrome Venture in proportion to their respective participation interests. EBITDA from the two furnaces at the Wonderkop plant, which form part of the Xstrata joint venture with Samancor (Pty) Limited, and production associated with the offtake agreement between Xstrata and Mitsui at Xstrata's Lydenburg Plant, will be excluded from the Xstrata – SA Chrome Venture.

In order to facilitate further empowerment, SA Chrome has the option to acquire an additional 2.5% in the Xstrata - SA Chrome Venture. This option is available for one year following implementation of the agreement and at a value of US$11 million for each percentage point. If exercised, this will increase SA Chrome's interest in the Venture to 20% from the third year onwards, with Xstrata holding the remaining 80%.

Structure after the implementation of the proposed transaction


RBR
Industrial Development Corporation of SA
Minorities
33.2%
25.2%
41.6%
Xstrata plc**
100%
Xstrata South Africa
SA Chrome*
82.5% 1
17.5% 1
Xstrata – SA Chrome Venture
100%
100%
EBITDA of SA Chrome Assets
EBITDA of Xstrata SA Ferrochrome Assets 2

* Listed on JSE ** Listed on the LSE and SWX

(1) SA Chrome will initially participate in 11% and 14% of the Venture's EBITDA in years 1 and 2, respectively, and will be entitled to participate in 17.5% of the Venture's EBITDA from Year 3 onwards.

(2) Excludes EBITDA from the two furnaces at Wonderkop Plant, which form part of the existing Xstrata–Samancor JV

Future Growth

SA Chrome and Xstrata undertake to offer all ferrochrome and chrome opportunities in Africa, south of the equator, to the Xstrata - SA Chrome Venture. SA Chrome has the right to increase its interest in the Venture over time to 26%, with any further increase by mutual consent, by contributing proportionately more than its prorata share of the cost of any growth project/acquisition. Such contribution will be based on the cost of the particular project/acquisition relative to fair value of the Venture itself. Should the Joint Board fail to reach consensus in regard to the exploitation of a particular ferrochrome or chrome opportunity, either party may exploit such opportunity outside of the Xstrata - SA Chrome Venture. In addition, SA Chrome is free to pursue other activities outside the Xstrata - SA Chrome Venture, provided such activities do not compete with the Venture.

The Xstrata - SA Chrome Venture will therefore participate in Phase One of Xstrata's recently announced Lion Project, a one million tonne per annum ferrochrome complex, located in Mpumalanga Province, which will be constructed in three phases, each comprising 330,000 tonnes of annual smelting capacity. The Lion Plant will utilise Xstrata's exclusive "Premus Technology", which has been developed and successfully implemented at its Lydenburg facility. The Premus process, which is a substantial modification of the highly efficient closed furnace and pelletising technology, is expected to deliver operating costs around 20% below alternative technologies due to significant substitution of anthracite for coke and power costs that are between 25% and 45% lower per tonne of ferrochrome produced than the industry's prevailing processes.

Phase One comprises two 63MVA closed submerged arc furnaces with a capital cost of ZAR1.25 billion, which will be funded by Xstrata and SA Chrome in proportion to their participation in the Xstrata - SA Chrome Venture. The project is progressing on schedule, with design work on track for completion by mid 2004 and production expected early in 2006.

ends

Xstrata contacts

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@xstrata.com

SA Chrome contacts

Steve Phiri
Telephone +27 11 478 1112
Mobile +27 82 371 6136
Email steve@sachrome.co.za

Stuart Elliott
Telephone +27 11 478 1112
Mobile +27 82 372 1046
Email stuart@sachrome.co.za

Bruce McBride
Telephone +27 11 478 1112
Mobile +27 82 894 4804
Email bruce@sachrome.co.za

Financial adviser and transactional sponsor to SA Chrome
Deutsche Bank Securities

Attorneys to SA Chrome
Bowman Gilfillan

Merchant bank to Xstrata

Standard Corporate and Merchant Bank

Attorneys to Xstrata
Werksmans

Notes for Editors

SA Chrome is an empowerment company, listed on the Johannesburg Stock Exchnage and controlled by the Royal Bafokeng Resources Holdings Limited ("RBR") (33.2%) and the Industrial Development Corporation of South Africa Limited ("IDC") (25.2%). The relationship between these parties is managed in terms of a voting pool arrangement. The RBR has pre-emptive rights over the IDC's SA Chrome shares. SA Chrome's operations are situated in the Rustenburg areas of the North West Province in South Africa and comprise the Horizon chrome mine and the Boshoek smelter, with nameplate production capacity of 240,000 tonnes of ferrochrome per annum.

Xstrata plc is a major global diversified mining company, listed on the London and Swiss stock exchanges, with meaningful positions in six major international commodity businesses: copper, coking coal, thermal coal, ferrochrome, vanadium and zinc, and additional exposures to gold, lead and silver. The Group, which is headquartered in Switzerland, employs some 18,000 people worldwide with operations across four continents in six countries: Australia, South Africa, Spain, Germany, Argentina and the UK. Its Alloys business, Xstrata Alloys, is the world's largest producer of ferrochrome, with current annual production capacity of 1.3 million tonnes from its three chrome mines and 15 furnaces in South Africa (representing some 25% of global ferrochrome production).

South Africa holds some 70% of the world's reserves of chromite ore and currently accounts for around 75% of global ferrochrome production. The major end market of ferrochrome is stainless steel, which consumes 90% of all ferrochrome produced. Stainless steel melt has grown at an average of around 4.5% per annum for the past 10 years, with production expected to rise from some 21.5 million tonnes in 2003 to approximately 26 million tonnes by 2007.

For further information, please visit:

- *www.sachrome.co.za*
- *www.xstrata.com*

xstrata

Zug, Wednesday 25 February 2004

Under the terms of the Xstrata plc Directors' Annual Bonus Plan, Mr Mick Davis, Chief Executive of Xstrata, and Trevor Reid, Chief Financial Officer of Xstrata, were awarded bonuses on 3 February 2003. Under the terms of the Plan, the amount of the bonus in excess of 100% of annual basic salary was deferred into ordinary shares of Xstrata plc to vest on the anniversary of the award.

Accordingly Xstrata was notified on 24 February 2004 that, following vesting of the 2003 award, 23,163 ordinary shares have been sold on behalf of Mr Davis and 7,472 shares on behalf of Mr Reid on 24 February 2004 at a price of 715 pence per share to enable payment to them of the deferred part of the award, net of all applicable taxes and withholdings for which the Company is obliged to account.

ends

Xstrata contacts

Richard Elliston		Marc Gonsalves	
Telephone	+44 20 7968 2885	Telephone	+44 20 7968 2812
Mobile	+44 7759 924 576	Mobile	+44 7775 662 348
Email	relliston@xstrata.com	Email	mgonsalves@xstrata.com

xstrata
technology

PRESS RELEASE

ISASMELT ADVANCES FURTHER ON THE WORLD STAGE

Brisbane, 3 March 2004

Xstrata Technology (XT) has successfully bid for two major copper smelter expansions, in Peru and Zambia, confirming ISASMELT as the technology of choice for copper smelting. ISASMELT is marketed by Xstrata Technology, based in Brisbane and Townsville.

Mopani Copper Mines plc have recently signed a letter of intent with Xstrata Technology to install ISASMELT at their Mufilira copper smelter in Zambia. It will be designed initially for 650,000 tonnes per annum (tpa) of concentrate, with allowance for future expansion.

This follows the recently announced 1,200,000 tpa concentrate project at Southern Peru Copper Corporation (SPCC), which also utilises ISASMELT. SPCC also recently confirmed that the smelter modernisation project will proceed with Xstrata Technology providing the core smelting technology. The ISASMELT technology will help ensure that the plant satisfies new environmental regulations due to come into force in January 2007. Engineering for this job is now underway in both Brisbane and Santiago.

Philip Arthur, Pyrometallurgy Business Manager for Xstrata Technology, said "We are delighted to be working with both Mopani and SPCC on these two projects. The selection of ISASMELT over competing technologies vindicates our approach to developing and marketing the technology. This approach combines technical excellence with extensive operating expertise, meaning we offer a complete technology package. As a result, our installations have an enviable record for fast start ups, long refractory life, and reliable operation, and quickly meet then exceed design throughput."

The Xstrata package includes access to a large operating furnace at Mt Isa for training, staff with 15 years experience in ISASMELT operations and applications, access to developments in ISASMELT installations in 8 countries, experienced assistance for commissioning and production support, and ongoing improvements through technical exchange between ISASMELT plant operators around the world.

SPCC selected ISASMELT after a thorough review of 6 possible technologies from around the world. ISASMELT's main attractions were its low capital and operating cost, the ease of retrofitting it into existing plants, the flexibility and simplicity of operation, and Xstrata's record of successful large scale installations.

Mr Arthur said this was a great example of an Australian technology being successfully marketed globally by excellence and relentless attention to the detailed needs of clients. Export income is earned through licence fees, process design and engineering done in Brisbane, training delivery at Mt Isa, commissioning support from Mt Isa and Brisbane, core equipment manufacture and supply from Australia, and associated instrumentation and control packages being awarded to Australian companies.

The Mopani plant will be the thirteenth commercial scale ISASMELT installed, with others in Australia, Belgium, India, Malaysia, United Kingdom, Germany, China, United States and Peru. With these new projects worldwide ISASMELT capacity will reach more than 4.5 million tonnes per year of copper feed materials. Xstrata believes that the award of these two new projects against such intense competition has now established ISASMELT as the benchmark technology package for large scale copper smelting.

ends

Xstrata contacts

Joe Pease – General Manager Xstrata Technology
Telephone +61 7 3833 8500
Fax +61 7 3833 8555
Email jpease@xstrata.com.au

Philip Arthur – Business Manager Pyrometallurgy
Email parthur@xstrata.com.au

Huettenwerke Kayser Copper ISASMELT Plant



Mount Isa Copper ISASMELT Plant



Xstrata File
Number 82-34660

Zug, 4 March 2004

Xstrata Plc was notified on Wednesday 3 March 2004 that Mr. Santiago Zaldumbide, a Director, sold 40,471 Ordinary Shares of $0.50, at a price of 760p per share, on 2 March 2004.

ends

****
Brigitte Mattenberger
Xstrata
Phone: +41 41 726 6071
Fax: +41 41 726 7199
Mobile: +41 79 381 1823
www.xstrata.com

Xstrata File
Number 82-34660

xstrata

Zug, 10 March 2004

Xstrata Plc ("Xstrata") announces that it was advised by Capital Group Companies Inc that Capital Guardian Trust Company, Capital International Limited, Capital International SA and Capital International Inc have decreased their holdings in Xstrata to 14,926,906, 18,935,622, 2,192,497 and 848,020 ordinary shares respectively, representing 2.364%, 2.999%, 0.347% and 0.134% respectively of the Group's issued share capital (previously 2.484%, 3.285%, 0.436% and 0.147%).

The aggregate shareholding of the Capital Group is now 65,464,430 shares, which represents 10.366% of Xstrata's issued share capital.

ends

(For information, Capital Group previously disclosed shareholding in Xstrata was 10.9%.)

****

Brigitte Mattenberger
Xstrata
Phone: +41 41 726 6071
Fax: +41 41 726 7199
Mobile: +41 79 381 1823
www.xstrata.com

xstrata

Zug, 10 March 2004

Xstrata Plc ("Xstrata") announces that it was advised by Capital Group Companies Inc that Capital Guardian Trust Company, Capital International Limited, Capital International SA and Capital International Inc have decreased their holdings in Xstrata to 14,926,906, 18,935,622, 2,192,497 and 848,020 ordinary shares respectively, representing 2.364%, 2.999%, 0.347% and 0.134% respectively of the Group's issued share capital (previously 2.484%, 3.285%, 0.436% and 0.147%).

The aggregate shareholding of the Capital Group is now 65,464,430 shares, which represents 10.366% of Xstrata's issued share capital.

ends

(For information, Capital Group previously disclosed shareholding in Xstrata was 10.9%.)

****

Brigitte Mattenberger
Xstrata
Phone: +41 41 726 6071
Fax: +41 41 726 7199
Mobile: +41 79 381 1823
www.xstrata.com

Xstrata File
Number 82-34660

Zug, 12 March 2004

Xstrata Plc ("Xstrata") announces that it was notified by Standard Life Investments ("Standard Life") yesterday that Standard Life has decreased its holdings in Xstrata to 25,206,696 ordinary shares of US$0.50 each, representing 3.99% of Xstrata's issued share capital.

For information, Standard Life's previous notified holding was 4.01%.

ends

****

Brigitte Mattenberger
Xstrata
Phone: +41 41 726 6071
Fax: +41 41 726 7199
Mobile: +41 79 381 1823
www.xstrata.com

xstrata

Zug, 15 March 2004

Xstrata Plc ("Xstrata") announces that it was notified by Standard Life Investments ("Standard Life") on Friday, 12 March 2004 that Standard Life has increased its holdings in Xstrata to 25,456,696 ordinary shares of US$0.50 each, representing 4.03% of Xstrata's issued share capital.

For information, Standard Life's previous notified holding was 3.99%.

ends

****

Brigitte Mattenberger
Xstrata
Phone: +41 41 726 6071
Fax: +41 41 726 7199
Mobile: +41 79 381 1823
www.xstrata.com

15 March 2004

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Xstrata plc

2 Name of director: Michael Davis

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction.

A) Grant of options and
B) Contingent share awards

under the Xstrata plc Long Term Incentive Plan 2002

7 Number of shares/amount of stock acquired: Nil

8 Percentage of issued class: n/a

9 Number of shares/amount of stock disposed: Nil

10 Percentage of issued class: n/a

11 Class of security: n/a

12 Price per share: n/a

13 Date of transaction: n/a

14 Date company informed: n/a

15 Total holding following this notification: n/a

16 Total percentage holding of issued class following this notification: n/a

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

Grant notified to director on 12/03/2004

18 Period during which, or date on which, exercisable:

A) Options: From 8 March 2007 to 8 March 2014 subject to performance conditions

B) Contingent share awards: End of period for qualifying conditions to be fulfilled is 8 March 2007

19 Total amount paid (if any) for grant of the option: Nil

20 Description of shares or debentures involved: class, number:

A) 689,655 options over ordinary shares of US$0.50

B) 206,897 contingent share awards of ordinary shares of US$0.50

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

A) Options: £7.349

B) Contingent share awards: Nil consideration

22 Total number of shares or debentures over which options held following this notification: 3,266,916 shares

Total number of shares over which conditional rights are held following the notification are 320,777 shares

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Xstrata plc

2 Name of director: Trevor Reid

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction.

C) Grant of options and
D) Contingent share awards

under the Xstrata plc Long Term Incentive Plan 2002

7 Number of shares/amount of stock acquired: Nil

8 Percentage of issued class: n/a

9 Number of shares/amount of stock disposed: Nil

10 Percentage of issued class: n/a

11 Class of security: n/a

12 Price per share: n/a

13 Date of transaction: n/a

14 Date company informed: n/a

15 Total holding following this notification: n/a

16 Total percentage holding of issued class following this notification: n/a

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

Grant notified to director on 12/03/2004

18 Period during which, or date on which, exercisable:

A) Options: From 8 March 2007 to 8 March 2014 subject to performance conditions

B) Contingent share awards: End of period for qualifying conditions to be fulfilled is 8 March 2007

19 Total amount paid (if any) for grant of the option: Nil

20 Description of shares or debentures involved: class, number:

A) 293,103 options over ordinary shares of US$0.50

B) 87,931 contingent share awards of ordinary shares of US$0.50

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

A) Options: £7.349

B) Contingent share awards: Nil consideration

22 Total number of shares or debentures over which options held following this notification: 1,294,617 shares

Total number of shares over which conditional rights are held following the notification are 124,011 shares

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Xstrata plc

2 Name of director: Santiago Zaldumbide

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:

Holding of director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): No

6 Please state the nature of the transaction.

E) Grant of options and
F) Contingent share awards

under the Xstrata plc Long Term Incentive Plan 2002

7 Number of shares/amount of stock acquired: Nil

8 Percentage of issued class: *n/a*

9 Number of shares/amount of stock disposed: Nil

10 Percentage of issued class: n/a

11 Class of security: n/a

12 Price per share: n/a

13 Date of transaction: n/a

14 Date company informed: n/a

15 Total holding following this notification: n/a

16 Total percentage holding of issued class following this notification: n/a

If a director has been granted options by the company, please complete the following fields:

18 Date of grant:

Grant notified to director on 12/03/2004

19 Period during which, or date on which, exercisable:

A) Options: From 8 March 2007 to 8 March 2014 subject to performance conditions

B) Contingent share awards: End of period for qualifying conditions to be fulfilled is 8 March 2007

19 Total amount paid (if any) for grant of the option: Nil

20 Description of shares or debentures involved: class, number:

A) 268,966 options over ordinary shares of US$0.50

B) 80,690 contingent share awards of ordinary shares of US$0.50

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

A) Options: £7.349

B) Contingent share awards: Nil consideration

22 Total number of shares or debentures over which options held following this notification: 496,691 shares

Total number of shares over which conditional rights are held following the notification are 115,250 shares

23 Contact name for queries: Richard Elliston

24 Contact telephone number: 020 7968 2885

25 Name of company official responsible for making notification: RP Elliston, Xstrata plc.

xstrata

Zug, 16 March 2004

Xstrata Plc ("Xstrata") announces that it was notified by Standard Life Investments ("Standard Life") yesterday that Standard Life has decreased its holdings in Xstrata to 25,232,070 ordinary shares of US$0.50 each, representing 3.99% of Xstrata's issued share capital.

For information, Standard Life's previous notified holding was 4.03%.

ends

****
Brigitte Mattenberger
Xstrata
Phone: +41 41 726 6071
Fax: +41 41 726 7199
Mobile: +41 79 381 1823
www.xstrata.com

xstrata
technology

NEWS RELEASE

SUCCESSFUL COMMISSIONING OF WORLD'S LARGEST ULTRA FINE GRINDING MILL - XSTRATA TECHNOLOGY'S 2.6 MW M10000 ISAMILL

Brisbane, 16 March 2004

Xstrata Technology announces that the world's largest ultra fine grinding mill, the 2.6 MW M10000 IsaMill, has been successfully commissioned at Anglo Platinum's Western Limb Tailings Retreatment Plant (WLTRP) in South Africa.

Anglo Platinum selected IsaMill technology for its proven efficiency, robustness, and scale-up ability, following a global review of alternative fine grinding technologies. The M10000 IsaMill was developed under a collaborative agreement between Xstrata Technology, a subsidiary of Xstrata Plc, Anglo Platinum, and Netzsch Feinmahltechnik (Netzsch). The M10000 was scaled-up from the M3000 (1.1 MW) IsaMill, and was designed to regrind the platinum flotation rougher concentrate to improve platinum recovery in the cleaning stage.

The M10000 is the 18th IsaMill installed in mineral applications, with a total installed power of over 21 MW. Lindsay Clark, Mineral Processing Manager for Xstrata Technology, said, "The IsaMill is a high intensity fine grinding machine which efficiently grinds minerals to below 10 microns, a duty which was uneconomic with previous technology. This can transform the economics of flotation for fine grained ores, and greatly accelerate leaching rates in hydrometallurgy. It uses chemically inert media to minimise particle surface oxidation, which gives significant process advantages. A key design feature of the IsaMill is the patented centripetal discharge mechanism, which both retains grinding media and eliminates short circuiting of feed particles. This produces a sharp product size distribution, vital for leaching applications."

Mr Clark praised the role of Anglo Platinum in this project: "While scale up of technology is often considered risky, the combination of Anglo's vision, Xstrata Technology's operating and fine grinding expertise and the engineering skills of Netzsch gave a very smooth commissioning with all targets met quickly. The large scale of the M10000 opens up a huge range of potential applications for ultra fine grinding, particularly in hydrometallurgy where leaching rates are transformed at finer sizes."

The IsaMill was developed at Mt Isa, and is marketed worldwide by Xstrata Technology, which provides a complete solution including testwork, circuit design, installation and commissioning support. The package also includes ongoing operational support from its team of highly experienced plant operators.

ends

Xstrata Technology contacts

Joe Pease – General Manager Xstrata Technology
Telephone +61 7 3833 8500
Fax +61 7 3833 8555
Email jpease@xstrata.com.au

Lindsay Clark – Business Manager Mineral Processing
Email lclark@xstrata.com.au

Xstrata File
Number 82-34660

xstrata

Xstrata plc

Annual Report 2003
Directors' Report and Financial Statements for the year ended 31 December 2003
Notice of Annual General meeting to be held on 6th May 2004
Form of Proxy

Copies of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Copies of the annual report, and the Group's 2003 Health, Safety, Environment and Community Report, can also be ordered and downloaded from the Company's website (www.xstrata.com), and from the Company's head office:
Ms Brigitte Mattenberger
Corporate Affairs
Bahnhofstrasse 2
P.O. Box 102
6301 Zug
Switzerland
Tel: +41 41 726 6071
Email: bmattenberger@xstrata.com

Ends